UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)

		BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Independent Auditors' Report			1
Performance Review			3
Financial Statements
Balance Sheets			13
Income Statements			17
Statements of Changes in Stockholders' Equity - Bank			18
Statements of Changes in Stockholders' Equity - Consolidated			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	29
Note	5	. Interbank Investments	30
Note	6	. Securities and Derivatives Financial Instruments	31
Note	7	. Interbank Accounts	49
Note	8	. Loan Portfolio and Allowance for Loan Losses	49
Note	9	. Foreign Exchange Portfolio	53
Note	10	. Trading Account	53
Note	11	. Tax Credits	54
Note	12	. Other Receivables - Other	55
Note	13	. Non-Current Assets Held for Sale	56
Note	14	. Dependence Information and Foreign Subsidiary	56
Note	15	. Investments in Affiliates and Subsidiaries	57
Note	16	. Fixed Assets	62
Note	17	. Intangibles	62
Note	18	. Money Market Funding and Borrowings and Onlendings	63
Note	19	. Tax and Social Security	67
Note	20	. Subordinated Debts	68
Note	21	. Debt Instruments Eligible to Compose Capital	69
Note	22	. Other Payables - Other	69
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	69
Note	24	. Stockholders’ Equity	73
Note	25	. Operational Ratios	77
Note	26	. Related Parties	77
Note	27	. Income from Services Rendered and Banking Fees	85
Note	28	. Personnel Expenses	85
Note	29	. Other Administrative Expenses	86
Note	30	. Tax Expenses	86
Note	31	. Other Operating Income	87
Note	32	. Other Operating Expenses	87
Note	33	. Non-Operating Result	89
Note	34	. Income Tax and Social Contribution	89
Note	35	. Employee Benefit Plans - Post-Employment Benefits	90
Note	36	. Risk Management Structure	98
Note	37	. Corporate Restructuring	103
Note	38	. Other Information	105
Executive’s Report of Financial Statements			107
Executive’s Report of Independent Auditors' Report			108

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF
INTERIM FINANCIAL STATEMENTS

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. (“Bank”) as of September 30, 2015 and the related statements of income for the three and nine-month periods, the changes in equity and cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes. Bank´s management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information referred above is not prepared, in all material respects, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Deloitte Touche Tohmatsu

Other matters

Statements of value added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2015, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the interim individual and consolidated financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2015

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

© 2015 Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW

Dear Stockholders:

We present herein the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2015, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with IAS 34 for the period ended September 30, 2015 will be released within the statutory period, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

In the third quarter of 2015 the banking activity in Brazil was carried out in an environment of economic contraction and higher interest rates in order to contain inflation and depreciation of the real against the dollar.

The Selic interest rate stood at 14.25%, up 250 basis points from the 11.75% in the end of 2014. Monetary policy action along with fiscal tightening measures should help contain inflation at the next year. The IPCA reached 9.53% in August 2015, exceeding the target that is 6.5%.

The labor market still in a process of deterioration, that begun at the first quarter of 2015, with unemployment rate of 7.6% in August 2015, at rate of 5.0% recorded in August 2014.

The loan portfolio grew 9.6% in August 2015 compared to August 2014. In the first semester, the growth rate was around 10.5%. This deceleration, can be seen both in the credit of directed resources, whose growth gave to 14.7% a year, as the credit with free resources, which grew only 5.2% between August 2014 and August 2015. The portfolio of public banks increased 14.3% in twelve months, while private banks expanded by 4.3%.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	9M15	9M14	annual changes %	3Q15	2Q15	quarter changes %
Financial Income	60,594.0	46,403.6	30.58	25,272.5	16,083.5	57.13
Financial Expenses	(57,924.5)	(33,501.9)	72.90	(28,308.4)	(11,008.0)	157.16
Gross Profit From Financial Operations (a) (c)	2,669.5	12,901.7	-79.31	(3,035.9)	5,075.5	-159.81
Other Operating (Expenses) Income (b) (c) (d)	(4,362.1)	(10,325.7)	-57.75	(3,182.2)	2,321.1	-237.10

Operating Income (a)	(1,692.6)	2,576.0	-165.71	(6,218.1)	7,396.6	-184.07

Non-Operating Income (e)	888.8	112.9	687.25	771.6	38.9	1,883.55

Income Before Taxes on Income and Profit Sharing	(803.8)	2,688.9	-129.89	(5,446.5)	7,435.5	-173.25

Income Tax and Social Contribution (a) (b)	7,579.3	(164.3)	-4,713.09	7,056.0	(3,276.5)	-315.35
Profit Sharing	(793.2)	(809.0)	-1.95	(260.7)	(268.8)	-3.01
Minority Interest	(151.2)	(132.9)	13.77	(82.5)	(9.2)	796.74

NET INCOME	5,831.1	1,582.7	268.43	1,266.4	3,881.0	-67.37

The net income of Banco Santander presented in third quarter a increase of 268.4% compared to the same period of 2014. Excluding amortization expense of goodwill of R$2,341.7 million in 2015 and R$2,745.5 in 2014, the consolidated net income is R$8,172.8 million in 2015 and R$4,328.2 million in 2014. The main items affecting the result of the period are listed below in item Main changes that affected the net income of the period.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization reduced 3.4% in 2015 compared with September 2014, while personnel and profit sharing expenses increased 8.6% and other administrative expenses increased 1.4% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, increased 53.7% YoY.

Main changes that affected the net income of the period

a) Hedge of the foreign investments

The Bank operate a branch in the Cayman Islands and Santander EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

To protect the exposures exchange rate variations, the Bank uses derivative. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such exchange differences results in volatility in earnings (loss) and operating the Tax Expense accounts (PIS/COFINS) and income taxes (IR/CSLL). Exchange rate variations recorded from foreign investments the period ended on September 30, 2015 resulted in a gain of R$15,512 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in Gains and Losses on Financial Assets of R$27,709 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$12,196 million, composed by R$1,288 million of PIS/COFINS and R$10,908 million IR/CSLL.

Due to the above effects, the operating result for the period ended September 2015, was a negative on R$1,693 million, excluding the effect of hedge would be a positive operating result of R$9,215 million.

b) Cofins

Banco Santander reported that the Superior Tribunal Federal (STF) denied unanimously at its plenary session on May 28, 2015, following the extraordinary appeal lodged by Public Ministry regarding the Cofins (Law 9,718/98), which intended to retire earlier decision of the Federal Court in favor of Banco Santander.

Based on the STF's decision, Banco Santander recorded the reversal of legal liabilities amounting R$7,950 million related to Cofins under "Other Operating Income" amountig R$7,672 million and "Tax Expenses", amounting to R$278 million. The tax effect was recorded on "Income Tax and Social Contribution" amounting R$3,180 million.

With the traffic certification has become final, the Bank also recognizes the right to offset COFINS paid in the period 1999 to 2006, under the caption other income R$382 million and Tax update as to offset the amount of R$384 million. The amount of taxes on these revenues amounted to R$306 million.

c) Other significant items that affected the net income of the period

The Bank recorded provisions of which the most important were: loss to the recoverable amount of the asset recorded for the purchase of rights to the provision of payroll services in the amount of R$534 million recorded on "Other Operating Expenses", active in the acquisition and development of software in the amount of R$675 million recorded on "Other Operating Expenses" and permanent losses in the realization value of securities classified in securities available for sale recognized categories of R$550 million recorded on "Securities Transactions".

d) Changes at the goodwill curve

On July 2015 the Bank revised the amortization curve rate of the acquisition goodwill of Banco Real to suit originally established curve for the term, extension and proportion.

e) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 was concluded the sale of the operation of qualified custody business of Banco Santander and all of the shares issued by Santander Securities Services Brasil DTVM S.A.,indirectly controlled Banco Santander, SA, amounting to R$859 million, according to informed to the market on 19 June 2014.

The transaction generated a gain of R$751 million before taxes recorded in the Non-Operating Income item.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Sep/15	Sep/14	annual changes %	Dec/14	quarter changes %
Current and Long-Term Assets	689,054.1	497,162.1	38.60	572,730.1	20.31
Permanent Assets	13,352.6	17,776.0	-24.88	17,226.0	-22.49
TOTAL ASSETS	702,406.7	514,938.1	36.41	589,956.1	19.06

Current and Long-Term Liabilities	642,458.2	455,129.1	41.16	531,085.1	20.97
Deferred Income	396.0	341.0	16.13	408.9	-3.15
Minority Interest	1,950.9	1,155.1	68.89	1,141.4	70.92

Stockholders' Equity	57,601.6	58,312.9	-1.22	57,320.7	0.49

TOTAL LIABILITIES	702,406.7	514,938.1	36.41	589,956.1	19.06

The total assets presented a increase of 36.4% YoY, and they are mainly represented by: R$261,980.2 million of loan portfolio, R$154,261.8 million of securities and derivative financial instruments, R$59,263.8 million of interbank investments, and R$52,224.1 million of interbank accounts. In September 2014 amounts: R$234,583.2 million, R$102,175.0 million, R$56,076.5 million, R$33,554.0 million.

FUNDING BY CUSTOMERS (R$Millions)	Sep/15	Sep/14	annual changes %	Dec/14	quarter changes %
Demand Deposits	18,521	14,084	31.51	16,049	15.40
Saving Deposits	35,540	36,627	-2.97	37,939	-6.32
Time Deposits	88,121	80,810	9.05	85,867	2.62
Debentures/LCI/LCA¹	88,855	74,864	18.69	74,276	19.63
Treasury Bills (Letras Financeiras)[2]	56,622	36,796	53.88	37,583	50.66

Total Funding	287,660	243,181	18.29	251,714	14.28
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 18.3%, compared with September 2014. The highlight was the YoY growth of 53.9% on Treasury Bills and 31.5% on Debentures/LCI/LCA.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Sep/15	Sep/14	annual changes %	Dec/14	quarter changes %
Individuals [1]	82,786	76,683	7.96	78,292	5.74
Consumer Finance (Vehicles and Other Assets)	34,057	36,530	-6.77	36,756	-7.34
Small and Medium-sized Entities	31,632	31,024	1.96	31,767	-0.42
Large-sized Entity	113,505	90,279	25.73	98,781	14.91
Total Loan portfolio (gross) [2]	261,980	234,516	11.71	245,596	6.67

Allowance for Loan Losses	(15,605)	(14,703)	6.13	(14,582)	7.02

Total Loan portfolio (net)	246,375	219,813	12.08	231,014	6.65
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$113,299 on September 30, 2015 and R$110,886 on December 31, 2014.

On September 30, 2015, the loan portfolio (gorss) presented a growth of 11.7% compared to September 2014. In the YoY evolution the higher growth was 25.7% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.2% of the loan portfolio, showing an decrease of 0.5 p.p. in twelve months and estability in three months.

Allowance for loan losses represents 6.0% of the loan portfolio in September 2015 and 6.3% in September 2014.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended September 30, 2015 is R$8,604.5 million and R$7,263.2 million in 2014, YoY, the expense increased 18.5%.

2.4) Stockholders’ Equity

In September 2015, Banco Santander consolidated stockholders’ equity presented a reduction of 1.2% YoY and 0.5% in the quarter.

The variance of stockholders’ equity in the YoY period is due, mainly, dividends of R$3,200 and to the the adjustment of equity evaluation in the amount of R$2,459 million, offset by net profit of R$5,831 million.

In 2015, 8,886,200 Units were acquired and 4,399,515 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on September 30, 2015, amounting to 21,017,862 Units (12/31/2014 - 16,531,177 Units) equivalent to R$299 million (12/31/2014 - R$230 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 e R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounted to 13,137,665 ADRs, in the amount of R$323 million (12/31/2014 - R$215 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$5.52 e US$10.21. The market value of these shares on September 30, 2015 was R$16.61 per Unit and US$3.15 per ADR. In the period ended September 30, 2015, due to the Optimization Plan PR, were registered amount of R$83 thousand (12/31/2014 - R$45 thousand) issuance cost, totaling R$622 million (12/31/2014 - R$446 million) of treasury shares.

In September 2015, dividends of R$3,200 millions were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)			Sep/15	Sep/14	Dec/14
Interest on capital			-	-	690.0
Interim Dividends			3,050.0	99.8	99.8
Intercalary Dividends			150.0	740.2	740.2
Total			3,200.0	840.0	1,530.0

2.4. a) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 6% and the Principal Capital requirement of 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %	Sep/15 (1)	Sep/14	Dec/14
Basel Index - consolidated	15.8	18.8	17.5

'(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2015 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	70,075.9	5,369.9	415.0	2,178.2
Aymoré Crédito, Financiamento e Investimento S.A.	30,539.1	1,771.9	525.0	25,909.5
Santander Brasil, Establecimiento Financiero de Credito, S.A.	4,439.8	3,469.1	31.3	1,810.3
Banco Bonsucesso S.A.	3,668.8	614.6	8.7	3,267.0
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,768.6	1,438.3	192.9	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	1,028.4	446.7	63.1	0.5
(1) Includes Leasing portfolio and other credits

3) Events

3.1) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A. The transaction is carried out within the context of a global alliance between Banco Santander, S.A. and a group headed by Warburg Pincus LLC related to the qualified custody activity in Spain, Brazil and Mexico.

The transaction involving the sale of Banco Santander’s qualified custody business by the value of R$859 million with the sale of the totality of the shares issued by Santander Securities Services Brasil DTVM S.A. has been concluded on August 31, 2015 and the gain was R$751 million before taxes.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31 million, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

d) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

e) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

f) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million. On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of SGS Getnet.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

g) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

h) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

4) Strategy

Banco Santander is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked clients. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

• Increase clients’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.

• Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.

• Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

• Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

The strategy prioritizes selective growth, close and long-lasting relations with our shareholders, and alignment with the country’s social and economic development agenda. The latter is achieved based on a sustainable credit expansion model, strong support for private sector and education.

The Bank is currently undergoing a commercial transformation agenda focused on client satisfaction, which includes modernizing, simplifying and improving the supply of products, services and processes. This agenda is based on multiple offers of services channels together with a segmented offering.

In the third quarter 2015, we highlight the following advances:

• Re-launch of the Van Gogh segment aligning it to a profile people more connected. The bank delivers a competitive offering to its customers with products, services and benefits as well as increased financial guidance.

• Campaign to digitize its customers, "Vale a Pena Ser Digital". On this campaign the Bank has managed to increase the use of digital channels: "Minha Conta" (Mobile) and Internet Banking.

• The Bank continues advancing in the transformation process started previously, as improvements in tools and commercial incentives, opening processes accounts more quickly, seeking greater simplicity and accessibility in digital channels, strengthening Acquiring activity, push the payroll business, consolidation of financial and non-financial offers to "Santander Negócios e Empresas", among others.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

On July 28,2015, the Board of Directors: (a) Acknowledged the activities conducted by the Audit Committee of the economic-financial conglomerate Banco Santander in Brazil, as well as their interactions with the Bank internal areas and the internal and the independent auditors of the Bank and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Bank’s Financial Statements related to the half of the fiscal year ended on June 30, 2015; and (b) Acknowledged the leaving of Mr. Ignacio Dominguez-Adame Bozzano, Vice-President Executive Officer of the Bank.

On July 29,2015, the Board of Directors: (a) Approved the Bank´s Financial Statements, related to the half of the fiscal year ended on June 30, 2015, by standard BRGAAP and by standard IFRS (International Financial Reporting Standards), as well as the documents that composes it, which means, the independent auditor´s opinion, and the Report of the Audit Committee; and (b) Approved the Tax Credit Realization Technical Study, related to the half of the fiscal year ended on June 30, 2015.

On August 26, 2015, the Board of Directors: (a) Approved the consolidated Financial Statements of the Prudential Group, regarding June 30th, 2015, to comply with Resolution CMN No. 4.280 of October 31st, 2013, as well as Directive Release BACEN No. 3.701 of March 13th, 2014 and Directive Release BACEN No. 3.561 of April 25th, 2014, as well as goodwill amortization; b) Acknowledged of the financial results of July, 2015, as well as the results of the second quarter compared to the competition; c) Approved the Ombudsman Department Report regarding the first semester of 2015 and corrective measures due to the complaints received, for purposes of complying with the provision set forth in Article 2, items V and VI of Resolution CMN No. 3.849 of March 25th, 2010; and d) Approved the amendments to the Audit Committee Bylaws.

On August 31, 2015, the Board of Directors: (a) Acknowledged the exoneration in this date of Mr. Fernando Díaz Roldán from the post of Executive Officer; (b) Approved the main terms and conditions of the transfer and strategic alliance transaction related to the qualified custody and controlling operations (“Qualified Custody and Controlling Transaction” or “Transaction”) by means of: (i) the sale by Santander of the totality of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (“SSS DTVM”); (ii) the transfer to SSS DTVM of assets, liabilities and agreements of Santander related to the qualified custody and controlling business so far developed by Banco Santander; and (iii) entering into one or more commercial agreements with SSS DTVM and other related documents; and (c) Approved other matters related to item (a).

On September 9, 2015, the Board of Directors: (a) Approved the declaration and payment, ad referendum of the Ordinary Shareholders’ Meeting to be held up to April 30th, 2016, pursuant to Article 37, III and first paragraph of the Bank’s Bylaws, of the Company’s Interim Dividends, based on the balance sheet of June, 2015, in the amount of R$ 3,050 million; (b) Approved the substitution of the depositary institution of the Bank’s American Depositary Receipts (“ADRs”), giving continuity to the resolution taken on July 3, 2015 by the Board of Directors; and (c) Approved the Board of Executive Officers’ authorization to take all measures and to practice any and all necessary acts in order to formalize the resolution taken in item “(b)” above.

On September, 9th, 2015, the Bank announced that, in the regular course of its business and pursuant to its management succession plan, as of January 1, 2016, Mr. Sergio Rial will step down as Chairman of the Board of Directors to assume the position of Chief Executive Officer of Santander, replacing Mr. Jesús Zabalza, who will, from the same date onwards, in his quality of Vice Chairman of the Board, be in the front of the Board.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios;

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk, market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4.327 of Bacen.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on March 30, 2015 and found no evidence of any of significant deficiencies or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

The Audit Committee and the Board of Directors were informed on the result of the work of Internal Audit’s works during the year ended in 2015, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2015. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the nine months of 2015, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2015, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 50 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

The sustainability strategy of Banco Santander is based on three main pillars aligned to our business strategy and to Brazil’s development agenda: (i) Social and Financial Inclusion; (ii) Education; (iii) Socio-Environmental Business. Among the third quarter highlights are I) the “Escola Brasil” Volunteer Program acting in Public Schools increased by 335 the number of volunteer actions from all over Brazil, from these, 62 actions focused on financial education; II) Since 2003, Santander Financiamentos, throught the CDC Energy Efficient Equipments, finances photovoltaic systems with a portfolio of R$ 4.6 million, in 2015, 34 partnerships were signed with suppliers; III) Participation in 4rd Edition of Enersolar, Latin America's largest event of Renewable Energies, with the presence of the leading global players in the industry, Santander Financiamentos, was the only Bank participating and presented financing models; IV) In the “Agro Sustentável” program, Santander increased by 95% the loan portfolio in relation to the previous year, 380 customers and 30 employers were trained in relation to CAR (Environmental Rural Register) and 168 customers agreed to participate in the agreement with Coopercitrus (Cooperative); IV) Santander Features between the main financial institutions in the Dimension “Vision of Future”, of the Anuário Época Negócios 360°.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in September 2015, there have not been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration. The non-audit services provided in the period ended September 30, 2015 was:

Date of agreement	Description of services
05.29.2015	Assurance of the selection of eligible customers and their distribution coupons for participation of the raffle " Vale a Pena ser Digital "
03.23.2015	Assurance on the selection of eligible customers and their distribution coupons as recommended in the regulation of promotion “Santander Copa América”.
03.17.2015	Review of standards of the Salary Variation Compensation Fund (FCVS)
02.13.2015	Review of tax procedures

In addition, the Bank confirms that Deloitte has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended September 30, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of October 27, 2015).
***

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Current Assets		428,675,982	370,486,098	441,541,699	377,543,526
Cash	4	5,194,351	4,697,744	6,927,988	5,074,698
Interbank Investments	5	76,463,342	60,185,099	58,963,388	39,680,782
Money Market Investments		29,631,248	24,704,208	29,933,245	24,704,208
Interbank Deposits		19,842,973	24,025,157	2,041,022	3,908,085
Foreign Currency Investments		26,989,121	11,455,734	26,989,121	11,068,489
Securities and Derivative Financial
Instruments	6	59,418,144	63,656,319	63,549,488	64,188,346
Own Portfolio		13,103,542	9,074,933	11,686,198	39,332,776
Subject to Repurchase Commitments		36,449,713	50,834,783	35,446,498	19,863,910
Derivative Financial Instruments		9,297,713	2,532,340	13,733,353	2,329,613
Linked to Central Bank of Brazil		526,034	492,584	526,034	492,583
Privatization Certificates		650	129	650	128
Linked to Guarantees		40,492	721,550	2,156,755	2,169,336
Interbank Accounts	7	51,795,556	29,944,240	52,056,232	30,140,642
Payments and Receipts Pending Settlement		1,797,868	2,120	1,797,868	2,120
Restricted Deposits:		49,963,204	29,905,866	50,223,880	30,102,268
Central Bank Deposits		49,960,383	29,904,904	50,221,059	30,101,306
National Housing System		2,821	962	2,821	962
Correspondents		34,484	36,254	34,484	36,254
Lending Operations	8	90,473,798	81,058,136	108,868,516	101,550,821
Public Sector		51,089	72,473	51,089	72,473
Private Sector		93,578,829	83,625,461	112,464,173	104,509,542
Lending Operations Assignment		920	6,175	920	6,175
(Allowance for Loan Losses)	8.f	(3,157,040)	(2,645,973)	(3,647,666)	(3,037,369)
Leasing Operations	8	5	16	1,654,466	1,734,137
Public Sector		-	-	294	1,526
Private Sector		9	17	1,683,280	1,763,919
(Allowance for Lease Losses)	8.f	(4)	(1)	(29,108)	(31,308)
Other Receivables		144,318,113	130,099,088	148,093,716	133,806,024
Credits for Guarantees Honored		709	29	709	29
Foreign Exchange Portfolio	9	95,935,595	84,963,646	95,935,595	84,963,646
Income Receivable		1,043,368	755,548	743,256	594,214
Trading Account	10	5,521,455	2,921,983	5,795,984	3,543,743
Tax Credits	11	8,563,677	5,708,490	9,445,885	6,324,664
Others	12	33,548,681	36,043,378	36,500,195	38,698,530
(Allowance for Other Receivables Losses)	8.f	(295,372)	(293,986)	(327,908)	(318,802)
Other Assets		1,012,673	845,456	1,427,905	1,368,076
Non-Current Assets Held for Sale	13	-	-	232,386	353,160
Other Assets		653,842	523,153	655,867	528,845
(Allowance for Valuation)		(48,060)	(49,364)	(48,072)	(51,170)
Prepaid Expenses		406,891	371,667	587,724	537,241

		Bank		Consolidated
Note	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Long-Term Assets		292,285,339	225,516,009	247,512,379	195,186,600
Interbank Investments	5	13,182,448	8,518,194	300,363	127,789
Interbank Deposits		13,182,448	8,518,194	300,363	127,789
Securities and Derivative Financial
Instruments	6	146,170,232	111,452,568	90,712,313	68,082,509
Own Portfolio		15,726,213	14,466,343	18,205,017	13,884,372
Subject to Repurchase Commitments		97,542,310	73,504,762	37,448,940	29,306,637
Derivative Financial Instruments		12,164,976	5,967,031	12,867,571	6,033,250
Linked to Central Bank of Brazil		8,015,191	8,366,725	8,015,191	8,793,837
Privatization Certificates		2,424	2,796	2,424	2,796
Linked to Guarantees		12,719,118	9,144,911	14,173,170	10,061,617
Interbank Accounts	7	167,818	167,818	167,818	167,818
Restricted Deposits:		167,818	167,818	167,818	167,818
National Housing System		167,818	167,818	167,818	167,818
Lending Operations	8	84,993,033	76,841,269	101,660,858	91,546,706
Public Sector		70,239	81,487	70,239	81,487
Private Sector		95,467,497	87,144,124	112,638,571	102,340,195
Lending Operations Related to Assignment		201,743	265	201,743	265
(Allowance for Loan Losses)	8.f	(10,746,446)	(10,384,607)	(11,249,695)	(10,875,241)
Leasing Operations	8	17	26	1,369,873	1,564,452
Public Sector		-	-	-	96
Private Sector		20	126	1,412,833	1,608,421
(Allowance for Lease Losses)	8.f	(3)	(100)	(42,960)	(44,065)
Other Receivables		47,116,010	27,951,918	52,419,063	32,710,251
Receivables for Guarantees Honored		26,375	42,028	26,375	42,028
Foreign Exchange Portfolio	9	10,306,796	764,878	10,306,796	764,878
Income Receivable		81,773	311,834	81,773	312,622
Negotiation and Intermediation of Securities	10	-	144,737	-	144,737
Tax Credits	11	20,957,598	13,931,827	23,011,472	15,647,709
Others	12	15,984,736	12,970,972	19,300,092	16,073,456
(Allowance for Other Receivables Losses)	8.f	(241,268)	(214,358)	(307,445)	(275,179)
Other Assets		655,781	584,216	882,091	987,075
Temporary Assets		101,801	101,801	101,809	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		555,745	484,180	782,055	887,039

Permanent Assets		28,783,687	31,899,655	13,352,581	17,226,028
Investments		17,359,432	16,504,886	38,171	37,853
Investments in Affiliates and Subsidiaries:	15	17,340,918	16,487,039	19,323	19,672
Domestic		13,871,849	13,985,353	19,323	19,672
Foreign		3,469,069	2,501,686	-	-
Other Investments		51,072	50,405	56,920	56,396
(Allowance for Losses)		(32,558)	(32,558)	(38,072)	(38,215)
Fixed Assets	16	6,236,451	6,514,630	6,733,213	6,922,820
Real Estate		2,543,115	2,539,995	2,649,228	2,631,295
Others		10,117,217	9,784,676	11,282,012	10,849,154
(Accumulated Depreciation)		(6,423,881)	(5,810,041)	(7,198,027)	(6,557,629)
Intangibles	17	5,187,804	8,880,139	6,581,197	10,265,355
Goodwill		26,120,037	26,120,037	27,527,443	27,428,386
Intangible Assets		6,532,756	7,245,250	6,934,274	7,594,101
(Accumulated Amortization)		(27,464,989)	(24,485,148)	(27,880,520)	(24,757,132)
Total Assets		749,745,008	627,901,762	702,406,659	589,956,154

		Bank		Consolidated
Note	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Current Liabilities		481,616,716	402,318,185	427,734,472	356,847,717
Deposits	18.a	141,520,902	107,640,787	97,065,689	92,206,481
Demand Deposits		18,580,018	16,126,771	18,521,289	16,049,202
Savings Deposits		35,540,168	37,938,936	35,540,168	37,938,936
Interbank Deposits		47,060,483	18,488,796	2,805,257	3,238,299
Time Deposits		40,340,233	35,086,284	40,198,975	34,980,044
Money Market Funding	18.b	107,772,563	105,431,390	86,706,987	69,587,062
Own Portfolio		94,974,465	92,441,013	73,908,889	56,596,685
Third Parties		11,605,270	11,851,434	11,605,270	11,851,434
Linked to Trading Portfolio Operations		1,192,828	1,138,943	1,192,828	1,138,943
Funds from Acceptance and Issuance of
Securities	18.c	45,995,841	44,771,208	47,893,537	46,317,189
Exchange Acceptances		-	-	493,175	618,070
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		34,903,635	41,251,342	36,308,156	42,179,253
Securities Issued Abroad		10,435,218	3,257,665	10,435,218	3,257,665
Funding by Structured Operations Certificates		656,988	262,201	656,988	262,201
Interbank Accounts	7	1,625,761	13,850	1,625,761	13,850
Receipts and Payments Pending Settlement		1,582,703	-	1,582,703	-
Correspondents		43,058	13,850	43,058	13,850
Interbranch Accounts		2,617,376	2,677,812	2,617,402	2,677,813
Third-Party Funds in Transit		2,614,745	2,676,975	2,614,745	2,676,975
Internal Transfers of Assets		2,631	837	2,657	838
Borrowings	18.e	34,390,743	22,662,203	34,475,908	22,873,624
Local Borrowings - Other Institutions		7,156	22,965	92,099	119,149
Foreign Borrowings		34,383,587	22,639,238	34,383,809	22,754,475
Domestic Onlendings - Official Institutions	18.e	4,809,013	5,260,379	4,809,013	5,260,379
National Treasury		217	233	217	233
National Economic and Social Development
Bank (BNDES)		2,135,956	2,751,927	2,135,956	2,751,927
Federal Savings and Loan Bank (CEF)		4,459	4,686	4,459	4,686
National Equipment Financing Authority (FINAME)		2,454,782	2,287,719	2,454,782	2,287,719
Other Institutions		213,599	215,814	213,599	215,814
Derivative Financial Instruments	6	14,045,351	3,767,826	18,383,481	3,927,540
Derivative Financial Instruments		14,045,351	3,767,826	18,383,481	3,927,540
Other Payables		128,839,166	110,092,730	134,156,694	113,983,779
Collected Taxes and Other		1,162,387	69,410	1,180,696	78,314
Foreign Exchange Portfolio	9	89,215,107	79,617,514	89,215,107	79,617,514
Social and Statutory		3,349,992	1,021,756	3,393,656	1,159,912
Tax and Social Security	19	1,076,828	1,072,012	1,649,324	1,591,511
Trading Account	10	256,531	870,772	663,854	1,100,253
Subordinated Debt	20	5,233,878	199,123	5,233,878	199,123
Debt Instruments Eligible to Compose Capital	21	132,168	148,298	132,168	148,298
Others	22	28,412,275	27,093,845	32,688,011	30,088,854

		Bank		Consolidated
Note	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Long-Term Liabilities		210,155,827	167,863,855	214,723,704	174,237,406
Deposits	18.a	50,390,519	51,405,411	48,518,815	51,425,486
Interbank Deposits		2,295,731	359,232	596,567	538,132
Time Deposits		48,094,788	51,046,179	47,922,248	50,887,354
Money Market Funding	18.b	52,895,388	41,115,308	52,050,580	40,765,686
Own Portfolio		37,845,021	31,057,727	37,000,213	30,708,105
Linked to Trading Portfolio Operations		15,050,367	10,057,581	15,050,367	10,057,581
Funds from Acceptance and Issuance of
Securities	18.c	48,973,575	25,859,065	51,308,856	28,634,380
Exchange Acceptances		-	-	463,615	380,791
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		43,606,053	17,319,206	45,477,719	19,713,730
Securities Issued Abroad		5,342,659	8,537,959	5,342,659	8,537,959
Funding by Structured Operations Certificates		24,863	1,900	24,863	1,900
Borrowings	18.e	4,907,842	1,570,206	4,907,842	1,570,206
Local Borrowings - Other Institutions		-	4,125	-	4,125
Foreign Borrowings		4,907,842	1,566,081	4,907,842	1,566,081
Domestic Onlendings - Official Institutions	18.e	9,958,257	10,353,134	9,958,257	10,353,134
National Treasury		314	418	314	418
National Economic and Social Development
Bank (BNDES)		4,230,616	4,732,009	4,230,616	4,732,009
Federal Savings and Loan Bank (CEF)		105,988	111,319	105,988	111,319
National Equipment Financing Authority (FINAME)		5,609,041	5,500,089	5,609,041	5,500,089
Other Institutions		12,298	9,299	12,298	9,299
Derivative Financial Instruments	6	10,632,546	4,704,079	11,486,516	4,885,034
Derivative Financial Instruments		10,632,546	4,704,079	11,486,516	4,885,034
Other Payables		32,397,700	32,856,652	36,492,838	36,603,480
Foreign Exchange Portfolio	9	10,322,245	679,901	10,322,245	679,901
Tax and Social Security	19	5,647,496	12,618,120	9,046,167	15,839,704
Negotiation and Intermediation of Securities	10	67,930	30,619	67,930	30,619
Subordinated Debts	20	2,584,270	7,094,953	2,584,270	7,094,953
Debt Instruments Eligible to Compose Capital	21	9,914,074	6,628,348	9,914,074	6,628,348
Others	22	3,861,685	5,804,711	4,558,152	6,329,955

Deferred Income		374,277	394,492	396,037	408,926
Deferred Income		374,277	394,492	396,037	408,926

Minority Interest		-	-	1,950,859	1,141,420

Stockholders' Equity	24	57,598,188	57,325,230	57,601,587	57,320,685
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		729,593	548,164	731,443	548,641
Profit Reserves		3,548,190	2,104,205	3,548,190	2,097,573
Adjustment to Fair Value		(4,315,673)	(1,881,638)	(4,339,455)	(1,880,028)
Retained (Losses) Earnings		1,257,607	-	1,282,938	-
(-) Treasury Shares		(621,529)	(445,501)	(621,529)	(445,501)

Total Stockholders' Equity		57,598,188	57,325,230	59,552,446	58,462,105

Total Liabilities		749,745,008	627,901,762	702,406,659	589,956,154
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to
	Note	09/30/2015	09/30/2015	09/30/2014	09/30/2014	09/30/2015	09/30/2015	09/30/2014	09/30/2014

Financial Income		25,702,595	61,585,182	18,755,890	46,093,803	25,272,487	60,593,951	18,647,291	46,403,596
Lending Operations		18,619,597	40,118,037	10,308,351	24,777,219	20,614,414	45,764,455	11,946,983	29,635,168
Leasing Operations		-	-	-	-	116,633	353,413	119,356	373,447
Securities Transactions	6.a	15,052,076	30,344,848	7,186,129	16,846,042	12,420,528	23,189,267	5,370,809	11,915,335
Derivatives Transactions		(8,201,523)	(9,965,566)	(201,308)	445,377	(8,127,431)	(9,845,341)	(258,592)	430,383
Foreign Exchange Operations		(1,006,898)	(1,673,899)	620,848	1,491,292	(995,947)	(1,647,254)	620,848	1,491,292
Operations of Sale or Transfer of Financial Assets		5,307	20,759	792	6,672	3,034	19,499	795	13,214
Compulsory Deposits		1,234,036	2,741,003	841,078	2,527,201	1,241,256	2,759,912	847,092	2,544,757

Financial Expenses		(29,531,085)	(61,038,684)	(16,394,740)	(35,325,509)	(28,308,417)	(57,924,531)	(15,500,740)	(33,501,862)
Funding Operations Market	18.d	(17,917,584)	(40,497,449)	(11,083,931)	(25,676,931)	(16,238,026)	(36,199,222)	(9,899,684)	(22,653,565)
Borrowings and Onlendings Operations		(8,040,863)	(11,224,434)	(2,485,367)	(1,552,589)	(8,178,699)	(11,509,389)	(2,531,128)	(1,734,591)
Leasing Operations		(11)	(73)	(172)	(738)	-	-	-	-
Allowance for Loan Losses	8.f	(3,572,627)	(9,316,728)	(2,825,270)	(8,095,251)	(3,891,692)	(10,215,920)	(3,069,928)	(9,113,706)

Gross Profit From Financial Operations		(3,828,490)	546,498	2,361,150	10,768,294	(3,035,930)	2,669,420	3,146,551	12,901,734

Other Operating (Expenses) Income		(2,396,878)	(2,494,210)	(2,997,957)	(8,946,378)	(3,182,247)	(4,362,115)	(3,448,143)	(10,325,677)
Income from Services Rendered	27	1,930,615	5,675,124	1,783,840	5,287,622	2,181,217	6,522,177	2,024,205	5,924,379
Income from Banking Fees	27	607,632	1,737,063	601,662	1,776,583	737,678	2,134,916	740,885	2,156,577
Personnel Expenses	28	(1,624,404)	(4,589,576)	(1,487,328)	(4,308,287)	(1,793,384)	(5,084,132)	(1,607,106)	(4,601,541)
Other Administrative Expenses	29	(2,349,426)	(8,261,742)	(3,149,913)	(9,139,995)	(2,675,658)	(9,155,141)	(3,366,400)	(9,643,565)
Tax Expenses	30	259,364	(570,999)	(682,549)	(2,120,057)	101,445	(1,021,413)	(758,945)	(2,431,421)
Investments in Affiliates and Subsidiaries	15	569,529	1,309,251	438,946	1,026,367	223	1,069	253	544
Other Operating Income	31	893,031	9,474,132	804,060	2,024,891	1,150,752	9,725,494	870,688	2,118,121
Other Operating Expenses	32	(2,683,219)	(7,267,463)	(1,306,675)	(3,493,502)	(2,884,520)	(7,485,085)	(1,351,723)	(3,848,771)

Operating Income		(6,225,368)	(1,947,712)	(636,807)	1,821,916	(6,218,177)	(1,692,695)	(301,592)	2,576,057

Non-Operating Income	33	773,368	861,580	69,387	116,125	771,590	888,814	67,477	112,873

Income Before Taxes on Income and Profit Sharing		(5,452,000)	(1,086,132)	(567,420)	1,938,041	(5,446,587)	(803,881)	(234,115)	2,688,930

Income Tax and Social Contribution	34	6,950,024	7,716,572	1,343,748	403,776	7,056,057	7,579,321	1,076,629	(164,276)
Provision for Income Tax		32,046	(13,928)	(4,996)	(533,252)	(101,711)	(433,692)	(100,151)	(843,362)
Provision for Social Contribution Tax		(77,971)	(92,692)	(2,108)	(299,829)	(172,646)	(359,602)	(84,094)	(535,331)
Deferred Tax Credits		6,995,949	7,823,192	1,350,852	1,236,857	7,330,414	8,372,615	1,260,874	1,214,417

Profit Sharing		(240,417)	(728,848)	(239,132)	(764,028)	(260,647)	(793,181)	(256,157)	(808,967)

Minority Interest		-	-	-	-	(82,487)	(151,183)	(49,528)	(132,936)

Net Income		1,257,607	5,901,592	537,196	1,577,789	1,266,336	5,831,076	536,829	1,582,751

Number of Shares (Thousands)	24.a	7,532,528	7,532,528	7,550,672	7,550,672
Net Income per Thousand Shares (R$)		166.96	783.48	71.15	208.96
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others	Retained
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	(Losses)	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan		-	-	-	-	-	-	1,773	-	-	1,773
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(75,365)	(75,365)
Result of Treasury Shares	24.d	-	(5,360)	-	-	-	-	-	-	-	(5,360)
Reservations for Share - Based Payment	35.f	-	1,924	-	-	-	-	-	-	-	1,924
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	725,355	119,597	-	-	-	844,952
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	24.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(32)	(6,013,545)
Net Income		-	-	-	-	-	-	-	1,577,789	-	1,577,789
Allocations:
Legal Reserve		-	-	52,030	-	-	-	-	(52,030)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(740,193)	-	(740,193)
Reserve for Dividend Equalization	24.c	-	-	-	468,370	-	-	-	(468,370)	-	-
Balances as of September 30, 2014		57,000,000	638,748	1,433,524	468,370	164,858	(7,580)	(1,330,491)	317,196	(367,104)	58,317,521

Balances as of December 31, 2014		57,000,000	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
Employee Benefit Plan		-	-	-	-	-	-	863,875	-	-	863,875
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(175,990)	(175,990)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)
Reservations for Share - Based Payment	35.f	-	185,347	-	-	-	-	-	-	-	185,347
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,218,633)	(79,277)	-	-	-	(3,297,910)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(38)	(38)
Net Income		-	-	-	-	-	-	-	5,901,592	-	5,901,592
Allocations:
Legal Reserve		-	-	232,199	-	-	-	-	(232,199)	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(150,000)	-	(3,200,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,261,786	-	-	-	(4,261,786)	-	-
Balances as of September 30, 2015		57,000,000	729,593	1,721,338	1,826,852	(3,100,758)	(197,438)	(1,017,477)	1,257,607	(621,529)	57,598,188
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others	Retained				Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	(Losses)	(-)Treasury	Stockholders'	Minority	Stockholders'
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2013		62,828,201	828,217	1,381,494	84,908	(552,465)	(127,177)	(1,332,264)	-	(291,707)	62,819,207	987,444	63,806,651
Employee Benefit Plan		-	-	-	-	-	-	1,773	-	-	1,773	-	1,773
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(75,365)	(75,365)	-	(75,365)
Result of Treasury Shares	24.d	-	(5,360)	-	-	-	-	-	-	-	(5,360)	-	(5,360)
Reservations for Share - Based Payment	35.f	-	2,066	-	-	-	-	-	-	-	2,066	-	2,066
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	725,355	119,597	-	-	-	844,952	-	844,952
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)	-	(99,807)
Restructuring of Capital	24.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(32)	(6,013,545)	-	(6,013,545)
Net Income		-	-	-	-	-	-	-	1,582,751	-	1,582,751	-	1,582,751
Allocations:
Legal Reserve		-	-	52,030	-	-	-	-	(52,030)	-	-	-	-
Dividends	24.b	-	-	-	-	-	-	-	(740,193)	-	(740,193)	-	(740,193)
Reserve for Dividend Equalization	24.c	-	-	-	445,349	(3,581)	-	-	(445,349)	-	(3,581)	-	(3,581)
Minority Interest Results		-	-	-	-	-	-	-	-	-	-	132,936	132,936
Others		-	-	-	-	-	-	-	-	-	-	34,743	34,743
Balances as of September 30, 2014		57,000,000	639,611	1,433,524	430,450	169,309	(7,580)	(1,330,491)	345,179	(367,104)	58,312,898	1,155,123	59,468,021

Balances as of December 31, 2014		57,000,000	548,641	1,489,139	608,434	119,485	(118,161)	(1,881,352)	-	(445,501)	57,320,685	1,141,420	58,462,105
Employee Benefit Plan		-	-	-	-	-	-	863,875	-	-	863,875	-	863,875
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(175,990)	(175,990)	-	(175,990)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)	-	(3,918)
Reservations for Share - Based Payment	35.f	-	186,720	-	-	-	-	-	-	-	186,720	-	186,720
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,218,633)	(79,277)	-	-	-	(3,297,910)	-	(3,297,910)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(38)	(38)	-	(38)
Net Income		-	-	-	-	-	-	-	5,831,076	-	5,831,076	-	5,831,076
Allocations:
Legal Reserve		-	-	232,199	-	-	-	-	(232,199)	-	-	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(150,000)	-	(3,200,000)	-	(3,200,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,268,418	(25,392)	-	-	(4,165,939)	-	77,087	-	77,087
Minority Interest Results		-	-	-	-	-	-	-	-	-	-	151,183	151,183
Others		-	-	-	-	-	-	-	-	-	-	658,256	658,256
Balances as of September 30, 2015		57,000,000	731,443	1,721,338	1,826,852	(3,124,540)	(197,438)	(1,017,477)	1,282,938	(621,529)	57,601,587	1,950,859	59,552,446
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated
			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Operational Activities
Net Income		5,901,592	1,577,789	5,831,076	1,582,751
Adjustment to Net Income		(861,872)	13,372,006	1,738,702	15,614,253
Allowance for Loan Losses	8.f	9,316,728	8,095,251	10,215,920	9,113,706
Provision for Legal Proceedings and Administrative and Legal Obligations		(4,675,700)	3,415,150	(4,177,533)	3,828,192
Deferred Tax Credits		(7,999,067)	(1,189,610)	(8,574,659)	(1,385,144)
Equity in Affiliates and Subsidiaries	15	(1,309,251)	(1,026,367)	(1,069)	(544)
Depreciation and Amortization	29	3,585,196	4,059,626	3,838,221	4,139,128
Recognition (Reversal) Allowance for Other Assets Losses	33	(1,412)	(983)	(1,557)	(1,215)
Result on Sale of Other Assets	33	(42,271)	(84,018)	(43,371)	(84,861)
Result on Impairment of Assets	32	1,212,004	9,172	1,213,480	9,346
Result on Sale of Investments	33	(778,442)	-	(803,887)	807
Others		(169,657)	93,785	73,157	(5,162)
Changes on Assets and Liabilities		(1,540,679)	(7,997,124)	(1,632,383)	(12,388,083)
Decrease (Increase) in Interbank Investments		(7,306,675)	(7,377,813)	(5,239,417)	(8,210,424)
Decrease (Increase) in Securities and Derivative Financial Instruments		(18,557,883)	(31,106,844)	(4,954,643)	(23,032,839)
Decrease (Increase) in Lending and Leasing Operations		(25,986,526)	(12,888,777)	(25,681,098)	(14,456,916)
Decrease (Increase) in Deposits on Central Bank of Brazil		(20,055,479)	4,055,217	(20,119,753)	4,082,591
Decrease (Increase) in Other Receivables		(24,865,895)	5,242,336	(24,445,441)	4,599,887
Decrease (Increase) in Other Assets		(106,789)	(68,956)	(45,855)	28,136
Net Change on Other Interbank and Interbranch Accounts		(244,362)	(1,657,577)	(244,381)	(1,657,577)
Increase (Decrease) in Deposits		32,865,223	(9,172,530)	1,057,601	1,076,588
Increase (Decrease) in Money Market Funding		14,121,253	43,842,870	28,404,819	23,083,171
Increase (Decrease) in Borrowings		14,219,933	5,491,854	14,093,677	5,962,225
Increase (Decrease) in Other Liabilities		34,396,736	(4,374,025)	35,954,370	(3,484,115)
Increase (Decrease) in Change in Deferred Income		(20,215)	24,718	(12,889)	32,841
Tax Paid		-	(7,597)	(399,373)	(411,651)
Net Cash Provided by (Used in) Operational Activities		3,499,041	6,952,671	5,937,395	4,808,921
Investing Activities
Acquisition of Investment		(149,775)	(2,098,456)	(919)	(6,383)
Acquisition of Fixed Assets		(362,976)	(422,415)	(604,063)	(709,317)
Acquisition of Intangible Assets		(422,139)	(391,997)	(470,343)	(182,971)
Net Cash Received on Sale/Reduction of Investments	15	857,938	148,546	858,081	8,769
Acquisition of Subsidiary, unless Net Cash on Acquisition	15	-	-	443	(1,085,470)
Proceeds from Assets not in Use		41,715	140,304	44,664	151,137
Proceeds from Property for Own Use		36,637	17,950	47,734	89,579
Proceeds from Non-Current Assets Held for Sale		-	-	246,710	-
Dividends and Interest on Capital Received		848,887	325,548	18,111	15,963
Net Cash Provided by (Used in) Investing Activities		850,287	(2,280,520)	140,418	(1,718,693)
Financing Activities
Restructuring of Capital	24.f	-	(6,000,000)	-	(6,000,000)
Issuance Debt Instruments Eligible to Compose Capital	24.f	-	6,000,000	-	6,000,000
Acquisition of Own Share	24.d & f	(176,028)	(88,910)	(176,028)	(88,910)
Issuance of Long - Term Emissions		60,334,708	35,432,459	61,504,289	36,964,675
Long - Term Payments		(48,686,197)	(34,424,259)	(50,370,003)	(35,752,165)
Subordinated Debts - Payments		(216,075)	(2,298,809)	(216,075)	(2,298,809)
Debt Instruments Eligible to Compose Capital - Payments		(506,326)	(218,831)	(506,326)	(218,831)
Dividends and Interest on Capital Paid		(966,981)	(2,083,058)	(944,755)	(2,088,313)
Increase (Decrease) on Minority Interest		-	-	809,439	167,679
Net Cash Provided by (Used in) Financing Activities		9,783,101	(3,681,408)	10,100,541	(3,314,674)
Net Increase (Decrease) in Cash and Cash Equivalents		14,132,429	990,743	16,178,354	(224,446)
Cash and Cash Equivalents at the Beginning of Period	4	23,412,024	36,803,310	23,401,733	38,031,746
Cash and Cash Equivalents at the End of Period	4	37,544,453	37,794,053	39,580,087	37,807,300
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated
					Bank				Consolidated
		01/01 to			01/01 to	01/01 to		01/01 to
	Note	09/30/2015		09/30/2014		09/30/2015		09/30/2014

Financial Income		61,585,182		46,093,803		60,593,951		46,403,596
Income from Services Rendered and Banking Fees	27	7,412,187		7,064,205		8,657,093		8,080,956
Allowance for Loans Losses	8.f	(9,316,728)		(8,095,251)		(10,215,920)		(9,113,706)
Other Income and Expenses		12,103,445		(106,457)		12,715,318		(394,014)
Financial Expenses		(51,721,956)		(27,230,258)		(47,708,611)		(24,388,156)
Third-party Input		(5,380,367)		(4,567,933)		(5,988,489)		(4,968,370)
Materials, Energy and Others		(206,777)		(178,086)		(213,757)		(180,428)
Third-Party Services	29	(1,350,702)		(1,637,374)		(1,576,724)		(1,832,743)
Impairment of Assets	32	(1,212,004)		(9,172)		(1,213,480)		(9,346)
Others		(2,610,884)		(2,743,301)		(2,984,528)		(2,945,853)
Gross Added Value		14,681,763		13,158,109		18,053,342		15,620,306
Retentions
Depreciation and Amortization	29	(3,585,196)		(4,059,626)		(3,838,221)		(4,139,128)
Added Value Produced Net		11,096,567		9,098,483		14,215,121		11,481,178
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1,309,251		1,026,367		1,069		544
Added Value to Distribute		12,405,818		10,124,850		14,216,190		11,481,722
Added Value Distribution
Employee		4,673,398	37.5%	4,458,258	44.0%	5,163,089	36.3%	4,755,437	41.4%
Compensation	28	2,587,188		2,502,310		2,895,489		2,675,557
Benefits	28	889,423		831,564		968,547		887,090
Government Severance Indemnity Funds for Employees - FGTS		246,685		222,040		272,433		236,994
Others		950,102		902,344		1,026,620		955,796
Taxes and Contributions		1,322,645	10.8%	3,567,195	35.2%	2,528,931	17.8%	4,465,185	38.9%
Federal		1,001,945		3,265,764		2,153,101		4,115,159
State		435		1,050		734		1,319
Municipal		320,265		300,381		375,096		348,707
Compensation of Third-Party Capital - Rental	29	508,183	4.1%	521,608	5.2%	541,911	3.8%	545,413	4.8%
Remuneration of Interest on Capital		5,901,592	47.6%	1,577,789	15.6%	5,982,259	42.1%	1,715,687	14.9%
Dividends	24.b	3,200,000		740,193		3,200,000		740,193
Profit Reinvestment		2,701,592		837,596		2,631,076		842,558
Participation Results of Minority of Shareholders		-		-		151,183		132,936
Total		12,405,818	100.0%	10,124,850	100.0%	14,216,190	100.0%	11,481,722	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudencial Group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

The Brazil Foreign was dissolved on April, 27th, 2015 in accordance with Certificate of Dissolution issued by Registrar of Companies from Cayman Islands on January, 29th, 2015.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1) and

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker). In turn, the Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) owns 100% of its subordinated quotas. The Fund has began to be consolidated since May, 2015.

(2) The Company CFI RCI Brasil (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from CFI RCI Brasil. The Fund has began to be consolidated since June, 2015.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on September 30, 2015 were approved by Board of Directors at the meeting held on October 27, 2015.

These interim consolidated financial statements based on IAS 34 for the period ended September 30, 2015 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement and Reverse Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities employed in a repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

The Bank also employs third-party securities to perform sales transactions with repurchase agreements.

Reverse Repurchase Agreement (Reverse Repo)

The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired as collateral in a reverse repurchase agreement are also highlighted in specific accounts of the asset.

Repurchasing Performed With Free Movement Agreements

For “reverse repo and sale” operations, when Bank assumes the short position selling the securities on the open market, the liability created is measured at its fair value.

f) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

h) Minimum Requirements in the Process of Valuation Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3,068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to injury is recorded in a memorandum account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Central Bank of Brazil standards.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, provided there is recognized in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

l) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

l.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition, this measure aims to suit original amortization rate on a new term , extension and proportion.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to Insurance, Pensions and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Insurance and Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the premiums net of ceded coinsurance, corresponding to the periods of risks after policy conditions, calculated "pro rata" day as Circulating Susep 462/2013 in the period between the issue and the beginning of the calculation of the provision is made considering the duration equal to the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE aims to estimate the share of unearned premiums relating to the risk already taken but that still do not have their insurance policies issued. This provision is estimated based on historical emissions behavior in arrears, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits Granted and Granted (PMBaC and PMBC)

The PMBaC are formed from the contributions collected through the financial regime of capitalization. The PMBC represent obligations in the form of continued income plans, being constituted by actuarial calculation for traditional types of plans, pension plans, benefit Generators Free Plans (PGBL) and Free benefit Generating life (VGBL).

• Provisions for Unsettled Claims (PSL)

The PSL is constituted on the basis of warnings received by the insurer concerning administrative claims, which were insurance and coinsurance premium objects accepted and still not indemnified. The triggering event of the provision arising out of payment is characterized when the financial settlement, the receipt of proof of payment of the indemnity, allowance or income, or as the other cases provided for by law.

• PSL Lawsuit

Is constituted for all notices of claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be sorted among these odds of loss, being updated whenever there is need.

In the PSL still monetary restatement and deals with legal fees of collapsing, as indexer and interest of 1% percent a month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR provision is formed based on NTA, considering the historical estimate between the dates of occurrence and handling of claims, according to the Susep standards. The methodology is based on development factors obtained through triangles of claims, as well as expected behavior of accidents. The methodology is based on two triangles claims development, both grouped by the dates of occurrence and movement/adjustment. The first triangle considers all the drives and the second triangle disregards the drives of claims whose date of occurrence is equal to the warning and moves in future months. The result for the second triangle is counted as Reported (IBNR) and the difference between the result of the first triangle (IBNR) and the result of the second triangle (IBNR) is accounted for in conjunction to the PSL to reflect the movements of claims already incurred and not sufficiently warned, better known as IBNER. If the accidents accounted for, already considering the values of IBNR calculated as described above, is atypical of unrealistically expected behavior, the insurer may adopt the Bornhuetter-Ferguson adjustment.

• Provision of Related Expenses (PDR)

The PDR is constituted for the coverage of expected values relating to expenses related to claims. For structured plans in the financial scheme of simple sharing and allocation of capital, the provision covers the cost, alcoves and alcoves, not related to the settlement of claims or benefits, on the basis of claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of the plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

Covers the values relating to redemption to regulate, the returns of contributions or awards or the requested portability issues and that for whatever reason, have not yet been made.

• Provision of Supplementary Coverage (PCC)

The PCC shall be constituted when failure is observed in the technical provisions resulting from the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are recognized in accordance with the criteria below:

• Technical provisions mathematical for redemption results from accumulation of percentages applicable on payments made, capitalized with the interest rate provided for in the plan and update through the basic remuneration rate of savings account-Basic Reference Rate (TR);

• Provision for redemption of anticipated titles is constituted from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of rescue formed at the time of cancellation of the title and the provision for redemption of the matured bonds is formed after the end of the title;

• Provision for raffles to be held is made based on a percentage of pay portion and aims to cover draws the titles will compete, but that have not yet been carried out and the provision of raffles payable consists of titles drawn, but which have not yet been paid; and

• Administrative provision aims to reflect the present value of future expenses of savings bonds whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Notes 21 and 24.f.

q) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% to financial institutions, insurance companies and capitalization (15% until August/2015) and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance companies and capitalization was raised from 15% to 20% for the period between September,1st 2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are computed, basically, on certain temporary differences between book value and tax, tax losses, adjustments to fair value of securities note and derivative financial instruments. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study.

t) Reduction of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its carrying value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

v) Non-Controlling Interest

A parent presents non-controlling interests in its consolidated statement of financial position within equity.

4. Cash and Cash Equivalents

				Bank
	09/30/2015	12/31/2014	09/30/2014	12/31/2013
Cash	5,194,351	4,697,744	4,727,601	5,290,047
Interbank Investments	32,350,102	18,714,280	33,066,452	31,513,263
Money Market Investments	5,227,721	6,260,149	29,179,170	19,659,462
Interbank Deposits	133,260	998,397	333,391	369,975
Foreign Currency Investments	26,989,121	11,455,734	3,553,891	11,483,826
Total	37,544,453	23,412,024	37,794,053	36,803,310

				Consolidated
	09/30/2015	12/31/2014	09/30/2014	12/31/2013
Cash	6,927,988	5,074,698	5,050,309	5,485,679
Interbank Investments	32,652,099	18,327,035	32,756,991	32,546,067
Money Market Investments	5,529,718	6,260,149	29,179,170	19,659,462
Interbank Deposits	133,260	998,397	333,391	227,905
Foreign Currency Investments	26,989,121	11,068,489	3,244,430	12,658,700
Total	39,580,087	23,401,733	37,807,300	38,031,746

5. Interbank Investments

					Bank
				09/30/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	24,701,487	4,929,761	-	29,631,248	24,704,208
Own Portfolio	478,031	259,844	-	737,875	5,210,302
National Treasury Bills - LTN	398,859	259,844	-	658,703	3,287,685
National Treasury Notes - NTN	32,113	-	-	32,113	1,922,617
Others	47,059	-	-	47,059	-
Third-party Portfolio	10,012,122	1,975,705	-	11,987,827	8,104,852
National Treasury Bills - LTN	1,831,506	254,669	-	2,086,175	3,358,072
National Treasury Notes - NTN	8,180,616	1,721,036	-	9,901,652	4,746,780
Sold Position	14,211,334	2,694,212	-	16,905,546	11,389,054
National Treasury Bills - LTN	4,504,779	960,520	-	5,465,299	4,213,319
National Treasury Notes - NTN	9,706,555	1,733,692	-	11,440,247	7,175,735
Interbank Deposits	6,076,877	13,766,096	13,182,448	33,025,421	32,543,351
Foreign Currency Investments	26,989,121	-	-	26,989,121	11,455,734
Total	57,767,485	18,695,857	13,182,448	89,645,790	68,703,293
Current				76,463,342	60,185,099
Long-term				13,182,448	8,518,194

					Consolidated
				09/30/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	25,003,484	4,929,761	-	29,933,245	24,704,208
Own Portfolio	780,028	259,844	-	1,039,872	5,210,302
Treasury Bills - LFT	21,998	-	-	21,998	-
National Treasury Bills - LTN	678,858	259,844	-	938,702	3,287,685
National Treasury Notes - NTN	32,113	-	-	32,113	1,922,617
Others	47,059	-	-	47,059	-
Third-party Portfolio	10,012,122	1,975,705	-	11,987,827	8,104,852
National Treasury Bills - LTN	1,831,506	254,669	-	2,086,175	3,358,072
National Treasury Notes - NTN	8,180,616	1,721,036	-	9,901,652	4,746,780
Sold Position	14,211,334	2,694,212	-	16,905,546	11,389,054
National Treasury Bills - LTN	4,504,779	960,520	-	5,465,299	4,213,319
National Treasury Notes - NTN	9,706,555	1,733,692	-	11,440,247	7,175,735
Interbank Deposits	863,508	1,177,514	300,363	2,341,385	4,035,874
Foreign Currency Investments	26,989,121	-	-	26,989,121	11,068,489
Total	52,856,113	6,107,275	300,363	59,263,751	39,808,571
Current				58,963,388	39,680,782
Long-term				300,363	127,789

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				09/30/2015	12/31/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	39,941,340	(387,089)	-	39,554,251	48,761,308
Government Securities	36,490,371	(380,073)	-	36,110,298	45,554,984
Private Securities	3,450,969	(7,016)	-	3,443,953	3,206,324
Available-for-Sale Securities	149,727,410	82,423	(5,238,397)	144,571,436	117,848,137
Government Securities	70,989,256	-	(4,656,137)	66,333,119	56,059,972
Private Securities	78,738,154	82,423	(582,260)	78,238,317	61,788,165
Held-to-Maturity Securities	-	-	-	-	71
Government Securities	-	-	-	-	71
Total Securities	189,668,750	(304,666)	(5,238,397)	184,125,687	166,609,516
Derivatives (Assets)	33,729,626	(12,278,759)	11,822	21,462,689	8,499,371
Total Securities and Derivatives	223,398,376	(12,583,425)	(5,226,575)	205,588,376	175,108,887
Current				59,418,144	63,656,319
Long-term				146,170,232	111,452,568
Derivatives (Liabilities)	(20,355,359)	(4,275,217)	(47,321)	(24,677,897)	(8,471,905)
Current				(14,045,351)	(3,767,826)
Long-term				(10,632,546)	(4,704,079)

					Consolidated
				09/30/2015	12/31/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	39,612,229	(379,323)	-	39,232,906	49,299,019
Government Securities	38,715,522	(372,410)	-	38,343,112	47,296,717
Private Securities	896,707	(6,913)	-	889,794	2,002,302
Available-for-Sale Securities	93,799,690	82,423	(5,454,142)	88,427,971	74,608,902
Government Securities	74,750,306	-	(4,889,842)	69,860,464	58,135,657
Private Securities	19,049,384	82,423	(564,300)	18,567,507	16,473,245
Held-to-Maturity Securities	-	-	-	-	71
Government Securities	-	-	-	-	71
Total Securities	133,411,919	(296,900)	(5,454,142)	127,660,877	123,907,992
Derivatives (Assets)	38,245,973	(11,695,667)	50,618	26,600,924	8,362,863
Total Securities and Derivatives	171,657,892	(11,992,567)	(5,403,524)	154,261,801	132,270,855
Current				63,549,488	64,188,346
Long-term				90,712,313	68,082,509
Derivatives (Liabilities)	(24,671,007)	(5,106,747)	(92,243)	(29,869,997)	(8,812,574)
Current				(18,383,481)	(3,927,540)
Long-term				(11,486,516)	(4,885,034)

II) Trading Securities

				Bank				Consolidated
			09/30/2015	12/31/2014			09/30/2015	12/31/2014
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	36,490,371	(380,073)	36,110,298	45,554,984	38,715,522	(372,410)	38,343,112	47,296,717
Treasury Bills - LFT	4,310,385	(406)	4,309,979	446,688	5,076,114	(488)	5,075,626	1,782,675
National Treasury Bills - LTN	19,840,491	(64,813)	19,775,678	30,171,252	20,043,012	(57,068)	19,985,944	30,576,999
National Treasury Notes - NTN A	242,146	(12,458)	229,688	162,840	242,146	(12,458)	229,688	162,840
National Treasury Notes - NTN B	8,751,666	(263,077)	8,488,589	7,728,801	9,033,531	(263,077)	8,770,454	7,728,800
National Treasury Notes - NTN C	27,122	(595)	26,527	2,473	1,002,158	(595)	1,001,563	2,473
National Treasury Notes - NTN F	3,169,306	(34,011)	3,135,295	6,911,138	3,169,306	(34,011)	3,135,295	6,911,138
Agricultural Debt Securities - TDA	147,298	(4,636)	142,662	128,055	147,298	(4,636)	142,662	128,055
Brazilian Foreign Debt Notes	1,957	(77)	1,880	3,737	1,957	(77)	1,880	3,737
Private Securities	3,450,969	(7,016)	3,443,953	3,206,324	896,707	(6,913)	889,794	2,002,302
Shares	13,985	(128)	13,857	4,953	192,387	(128)	192,259	284,475
Receivables Investment Fund - FIDC (1)	10,131	(1,144)	8,987	13,442	10,131	(1,144)	8,987	13,442
Investment Fund Shares in Participation - FIP	-	-	-	-	32,329	-	32,329	36,837
Investment Fund Shares	39,463	(2,529)	36,934	3,329	348,422	(2,529)	345,893	375,521
Investment Fund Real Estate	-	-	-	-	563	-	563	540
Debentures	3,385,972	(2,965)	3,383,007	3,180,418	164,521	(2,965)	161,556	1,143,807
Financial Bills - LF	-	-	-	-	126,386	103	126,489	137,518
Certificates of Real Estate Receivables - CRI	1,418	(250)	1,168	4,182	1,491	(250)	1,241	4,265
Bank Deposits Certificates - CDB	-	-	-	-	20,477	-	20,477	5,897
Total	39,941,340	(387,089)	39,554,251	48,761,308	39,612,229	(379,323)	39,232,906	49,299,019

						Bank
						09/30/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	16,875,110	919,530	4,664,320	13,651,338	36,110,298
Treasury Bills - LFT	-	-	3,682	100,188	4,206,109	4,309,979
National Treasury Bills - LTN	-	16,859,598	580,866	1,214,828	1,120,386	19,775,678
National Treasury Notes - NTN A	-	-	-	-	229,688	229,688
National Treasury Notes - NTN B	-	-	307,967	1,991,215	6,189,407	8,488,589
National Treasury Notes - NTN C	-	-	-	20,438	6,089	26,527
National Treasury Notes - NTN F	-	-	-	1,275,463	1,859,832	3,135,295
Agricultural Debt Securities - TDA	-	15,512	25,749	62,188	39,213	142,662
Brazilian Foreign Debt Securities	-	-	1,266	-	614	1,880
Private Securities	50,791	-	2,693	14,453	3,376,016	3,443,953
Shares	13,857	-	-	-	-	13,857
Receivables Investment Fund - FIDC (1)	-	-	-	8,987	-	8,987
Investment Fund Shares	36,934	-	-	-	-	36,934
Debentures	-	-	2,693	4,298	3,376,016	3,383,007
Certificates of Real Estate Receivables - CRI	-	-	-	1,168	-	1,168
Total	50,791	16,875,110	922,223	4,678,773	17,027,354	39,554,251

						Consolidated
						09/30/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	16,878,710	1,057,972	4,775,151	15,631,279	38,343,112
Treasury Bills - LFT	-	-	3,832	119,990	4,951,804	5,075,626
National Treasury Bills - LTN	-	16,859,598	700,103	1,305,857	1,120,386	19,985,944
National Treasury Notes - NTN A	-	-	-	-	229,688	229,688
National Treasury Notes - NTN B	-	759	309,979	1,991,215	6,468,501	8,770,454
National Treasury Notes - NTN C	-	2,841	17,043	20,438	961,241	1,001,563
National Treasury Notes - NTN F	-	-	-	1,275,463	1,859,832	3,135,295
Agricultural Debt Securities - TDA	-	15,512	25,749	62,188	39,213	142,662
Brazilian Foreign Debt Notes	-	-	1,266	-	614	1,880
Private Securities	540,869	19,562	77,163	43,220	208,980	889,794
Shares	192,259	-	-	-	-	192,259
Receivables Investment Fund - FIDC (1)	-	-	-	8,987	-	8,987
Investment Fund Shares in Participation - FIP	-	-	-	-	32,329	32,329
Investment Fund Shares	345,815	-	-	-	78	345,893
Investment Fund Real Estate	563	-	-	-	-	563
Debentures	-	3,138	2,693	4,298	151,427	161,556
Financial Bills - LF	-	-	74,447	26,896	25,146	126,489
Certificates of Real Estate Receivables - CRI	-	73	-	1,168	-	1,241
Bank Deposits Certificates - CDB	2,232	16,351	23	1,871	-	20,477
Total	540,869	16,898,272	1,135,135	4,818,371	15,840,259	39,232,906

III) Available-for-Sale Securities

					Bank
				09/30/2015	12/31/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	70,989,256	-	(4,656,137)	66,333,119	56,059,972
Treasury Certificates - CFT	472	-	135	607	594
Securitized Credit	2,769	-	305	3,074	2,924
Treasury Bills - LFT	11,056,955	-	2,877	11,059,832	663,528
National Treasury Bills - LTN	24,743,111	-	(1,249,899)	23,493,212	28,970,377
National Treasury Notes - NTN A	5,158,928	-	(254,541)	4,904,387	3,545,282
National Treasury Notes - NTN B	5,679,153	-	(826,409)	4,852,744	5,554,358
National Treasury Notes - NTN C (2)	1,344,920	-	(175,122)	1,169,798	1,254,928
National Treasury Notes - NTN F (2) (6)	12,311,765	-	(1,599,296)	10,712,469	10,163,524
Brazilian Foreign Debt Bonds (7)	6,397,689	-	(511,755)	5,885,934	4,282,680
Securities Issued Abroad - Spain	3,579,287	-	(43,155)	3,536,132	1,156,413
Debentures (3)	714,207	-	723	714,930	465,364
Private Securities	78,986,559	82,423	(830,665)	78,238,317	61,788,165
Shares	694,188	-	37,126	731,314	920,127
Receivables Investment Fund - FIDC (1)	282,019	36,016	-	318,035	711,754
Investment Fund Shares in Participation - FIP	646,861	(47,213)	-	599,648	552,877
Investment Fund Shares	466,033	83,942	-	549,975	466,287
Debentures (4)	69,914,993	9,678	(240,063)	69,684,608	54,455,760
Eurobonds	430,658	-	(248,405)	182,253	246,714
Promissory Notes - NP (5)	5,016,757	-	(311,155)	4,705,602	3,080,535
Real Estate Credit Notes - CCI	14,116	-	108	14,224	17,609
Financial Bills - LF	839,804	-	(8,857)	830,947	664,179
Certificates of Real Estate Receivables - CRI	681,130	-	(59,419)	621,711	672,323
Total	149,975,815	82,423	(5,486,802)	144,571,436	117,848,137

					Consolidated
				09/30/2015	12/31/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	74,750,306	-	(4,889,842)	69,860,464	58,135,657
Treasury Certificates - CFT	472	-	135	607	594
Securitized Credit	2,769	-	305	3,074	2,924
Treasury Bills - LFT	11,327,153	-	2,877	11,330,030	1,231,190
National Treasury Bills - LTN	25,600,157	-	(1,285,388)	24,314,769	29,410,744
National Treasury Notes - NTN A	5,312,900	-	(254,524)	5,058,376	3,545,282
National Treasury Notes - NTN B	5,679,153	-	(826,409)	4,852,744	5,554,358
National Treasury Notes - NTN C (2)	1,344,920	-	(175,122)	1,169,798	1,254,928
National Treasury Notes - NTN F (2) (6)	14,791,599	-	(1,797,529)	12,994,070	11,231,180
Brazilian Foreign Debt Bonds (7)	6,397,689	-	(511,755)	5,885,934	4,282,680
Securities Issued Abroad - Spain	3,579,287	-	(43,155)	3,536,132	1,156,413
Debentures (3)	714,207	-	723	714,930	465,364
Private Securities	19,297,789	82,423	(812,705)	18,567,507	16,473,245
Shares	708,429	-	61,329	769,758	971,796
Receivables Investment Fund - FIDC (1)	287,065	36,016	-	323,081	859,946
Investment Fund Shares in Participation - FIP	914,500	(47,213)	-	867,287	1,081,456
Investment Fund Shares	96,385	83,942	(4)	180,323	163,531
Real Estate Fund Shares	63,215	-	(6,793)	56,422	60,456
Debentures (4)	10,028,240	9,678	(240,063)	9,797,855	8,470,152
Eurobonds	430,658	-	(248,405)	182,253	246,714
Promissory Notes - NP (5)	5,016,757	-	(311,155)	4,705,602	3,080,535
Real Estate Credit Notes - CCI	14,116	-	108	14,224	17,609
Financial Bills - LF	1,057,153	-	(8,303)	1,048,850	848,727
Certificates of Real Estate Receivables - CRI	681,130	-	(59,419)	621,711	672,323
Certificates of Bank Deposit - CDB	141	-	-	141	-
Total	94,048,095	82,423	(5,702,547)	88,427,971	74,608,902

						Bank
						09/30/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,151,637	1,924,098	25,006,650	38,250,734	66,333,119
Treasury Certificates - CFT	-	-	-	-	607	607
Securitized Credit	-	59	591	1,370	1,054	3,074
Treasury Bills - LFT	-	-	-	71,635	10,988,197	11,059,832
National Treasury Bills - LTN	-	-	-	22,920,657	572,555	23,493,212
National Treasury Notes - NTN A	-	35,487	-	-	4,868,900	4,904,387
National Treasury Notes - NTN B	-	2,620	14,633	-	4,835,491	4,852,744
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,162,595	1,169,798
National Treasury Notes - NTN F (2) (6)	-	-	315,818	750,247	9,646,404	10,712,469
Brazilian Foreign Debt Bonds (7)	-	20,960	37,193	-	5,827,781	5,885,934
Securities Issued Abroad - Spain	-	1,082,115	1,313,174	1,140,843	-	3,536,132
Debentures (3)	-	10,396	235,486	121,898	347,150	714,930
Private Securities	922,585	1,207,497	5,360,363	25,094,990	45,652,882	78,238,317
Shares	54,575	-	-	413,239	263,500	731,314
Receivables Investment Fund - FIDC (1)	318,035	-	-	-	-	318,035
Investment Fund Shares in Participation - FIP	-	-	-	-	599,648	599,648
Investment Fund Shares	549,975	-	-	-	-	549,975
Debentures (4)	-	615,490	2,484,942	22,348,926	44,235,250	69,684,608
Eurobonds	-	-	4,038	-	178,215	182,253
Promissory Notes - NP (5)	-	429,294	2,666,424	1,493,111	116,773	4,705,602
Real Estate Credit Notes - CCI	-	-	4,967	9,257	-	14,224
Financial Bills - LF	-	33,120	125,208	672,619	-	830,947
Certificates of Real Estate Receivables - CRI	-	129,593	74,784	157,838	259,496	621,711
Total	922,585	2,359,134	7,284,461	50,101,640	83,903,616	144,571,436

						Consolidated
						09/30/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,186,137	2,176,387	26,467,209	40,030,731	69,860,464
Treasury Certificates - CFT	-	-	-	-	607	607
Securitized Credit	-	59	591	1,370	1,054	3,074
Treasury Bills - LFT	-	-	-	120,418	11,209,612	11,330,030
National Treasury Bills - LTN	-	34,500	191,343	23,422,069	666,857	24,314,769
National Treasury Notes - NTN A	-	35,487	-	-	5,022,889	5,058,376
National Treasury Notes - NTN B	-	2,620	14,633	-	4,835,491	4,852,744
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,162,595	1,169,798
National Treasury Notes - NTN F (2) (6)	-	-	376,764	1,660,611	10,956,695	12,994,070
Brazilian Foreign Debt Bonds (7)	-	20,960	37,193	-	5,827,781	5,885,934
Securities Issued Abroad - Spain	-	1,082,115	1,313,174	1,140,843	-	3,536,132
Debentures (3)	-	10,396	235,486	121,898	347,150	714,930
Private Securities	652,845	1,207,497	5,360,363	4,814,282	6,532,520	18,567,507
Shares	93,019	-	-	413,239	263,500	769,758
Receivables Investment Fund - FIDC (1)	323,081	-	-	-	-	323,081
Investment Fund Shares in Participation - FIP	-	-	-	-	867,287	867,287
Investment Fund Shares	180,323	-	-	-	-	180,323
Real Estate Fund Shares	56,422	-	-	-	-	56,422
Debentures (4)	-	615,490	2,484,942	1,850,174	4,847,249	9,797,855
Eurobonds	-	-	4,038	-	178,215	182,253
Promissory Notes - NP (5)	-	429,294	2,666,424	1,493,111	116,773	4,705,602
Real Estate Credit Notes - CCI	-	-	4,967	9,257	-	14,224
Financial Bills - LF	-	33,120	125,208	890,522	-	1,048,850
Certificates of Real Estate Receivables - CRI	-	129,593	74,784	157,838	259,496	621,711
Certificates of Bank Deposit - CDB	-	-	-	141	-	141
Total	652,845	2,393,634	7,536,750	31,281,491	46,563,251	88,427,971

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the quarter ended September 30, 2015 there was the value to R$3,647 (2014 - R$3,337) and accumulated in the period the value to R$10,326 (2014 - R$9,365) result, net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 24.e).

(3) Issued by mixed capital company.
(4) Includes R$582,793 (12/31/2014 - R$630,704) of hedge objects market risks (Note 6.b.V.a).
(5) In September 30, 2015 includes R$241,808 of hedge objects market risks (Note 6.b.V.a).

(6) On September 30, 2015, the amount of 2,102,743 Notes National Treasury (NTN-F), with maturity on January 1, 2025 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(7) Includes R$895,329 (12/31/2014 - R$655,782) of hedge objects cash flow (Note 6.b.V.b).

Until the period ended September 30, 2015, it was not performed reclassifications of securities pursuant to Article 5 of the Central Bank Circular 3,068/2001.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

IV) Financial Income - Securities Transactions

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Income From Fixed-Income Securities	12,210,891	23,667,701	4,637,211	10,768,400
Income From Interbank Investments	2,807,364	6,666,926	2,647,114	6,118,537
Income From Variable-Income Securities	(41,322)	(72,454)	(142,636)	(157,457)
Impairment (1)	-	(58,409)	-	-
Others (2)	75,143	141,084	44,440	116,562
Total	15,052,076	30,344,848	7,186,129	16,846,042

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Income From Fixed-Income Securities	10,547,686	19,220,805	3,517,245	7,762,599
Income From Interbank Investments	1,809,228	4,018,078	1,892,288	4,004,446
Income From Variable-Income Securities	(33,437)	18,004	(141,661)	(170,313)
Financial Income Capitalization	44,450	109,869	49,154	141,135
Impairment (1)	(81,231)	(550,092)	-	-
Others (2)	133,832	372,603	53,783	177,468
Total	12,420,528	23,189,267	5,370,809	11,915,335

(1) Corresponds to record permanent losses on the realizable value of securities classified in securities available for sale categories recognized in the income statement.
(2) Corresponds mainly to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			09/30/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		14,012,457	(2,617,686)		(271,473)	198,218
Asset	254,518,203	41,630,412	40,967,270	289,551,001	72,653,396	73,043,697
CDI (Interbank Deposit Rates)	37,020,395	6,805,328	8,634,148	70,772,781	-	-
Fixed Interest Rate - Real	135,429,251	-	-	88,800,295	72,168,901	72,755,003
Indexed to Price and Interest Rates	17,125,653	9,950,529	7,622,412	31,603,343	484,495	288,694
Foreign Currency	64,932,627	24,864,707	24,719,832	98,345,684	-	-
Others	10,277	9,848	(9,122)	28,898	-	-
Liabilities	240,505,746	(27,617,955)	(43,584,956)	289,822,474	(72,924,869)	(72,845,479)
CDI (Interbank Deposit Rates)	30,215,067	-	-	102,231,544	(31,458,763)	(30,771,767)
Fixed Interest Rate - Real	163,047,206	(27,617,955)	(43,584,956)	16,631,394	-	-
Indexed to Price and Interest Rates	7,175,124	-	-	31,118,848	-	-
Foreign Currency	40,067,920	-	-	139,807,521	(41,461,837)	(42,070,212)
Others	429	-	-	33,167	(4,269)	(3,500)
Options	121,233,191	25,041	85,406	238,966,177	(26,505)	(35,439)
Purchased Position	61,685,636	389,241	1,073,578	115,182,909	415,537	532,838
Call Option - US Dollar	5,224,964	232,173	826,435	3,942,457	221,951	331,533
Put Option - US Dollar	2,702,313	37,492	7,535	1,767,822	31,194	49,704
Call Option - Other	13,927,092	79,953	174,847	56,665,655	116,127	148,534
Interbank Market	13,259,401	17,967	108,881	51,308,444	91,567	118,061
Others (1)	667,691	61,986	65,966	5,357,211	24,560	30,473
Put Option - Other	39,831,267	39,623	64,761	52,806,975	46,265	3,067
Interbank Market	39,317,212	23,650	11,027	49,105,277	29,788	1,335
Others (1)	514,055	15,973	53,734	3,701,698	16,477	1,732
Sold Position	59,547,555	(364,200)	(988,172)	123,783,268	(442,042)	(568,277)
Call Option - US Dollar	3,021,769	(169,507)	(728,369)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	3,800,142	(82,535)	(39,762)	1,774,640	(22,637)	(25,163)
Call Option - Other	10,447,564	(74,825)	(182,395)	53,906,214	(88,206)	(105,348)
Interbank Market	9,695,180	(22,140)	(109,451)	53,571,293	(64,873)	(72,078)
Others (1)	752,384	(52,685)	(72,944)	334,921	(23,333)	(33,270)
Put Option - Other	42,278,080	(37,333)	(37,646)	63,862,789	(50,721)	(9,085)
Interbank Market	42,214,814	(24,126)	(10,734)	60,555,093	(32,098)	(1,950)
Others (1)	63,266	(13,207)	(26,912)	3,307,696	(18,623)	(7,135)
Futures Contracts	187,065,686	-	-	301,491,400	-	-
Purchased Position	27,761,387	-	-	105,063,098	-	-
Exchange Coupon (DDI)	1,892,779	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	15,498,958	-	-	94,269,395	-	-
Foreign Currency	10,368,895	-	-	3,897,223	-	-
Indexes (2)	755	-	-	8,161	-	-
Sold Position	159,304,299	-	-	196,428,302	-	-
Exchange Coupon (DDI)	76,393,459	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	26,228,221	-	-	56,783,420	-	-
Foreign Currency	17,402,694	-	-	15,845,107	-	-
Indexes (2)	51,592	-	-	-	-	-
Treasury Bonds/Notes	25,061	-	-	249,203	-	-
Average rate of Repo Operations (OC1)	39,203,272	-	-	73,171,623	-	-

					Bank
			09/30/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	48,724,611	137,287	278,228	46,399,828	1,809,011	458,426
Purchased Commitment	23,073,568	5,848,856	5,833,489	20,548,192	(1,603,632)	(137,605)
Currencies	22,268,447	5,847,892	5,832,078	20,297,397	(1,854,427)	(388,539)
Others	805,121	964	1,411	250,795	250,795	250,934
Sell Commitment	25,651,043	(5,711,569)	(5,555,261)	25,851,636	3,412,643	596,031
Currencies	25,599,007	(5,710,605)	(5,554,245)	25,706,899	3,663,438	846,974
Others	52,036	(964)	(1,016)	144,737	(250,795)	(250,943)

						Consolidated
			09/30/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		14,394,613	(2,556,503)		(824,677)	(295,481)
Asset	328,349,855	47,458,417	47,137,780	290,652,626	61,172,494	61,597,738
CDI (Interbank Deposit Rates)	42,937,271	12,722,204	15,187,595	76,892,373	-	-
Fixed Interest Rate - Real	202,411,304	-	-	83,317,134	60,687,999	61,309,044
Indexed to Price and Interest Rates	17,148,144	9,962,114	7,619,891	31,603,343	484,495	288,694
Foreign Currency	65,842,859	24,764,251	24,339,416	98,810,878	-	-
Others	10,277	9,848	(9,122)	28,898	-	-
Liabilities	313,955,242	(33,063,804)	(49,694,283)	291,477,303	(61,997,171)	(61,893,219)
CDI (Interbank Deposit Rates)	30,215,067	-	-	101,623,563	(24,731,190)	(24,010,507)
Fixed Interest Rate - Real	235,475,108	(33,063,804)	(49,694,283)	22,629,135	-	-
Indexed to Price and Interest Rates	7,186,030	-	-	31,118,848	-	-
Foreign Currency	41,078,608	-	-	136,072,590	(37,261,712)	(37,879,212)
Others	429	-	-	33,167	(4,269)	(3,500)
Options	123,693,874	(18,561)	117,241	240,746,222	(5,613)	59,840
Purchased Position	63,017,285	365,366	1,124,358	116,184,661	460,152	628,851
Call Option - US Dollar	5,224,964	232,173	826,435	3,942,457	221,951	331,533
Put Option - US Dollar	2,702,313	37,492	7,535	1,767,822	31,194	49,704
Call Option - Other	14,611,250	42,142	181,268	56,931,274	119,424	153,976
Interbank Market	13,259,401	17,967	108,881	51,308,444	91,567	118,061
Others (1)	1,351,849	24,175	72,387	5,622,830	27,857	35,915
Put Option - Other	40,478,758	53,559	109,120	53,543,108	87,583	93,638
Interbank Market	39,317,212	23,650	11,027	49,105,277	29,788	1,335
Others (1)	1,161,546	29,909	98,093	4,437,831	57,795	92,303
Sold Position	60,676,589	(383,927)	(1,007,117)	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	3,021,769	(169,507)	(728,369)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	3,800,142	(82,535)	(39,762)	1,774,640	(22,637)	(25,163)
Call Option - Other	10,843,709	(74,138)	(150,900)	54,354,491	(102,394)	(103,436)
Interbank Market	9,695,180	(22,140)	(109,451)	53,571,293	(64,873)	(72,078)
Others (1)	1,148,529	(51,998)	(41,449)	783,198	(37,521)	(31,358)
Put Option - Other	43,010,969	(57,747)	(88,086)	64,192,805	(60,256)	(11,731)
Interbank Market	42,214,814	(24,126)	(10,734)	60,555,093	(32,098)	(1,950)
Others (1)	796,155	(33,621)	(77,352)	3,637,712	(28,158)	(9,781)
Futures Contracts	187,788,832	-	-	302,239,388	-	-
Purchased Position	27,801,321	-	-	105,230,874	-	-
Exchange Coupon (DDI)	1,892,779	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	15,537,244	-	-	94,307,498	-	-
Foreign Currency	10,368,895	-	-	3,897,223	-	-
Indexes (2)	2,403	-	-	137,834	-	-

						Consolidated
			09/30/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	159,987,511	-	-	197,008,514	-	-
Exchange Coupon (DDI)	76,393,459	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	26,780,964	-	-	57,355,214	-	-
Foreign Currency	17,402,694	-	-	15,845,107	-	-
Indexes (2)	182,061	-	-	8,418	-	-
Treasury Bonds/Notes	25,061	-	-	249,203	-	-
Average rate of Repo Operations (OC1)	39,203,272	-	-	73,171,623	-	-
Forward Contracts and Others	48,727,886	153,043	301,432	46,406,749	1,817,437	467,280
Purchased Commitment	23,073,568	5,848,856	5,833,489	20,552,988	(1,604,507)	(138,480)
Currencies	22,268,447	5,847,892	5,832,078	20,302,193	(1,855,302)	(389,414)
Others	805,121	964	1,411	250,795	250,795	250,934
Sell Commitment	25,654,318	(5,695,813)	(5,532,057)	25,853,761	3,421,944	605,760
Currencies	25,599,007	(5,710,605)	(5,554,245)	25,708,788	3,663,438	846,974
Others	55,311	14,792	22,188	144,973	(241,494)	(241,214)

(1) Includes share options and indexes.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					09/30/2015	12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		130,519,634	65,632,381	58,366,188	254,518,203	289,551,001
Options		4,577,423	1,042,305	115,613,463	121,233,191	238,966,177
Futures Contracts		-	-	187,065,686	187,065,686	301,491,400
Forward Contracts and Others		30,488,081	15,205,810	3,030,720	48,724,611	46,399,828

						Consolidated
						Notional
					09/30/2015	12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		130,519,634	66,627,151	131,203,070	328,349,855	290,652,626
Options		4,577,423	615,843	118,500,608	123,693,874	240,746,222
Futures Contracts		-	-	187,788,832	187,788,832	302,239,388
Forward Contracts and Others		30,488,081	15,205,810	3,033,995	48,727,886	46,406,749

(1) Includes trades with the BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&Fbovespa) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					09/30/2015	12/31/2014
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		20,773,068	38,479,844	195,265,291	254,518,203	289,551,001
Options		58,648,293	59,827,115	2,757,783	121,233,191	238,966,177
Futures Contracts		60,481,688	75,777,221	50,806,777	187,065,686	301,491,400
Forward Contracts and Others		23,529,338	18,005,078	7,190,195	48,724,611	46,399,828

					Consolidated
					Notional
				09/30/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	21,607,408	41,897,060	264,845,387	328,349,855	290,652,626
Options	61,018,645	60,130,510	2,544,719	123,693,874	240,746,222
Futures Contracts	60,771,074	76,175,392	50,842,366	187,788,832	302,239,388
Forward Contracts and Others	23,529,564	18,008,127	7,190,195	48,727,886	46,406,749

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				09/30/2015	12/31/2014
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	127,458,416	71,770,575	55,289,212	254,518,203	289,551,001
Options	116,072,444	4,760,747	400,000	121,233,191	238,966,177
Futures Contracts	187,065,686	-	-	187,065,686	301,491,400
Forward Contracts and Others	-	36,649,319	12,075,292	48,724,611	46,399,828

					Consolidated
					Notional
				09/30/2015	12/31/2014
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	155,178,694	117,366,513	55,804,648	328,349,855	290,652,626
Options	118,426,957	4,760,747	506,170	123,693,874	240,746,222
Futures Contracts	187,788,832	-	-	187,788,832	302,239,388
Forward Contracts and Others	-	36,652,594	12,075,292	48,727,886	46,406,749

(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amount traded on other clearinghouses.

(3) Composed of operations that are included in registration chambers, according to the regulation of the Central Bank of Brazil.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			09/30/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	267,328	(125,139)	142,189	(41,243)	(76,115)	(117,358)
Asset	6,423,610	(80,060)	6,343,550	2,709,768	16,204	2,725,972
CDI (Interbank Deposit Rates) (1) (2) (7)	1,917,004	4,606	1,921,610	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	3,479,329	(52,725)	3,426,604	492,205	707	492,912
Indexed to Foreign Currency - Fixed Interest - US Dollar (7)	53,692	1,457	55,149	-	-	-
Indexed to Foreign Currency - USD/BRL US Dollar (3)	521,461	(37,142)	484,319	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	379,159	3,600	382,759	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	-	-	-	337,352	2,628	339,980
Indexed to Foreign Currency - Fixed Interest - YEN (8)	72,965	144	73,109	24,515	470	24,985
Liabilities	(6,156,282)	(45,079)	(6,201,361)	(2,751,011)	(92,319)	(2,843,330)
Indexed to Foreign Currency - US Dollar (1)	(896,791)	2,052	(894,739)	(677,219)	(32,339)	(709,558)
Indexed to Price and Interest Rates Interest (2)	(1,021,992)	(23,359)	(1,045,351)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	(13,508)	(98)	(13,606)	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(3,097,548)	(4,411)	(3,101,959)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(5,628)	(142)	(5,770)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(1,120,815)	(19,121)	(1,139,936)	(411,480)	(11,944)	(423,424)
Hedge Object
Asset	2,530,454	60,222	2,590,676	1,863,375	114,736	1,978,111
Lending Operation	1,706,784	59,291	1,766,075	1,269,508	77,899	1,347,407
Indexed to Foreign Currency - US Dollar	799,250	12,637	811,887	592,992	42,478	635,470
Indexed to Foreign Currency - Fixed Interest
- US Dollar	14,112	22	14,134	15,788	(423)	15,365
Indexed Indices of Prices and Interest	884,264	47,265	931,529	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	-	-	-	24,510	600	25,110
Fixed Interest Rate - Real	9,158	(633)	8,525	215,074	2,829	217,903
Available-for-Sale Securities	823,670	931	824,601	593,867	36,837	630,704
Debentures	573,107	9,686	582,793	593,867	36,837	630,704
Promissory Notes - PN	250,563	(8,755)	241,808	-	-	-
Liabilities	(3,574,873)	100,889	(3,473,984)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(3,538,416)	101,142	(3,437,274)	-	-	-
Indexed to Foreign Currency - US Dollar	(3,538,416)	101,142	(3,437,274)	-	-	-
Securities Issued Abroad	(36,457)	(253)	(36,710)	(364,166)	(2,826)	(366,992)
Eurobonds	(36,457)	(253)	(36,710)	(364,166)	(2,826)	(366,992)

						Consolidated
			09/30/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	170,271	(135,489)	34,782	(82,636)	(80,671)	(163,307)
Asset	6,883,164	(37,720)	6,845,444	3,063,742	62,296	3,126,038
CDI (Interbank Deposit Rates) (1) (2) (7)	1,917,004	4,606	1,921,610	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	3,479,329	(52,725)	3,426,604	492,205	707	492,912
Indexed to Foreign Currency - Fixed Interest - US Dollar (7)	53,692	1,457	55,149	-	-	-
Indexed to Foreign Currency - USD/BRL US Dollar (3)	521,461	(37,142)	484,319	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	379,159	3,600	382,759	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	-	-	-	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (7)	459,554	42,340	501,894	353,974	46,092	400,066
Indexed to Foreign Currency - Fixed Interest - YEN (8)	72,965	144	73,109	24,515	470	24,985
Liabilities	(6,712,893)	(97,769)	(6,810,662)	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,453,402)	(50,638)	(1,504,040)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Price and Interest Rates Interest (2)	(1,021,992)	(23,359)	(1,045,351)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	(13,508)	(98)	(13,606)	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(3,097,548)	(4,411)	(3,101,959)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(5,628)	(142)	(5,770)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(1,120,815)	(19,121)	(1,139,936)	(411,480)	(11,944)	(423,424)
Hedge Object
Asset	3,087,064	70,559	3,157,623	2,177,702	119,205	2,296,907
Lending Operation	2,263,394	69,628	2,333,022	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	1,355,860	22,974	1,378,834	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest
- US Dollar	14,112	22	14,134	15,788	(423)	15,365
Indexed Indices of Prices and Interest	884,264	47,265	931,529	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	-	-	-	24,510	600	25,110
Fixed Interest Rate - Real	9,158	(633)	8,525	215,074	2,829	217,903
Available-for-Sale Securities	823,670	931	824,601	593,867	36,837	630,704
Debentures	573,107	9,686	582,793	593,867	36,837	630,704
Promissory Notes - PN	250,563	(8,755)	241,808	-	-	-
Liabilities	(3,574,873)	100,889	(3,473,984)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(3,538,416)	101,142	(3,437,274)	-	-	-
Indexed to Foreign Currency - US Dollar	(3,538,416)	101,142	(3,437,274)	-	-	-
Securities Issued Abroad	(36,457)	(253)	(36,710)	(364,166)	(2,826)	(366,992)
Eurobonds	(36,457)	(253)	(36,710)	(364,166)	(2,826)	(366,992)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$811,887 (12/31/2014 - R$635,470) Bank and R$1,378,834 (12/31/2014 - R$954,266) Consolidated and bonds and securities represented by debentures with fair value R$91,549 (12/31/2014 - R$82,819) Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$931,529 (12/31/2014 - R$453,559) and securities represented by debentures with a market value R$491,244 (12/31/2014 - R$547,885) Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$14,134 (12/31/2014 - R$15,365) Bank and Consolidated.

(4) Instruments whose hedge object are securities represented by promissory notes indexed in interbank deposit certificates with fair value R$199,783 (12/31/2014 - they are indexed credit operations in interbank deposit certificates in the amount of R$25,110) Bank and Consolidated.

(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$36,710 (12/31/2014 - R$366,992) Bank and Consolidated.

(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$8,525 (12/31/2014 - R$217,903) Bank and Consolidated.

(7) Instruments asset whose hedge objects are obligations for foreign borrowings indexed in foreign currency - US Dollar with fair value R$3,437,274 and instrumenst liabilities whose hedge objects are securities represented by promissory notes indexed to fixed interest rates - Real with market value of R$42,025 in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			09/30/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,067,846)	(35,499)	(1,103,345)	(373,142)	(103,239)	(476,381)
Asset	7,586,324	11,823	7,598,147	2,842,504	83,530	2,926,034
Indexed to Foreign Currency - Swiss Franc (1)	1,265,157	14,328	1,279,485	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	308,266	3,988	312,254	100,804	4,624	105,428
Indexed to Interest Rate - Real (3)	3,764,552	(25,893)	3,738,659	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	2,248,349	19,400	2,267,749	863,271	95,047	958,318
Liabilities	(8,654,170)	(47,322)	(8,701,492)	(3,215,646)	(186,769)	(3,402,415)
Indexed to Foreign Currency - Fixed Interest - US Dollar (1) (2) (3) (4)	(6,675,787)	(39,745)	(6,715,532)	(2,451,465)	(63,132)	(2,514,597)
Fixed Interest Rate - Real (4)	(191,723)	135,978	(55,745)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Fixed Interest Euro (4)	(1,786,660)	(143,555)	(1,930,215)	(659,231)	(108,193)	(767,424)

						Consolidated
			09/30/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,124,400)	(41,625)	(1,166,025)	(409,365)	(108,678)	(518,043)
Asset	8,145,923	50,618	8,196,541	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	1,265,157	14,328	1,279,485	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	308,266	3,988	312,254	100,804	4,624	105,428
Indexed to Interest Rate - Real (3)	3,764,552	(25,893)	3,738,659	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dolar (4) (5)	2,312,097	21,264	2,333,361	935,787	97,890	1,033,677
Indexed to Foreign Currency - Pre Euro (5)	495,851	36,931	532,782	905,283	42,386	947,669
Liabilities	(9,270,323)	(92,243)	(9,362,566)	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(6,675,787)	(39,745)	(6,715,532)	(2,451,465)	(63,132)	(2,514,597)
Indexed to Interest Rate - Real (4)	(191,723)	135,978	(55,745)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (4)	(1,786,660)	(143,555)	(1,930,215)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dolar (5)	(547,541)	(42,480)	(590,021)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Real (5)	(68,612)	(2,441)	(71,053)	(526,157)	(10,228)	(536,385)

					Bank/Consolidated
					09/30/2015	12/31/2014
					Notional	Notional
Hedge Instruments
Future Contracts					57,256,769	16,053,248
Foreign Currency - Dollar (6)					57,256,769	16,053,248

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Hedge Object - Cost
Asset	38,338,217	16,736,536	38,890,714	17,678,432
Lending Operations
Import and Export Credit and Financing	37,353,964	15,999,182	37,353,964	15,999,182
Lending Operations	88,924	81,572	641,421	1,023,468
Available-for-Sale Securities
Brazilian Foreign Debt Bonds	895,329	655,782	895,329	655,782
Liabilities	(1,990,378)	(1,960,197)	(1,990,378)	(1,960,197)
Eurobonds	(1,990,378)	(1,960,197)	(1,990,378)	(1,960,197)

(1) Operations maturing April 12, 2016 (12/31/2014 - operations due March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2014 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.

(3) Operation due March 18, 2016 (12/31/2014 - operations due March 18, 2015, September 18, 2015 and March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(4) Operation due October 26, 2015, March 18, 2016 and April 1, 2021 (12/31/2014 - operation due October 26, 2015 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between August, 2016 and June, 2021 (12/31/2014 - maturing between May, 2015 and June, 2021), whose objects "hedge"contracts are loans from lending institutions.

(6) Operations maturing between October 30, 2015 and January 2, 2017 (12/31/2014 - operation maturing February 2, 2015) and the updated value of the instruments of R$37,356,936 (12/31/2014 - R$15,991,293 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$21,697 (12/31/2014 - R$83.399) which will be amortized over the next 12 months.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a debt of R$94,034 (12/31/2014 - R$77,261) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Financial Treasury Bill - LFT	106,240	618,800	423,978	1,135,366
National Treasury Bill - LTN	10,107,945	4,663,572	10,142,445	4,688,978
National Treasury Notes - NTN	754,755	1,763,751	754,755	1,763,751
Total	10,968,940	7,046,123	11,321,178	7,588,095

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets
Swap Differentials Receivable (1)	12,837,507	5,824,626	17,901,758	5,582,348
Option Premiums to Exercise	1,073,578	532,838	1,124,358	628,851
Forward Contracts and Others	7,551,604	2,141,907	7,574,808	2,151,664
Total	21,462,689	8,499,371	26,600,924	8,362,863
Liabilities
Swap Differentials Payable (1)	16,416,349	6,220,147	21,589,504	6,559,179
Option Premiums Launched	988,172	568,277	1,007,117	569,011
Forward Contracts and Others	7,273,376	1,683,481	7,273,376	1,684,384
Total	24,677,897	8,471,905	29,869,997	8,812,574

(1) Includes swap options and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder of January 1, 2014 .

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of September 30, 2015.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(5,811)	(252,763)	(505,526)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(4,332)	(72,021)	(144,043)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(910)	(5,259)	(10,519)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(73)	(25,765)	(51,530)
Foreign Currency	Exposures subject to Foreign Exchange	(13,279)	(331,985)	(663,970)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(206)	(1,077)	(2,154)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(365)	(9,677)	(19,354)
Shares and Indexes	Exposures subject to Change in Shares Price	(474)	(11,848)	(23,696)
Others	Exposures not Meeting the Previous Settings	(26,033)	(141)	(283)
Total (1)		(51,483)	(710,536)	(1,421,075)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(101,731)	(2,713,393)	(5,171,521)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(13,281)	(392,077)	(687,323)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(384)	(3,254)	(5,252)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,246)	(41,015)	(68,544)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(4,144)	(7,949)	(16,255)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(13,432)	(216,808)	(409,861)
Foreign Currency	Exposures subject to Foreign Exchange	(1,124)	(28,104)	(56,207)
Total (1)		(138,342)	(3,402,600)	(6,414,963)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Lending Operations	189,370,317	170,929,985	225,426,735	207,010,137
Loans and Discounted Receivables	105,044,043	92,680,565	109,472,054	94,483,886
Financing	42,081,816	40,438,476	73,710,223	74,715,307
Rural, Agricultural and Industrial Financing	6,021,473	6,164,084	6,021,473	6,164,084
Real Estate Financing	35,940,750	31,601,538	35,940,750	31,601,538
Securities Financing	79,572	38,882	79,572	38,882
Lending Operations Related to Assignment	202,663	6,440	202,663	6,440
Leasing Operations	29	143	3,096,407	3,373,962
Advances on Foreign Exchange Contracts (1) (Note 9)	4,881,976	4,687,958	4,881,976	4,687,958
Other Receivables (2)	26,485,599	28,421,274	28,644,679	30,524,210
Total	220,737,921	204,039,360	262,049,797	245,596,267
Current	119,501,483	112,588,850	141,946,636	136,407,403
Long-term	101,236,438	91,450,510	120,103,161	109,188,864

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the period January-September 2015, operations were carried out credit assignment without recourse in the amount of R$1,385,061 (2014 - R$2,596) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

On September, 2015 Banco Santander made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019.

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On September 30, 2015, the present value of the divested operations is R$957 (12/31/2014 - R$6,440) (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On September 30, 2015, the present value of the divested operations is R$213,480 (12/31/2014 - R$262,515).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Overdue	6,662,682	6,456,889	7,391,485	7,078,409
Due to:
Up to 3 Months	67,505,714	63,086,454	75,918,933	71,428,031
From 3 to 12 Months	51,995,769	49,502,396	66,027,703	64,979,372
Over 12 Months	94,573,756	84,993,621	112,711,676	102,110,455
Total	220,737,921	204,039,360	262,049,797	245,596,267

c) Lease Portfolio Operations

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Gross Investment in Leasing Operations	33	157	3,673,461	3,984,983
Lease Receivables	19	76	2,383,681	2,519,740
Unrealized Residual Values (1)	14	81	1,289,780	1,465,243
Unearned Income on Lease	(17)	(54)	(2,355,579)	(2,480,601)
Offsetting Residual Values	(14)	(81)	(1,289,780)	(1,465,243)
Leased Assets	71,865	75,478	8,038,973	8,817,347
Accumulated Depreciation	(71,865)	(75,478)	(4,360,159)	(4,772,678)
Excess Depreciation	29,115	31,458	2,019,288	2,352,214
Losses on Unamortized Lease	-	-	197,155	201,342
Advances for Guaranteed Residual Value	(29,088)	(31,337)	(2,830,263)	(3,267,681)
Other Assets	-	-	3,311	4,279
Total of Lease Portfolio at Present Value	29	143	3,096,407	3,373,962

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$4 (12/31/2014 - R$14) Bank and R$577,054 (12/31/2014 - R$611,021) Consolidated.

On September 30, 2015 and December 31,2014, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Overdue	4	109	41,780	51,711
Due to:
Up to 1 Year	17	23	1,759,531	1,874,456
From 1 to 5 Years	12	25	1,865,729	2,051,055
Over 5 Years	-	-	6,421	7,761
Total	33	157	3,673,461	3,984,983

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Overdue	3	33	37,717	41,914
Due to:
Up to 1 Year	16	30	1,645,867	1,759,166
From 1 to 5 Years	10	80	1,409,039	1,567,816
Over 5 Years	-	-	3,784	5,066
Total	29	143	3,096,407	3,373,962

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				09/30/2015	12/31/2014	09/30/2015	12/31/2014
Private Sector				220,616,593	203,885,400	261,927,639	245,440,685
Industry				71,230,560	61,147,516	72,684,612	63,303,237
Commercial				25,293,262	25,266,037	28,105,537	28,501,269
Financial Institutions				2,318,265	1,316,869	2,325,352	1,928,868
Services and Other (1)				39,904,195	35,906,634	43,193,993	38,660,540
Individuals				79,560,678	78,381,817	113,299,208	110,886,806
Credit Cards				17,453,494	18,340,741	17,453,494	18,340,741
Mortgage Loans				25,156,562	21,318,334	25,156,562	21,318,334
Payroll Loans				10,619,212	11,342,216	13,886,224	11,342,216
Financing and Vehicles Lease				2,695,676	3,230,858	31,128,466	33,551,617
Others (2)				23,635,734	24,149,668	25,674,462	26,333,898
Agricultural				2,309,633	1,866,527	2,318,937	2,159,965
Public Sector				121,328	153,960	122,158	155,582
Federal				11	171	11	171
State				94,196	124,890	94,732	124,890
Municipal				27,121	28,899	27,415	30,521
Total				220,737,921	204,039,360	262,049,797	245,596,267

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

On 2015, Banco Santander conducted a review at the opening of sectors for purposes of this note, which resulted in the reclassification of some items of this information without alteration of the balance. The presentation of this opening for December, 2014 is consistent with the method adopted in the preparation of financial statements of September, 2015.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	96,665,548	-	96,665,548	-	-	-
A	0.5%	76,450,759	-	76,450,759	382,254	275,545	657,799
B	1%	12,193,365	1,414,555	13,607,920	136,079	227,648	363,727
C	3%	6,807,470	2,158,147	8,965,617	268,969	597,600	866,569
D	10%	7,712,183	2,303,927	10,016,110	1,001,611	132,836	1,134,447
E	30%	1,382,712	1,470,127	2,852,839	855,852	-	855,852
F	50%	990,930	1,201,898	2,192,828	1,096,414	-	1,096,414
G	70%	614,853	924,093	1,538,946	1,077,262	-	1,077,262
H	100%	2,934,977	5,453,086	8,388,063	8,388,063	-	8,388,063
Total		205,752,797	14,925,833	220,678,630	13,206,504	1,233,629	14,440,133

							Bank
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	88,484,607	-	88,484,607	-	-	-
A	0.5%	69,601,327	-	69,601,327	348,007	251,524	599,531
B	1%	14,575,563	1,187,770	15,763,333	157,633	276,270	433,903
C	3%	5,770,915	1,526,093	7,297,008	218,910	296,453	515,363
D	10%	5,849,084	1,671,693	7,520,777	752,078	-	752,078
E	30%	2,137,219	1,349,475	3,486,694	1,046,008	-	1,046,008
F	50%	835,154	1,263,069	2,098,223	1,049,112	-	1,049,112
G	70%	814,312	1,073,894	1,888,206	1,321,744	-	1,321,744
H	100%	2,471,607	5,349,679	7,821,286	7,821,286	-	7,821,286
Total		190,539,788	13,421,673	203,961,461	12,714,778	824,247	13,539,025

							Consolidated
							09/30/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	108,630,641	-	108,630,641	-	-	-
A	0.5%	98,860,259	-	98,860,259	494,303	281,796	776,099
B	1%	14,313,573	2,605,510	16,919,083	169,191	227,648	396,839
C	3%	7,690,037	3,213,719	10,903,756	327,113	597,600	924,713
D	10%	7,810,835	2,669,987	10,480,822	1,048,082	132,836	1,180,918
E	30%	1,424,734	1,686,265	3,110,999	933,300	-	933,300
F	50%	1,000,479	1,359,764	2,360,243	1,180,122	-	1,180,122
G	70%	622,900	1,049,018	1,671,918	1,170,343	-	1,170,343
H	100%	2,973,468	6,068,980	9,042,448	9,042,448	-	9,042,448
Total		243,326,926	18,653,243	261,980,169	14,364,902	1,239,880	15,604,782

							Consolidated
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	102,217,003	-	102,217,003	-	-	-
A	0.5%	89,864,937	-	89,864,937	449,325	257,887	707,212
B	1%	17,398,578	2,476,079	19,874,657	198,746	276,270	475,016
C	3%	6,478,179	2,743,513	9,221,692	276,651	296,454	573,105
D	10%	5,925,915	2,069,012	7,994,927	799,493	-	799,493
E	30%	2,159,827	1,539,359	3,699,186	1,109,756	-	1,109,756
F	50%	836,662	1,411,579	2,248,241	1,124,120	-	1,124,120
G	70%	814,329	1,185,652	1,999,981	1,399,987	-	1,399,987
H	100%	2,472,903	5,920,372	8,393,275	8,393,275	-	8,393,275
Total		228,168,333	17,345,566	245,513,899	13,751,353	830,611	14,581,964

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current regulatory requirements.

(3) The total loan portfolio includes the amount of R$59,291 (12/31/2014 - R$77,899) Bank and R$69,628 (12/31/2014 - R$82,368) Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				09/30/2015	09/30/2014	09/30/2015	09/30/2014
Balance at Beginning				13,539,025	13,829,240	14,581,964	14,999,205
Allowances Recognized				9,316,728	8,095,251	10,215,920	9,113,706
Write-offs				(8,415,620)	(8,473,546)	(9,193,102)	(9,409,184)
Balance at End (1)				14,440,133	13,450,945	15,604,782	14,703,727
Current				3,452,416	2,699,852	4,004,682	3,222,619
Long-term				10,987,717	10,751,093	11,600,100	11,481,108
Recoveries Credits (2)				1,449,422	1,734,250	1,611,408	1,850,546

(1) Includes R$7 (09/30/2014 - R$193) Bank and R$72,068 (09/30/2014 - R$96,725) Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$91,471 (2014 - R$152,942) Bank and R$107,664 (2014 - R$152,942) Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				09/30/2015	12/31/2014	09/30/2015	12/31/2014
Renegotiated Credits				12,699,848	13,860,390	12,760,340	13,917,809
Allowance for Loan Losses				(7,050,166)	(7,028,140)	(7,066,884)	(7,050,616)
Percentage of Coverage on Renegotiated Credits				55.5%	50.7%	55.4%	50.7%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	09/30/2015		12/31/2014
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	9,812,826	2.8%	8,529,936	2.8%
10 Biggest	41,055,934	11.6%	35,078,339	11.4%
20 Biggest	58,732,098	16.5%	50,207,652	16.3%
50 Biggest	86,542,719	24.3%	75,668,335	24.6%
100 Biggest	111,233,817	31.3%	96,187,838	31.2%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

			Bank/Consolidated
			09/30/2015	12/31/2014
Assets
Rights to Foreign Exchange Sold			68,580,550	47,387,964
Exchange Purchased Pending Settlement			38,039,475	38,636,435
Advances in Local Currency			(477,756)	(353,008)
Income Receivable from Advances and Importing Financing (Note 8.a)			95,780	57,133
Currency and Documents Term Foreign Currency			4,342	-
Total			106,242,391	85,728,524
Current			95,935,595	84,963,646
Long-term			10,306,796	764,878
Liabilities
Exchange Sold Pending Settlement			74,630,797	47,545,000
Foreign Exchange Purchased			29,788,460	37,440,279
Advances on Foreign Exchange Contracts (Note 8.a)			(4,881,976)	(4,687,958)
Others			71	94
Total			99,537,352	80,297,415
Current			89,215,107	79,617,514
Long-term			10,322,245	679,901
Memorandum Accounts
Open Import Credits			1,213,349	948,300
Confirmed Export Credits			530,053	818,410

10. Trading Account

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets
Financial Assets and Pending Settlement Transactions	1,748,432	2,236,724	1,748,668	2,236,874
Clearinghouse Transactions	-	144,737	-	144,791
Debtors Pending Settlement	6,513	-	280,806	140,790
Stock Exchanges - Guarantee Deposits	2,764,651	461,536	2,764,651	461,536
Others (1)	1,001,859	223,723	1,001,859	704,489
Total	5,521,455	3,066,720	5,795,984	3,688,480
Current	5,521,455	2,921,983	5,795,984	3,543,743
Long-term	-	144,737	-	144,737
Liabilities
Financial Assets and Pending Settlement Transactions	194,674	846,523	276,295	902,820
Creditors Pending Settlement	7,221	396	145,033	44,812
Creditors for Loan of Shares	112,583	48,475	250,625	136,808
Clearinghouse Transactions	7,442	3,431	54,211	41,347
Records and Settlement	2,541	2,566	4,151	3,410
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	-	-	195	401
Total	324,461	901,391	731,784	1,130,872
Current	256,531	870,772	663,854	1,100,253
Long-term	67,930	30,619	67,930	30,619

(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

					Bank
		12/31/2014	Recognition	Realization	09/30/2015
Allowance for Loan Losses		7,321,677	4,055,627	(1,442,445)	9,934,859
Reserve for Legal and Administrative Proceedings - Civil		721,246	223,798	(67,867)	877,177
Reserve for Tax Risks and Legal Obligations		4,225,376	1,042,998	(3,648,719)	1,619,655
Reserve for Legal and Administrative Proceedings - Labor		704,246	431,948	(116,140)	1,020,054
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,583,126	8,035,231	-	9,618,357
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		321,075	1,781,495	-	2,102,570
Accrual for Pension Plan (2)		1,300,921	-	(525,252)	775,669
Profit Sharing, Bonuses and Personnel Gratuities		268,733	362,303	(263,143)	367,893
Other Temporary Provisions (3)		1,894,287	669,541	-	2,563,828
Total Tax Credits on Temporary Differences		18,340,687	16,602,941	(6,063,566)	28,880,062
Tax Loss Carryforwards (5)		658,417	-	(658,417)	-
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	-	641,213
Balance of Recorded Tax Credits		19,640,317	16,602,941	(6,721,983)	29,521,275
Current		5,708,490			8,563,677
Long-term		13,931,827			20,957,598

					Consolidated
		Acquisition/
	12/31/2014	Merger (4)	Recognition	Realization	09/30/2015
Allowance for Loan Losses	8,029,815	1,758	4,573,900	(1,749,381)	10,856,092
Reserve for Legal and Administrative Proceedings - Civil	786,921	-	239,877	(76,988)	949,810
Reserve for Tax Risks and Legal Obligations	4,974,728	(451)	1,205,529	(3,669,922)	2,509,884
Reserve for Legal and Administrative Proceedings - Labor	731,247	-	443,875	(121,702)	1,053,420
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,583,691	-	8,139,543	(8)	9,723,226
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	359,008	8	1,854,814	(93)	2,213,737
Accrual for Pension Plan (2)	1,310,410	-	-	(530,367)	780,043
Profit Sharing, Bonuses and Personnel Gratuities	288,939	(1,310)	386,030	(279,509)	394,150
Other Temporary Provisions (3)	2,024,410	(939)	824,379	(35,147)	2,812,703
Total Tax Credits on Temporary Differences	20,089,169	(934)	17,667,947	(6,463,117)	31,293,065
Tax Loss Carryforwards (5)	1,227,845	-	49,867	(768,779)	508,933
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	-	655,359
Balance of Recorded Tax Credits	21,972,373	(934)	17,717,814	(7,231,896)	32,457,357
Current	6,324,664				9,445,885
Long-term	15,647,709				23,011,472

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed mainly by administrative provisions nature, collective agreements and escrow deposits.

(4) Acquisition and merger of companies (Note 15).

(5) Provision for loss (Note 3.s).

Banco Santander has tax credits not activated in the amount of R$2,066,368 (12/31/2014 - R$133,482) and in Consolidated in the amount of R$2,144,866 (12/31/2014 - R$272,144).

b) Expected Realization of Recorded Tax Credits

						Bank
						09/30/2015
			Temporary Differences			Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2015		1,249,069	982,312	59,660	-	2,291,041
2016		4,530,379	3,579,510	253,626	-	8,363,515
2017		3,872,112	2,855,104	258,366	34,435	7,020,017
2018		2,894,620	2,194,692	227,800	9,248	5,326,360
2019		1,251,738	909,636	181,748	132,228	2,475,350
2020 to 2022		1,416,179	992,107	173,474	465,302	3,047,062
2023 to 2024		454,281	363,318	15,294	-	832,893
2025 to 2027		104,149	60,888	-	-	165,037
Total		15,772,527	11,937,567	1,169,968	641,213	29,521,275

						Consolidated
						09/30/2015
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2015	1,340,393	1,056,013	61,485	110,285	14,146	2,582,322
2016	4,912,269	3,879,112	260,926	99,112	-	9,151,419
2017	4,442,231	3,284,995	262,509	43,794	34,435	8,067,964
2018	3,129,147	2,356,441	231,845	71,051	9,248	5,797,732
2019	1,294,443	940,218	183,922	50,473	132,228	2,601,284
2020 to 2022	1,451,166	1,016,802	175,109	75,381	465,302	3,183,760
2023 to 2024	463,968	369,411	15,294	8,332	-	857,005
2025 to 2027	104,383	60,983	-	50,505	-	215,871
Total	17,138,000	12,963,975	1,191,090	508,933	655,359	32,457,357

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$24,591,443 (12/31/2014 - R$16,437,121) Bank and R$27,101,460 (12/31/2014 - R$18,377,274) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

				Bank		Consolidated
			09/30/2015	12/31/2014	09/30/2015	12/31/2014
Notes and Credits Receivable (Note 8.a)
Credit Cards			13,101,043	14,052,038	13,129,195	14,052,038
Receivables			13,026,004	14,024,849	15,155,631	16,125,589
Rural Product (CPR)			180,670	152,419	180,670	152,419
Escrow Deposits for
Tax Claims			4,519,462	3,289,830	6,443,888	5,090,548
Labor Claims			1,573,970	1,641,560	1,623,004	1,683,700
Others			917,464	591,083	1,297,163	939,005
Contract Guarantees - Former Controlling Stockholders (Note 23.i)			691,450	692,663	777,872	778,910
Recoverable Taxes			2,699,208	2,026,635	3,606,564	2,993,776
Receivables - Buyer Services			9,913,519	9,375,984	9,913,519	9,375,984
Reimbursable Payments			151,239	148,836	157,956	154,232
Salary Advances/Others			161,848	60,742	206,924	74,317
Debtors for Purchase of Assets (Note 8.a)			55,018	92,778	56,319	94,974
Receivable from Affiliates (Note 26.e)			640,676	630,648	867,447	616,488
Employee Benefit Plan (Note 35)			-	557	-	557
Others			1,901,846	2,233,728	2,384,135	2,639,449
Total			49,533,417	49,014,350	55,800,287	54,771,986
Current			33,548,681	36,043,378	36,500,195	38,698,530
Long-term			15,984,736	12,970,972	19,300,092	16,073,456

13. Non-Current Assets Held for Sale

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15), whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31. On March 23, 2015, Santander Participações S.A. (Santander Participações) sold its entire stake in Santos Energy Participações S.A. (Santos Energia) to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date, Santander Participações sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000 (Note 37.h). On September 30, 2015, the total of non-current assets held for sale is R$233,583 (12/31/2014 - R$397,029) and the values of liabilities directly associated with non-current assets held for sale are R$1,197 (12/31/2014 - R$43,869).

14. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets	114,420,793	66,016,440	4,439,774	3,221,779
Current and Long-term Assets	114,420,766	66,016,413	4,439,163	3,220,756
Cash	674,525	404,764	1,674,791	158,184
Interbank Investments (5)	24,731,400	4,008,957	-	-
Securities and Derivatives Financial Instruments	41,180,256	27,336,122	714,455	60,899
Lending Operations (1)	38,474,524	26,761,027	1,808,099	2,763,744
Foreign Exchange Portfolio	7,294,397	2,840,956	-	-
Others	2,065,664	4,664,587	241,818	237,929
Permanent Assets	27	27	611	1,023
Liabilities	114,420,793	66,016,440	4,439,774	3,221,779
Current and Long-term Liabilities	71,413,370	43,855,433	949,474	705,836
Deposits and Money Market Funding	15,633,026	9,367,993	-	-
Funds from Acceptance and Issuance of Securities	15,593,199	11,756,311	-	-
Borrowings (2)	26,727,358	17,709,059	-	387,244
Foreign Exchange Portfolio	7,354,070	2,684,895	-	-
Others	6,105,717	2,337,175	949,474	318,592
Deferred Income	580	627	21,269	14,271
Stockholders' Equity (3) (4) (5)	43,006,843	22,160,380	3,469,031	2,501,672

Result	2015	2014	2015	2014
Net Income (Loss) for the Period 1 July to 30 September	592,539	356,981	(3,304)	5,763
Net Income for the Period 1 January to 30 September	991,074	691,513	23,443	24,610

(1) Refers mainly to export financing operations.

(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$584,250 through dividends to Banco Santander.

(4) According of the Executive Board of Banco Santander held on September 1, 2014, was approved the allocation of additional resources to the Agency Grand Cayman, in the amount of US$4,000,000, and the capital highlighted the Agency of US$7,114,267 to US$11,114,267 of this amount US$1,000,000 were held on 30 December 2014 and the balance US$3,000,000 were carried out in the 5th, 6th and 7th of January 2015. The allocation of these additional resources was approved by the Bacen on November 3, 2014.

(5) At a meeting of the Executive Board of Banco Santander on August, 31 2015, was approved the repatriation of funds of Grand Cayman Agency to be considered excessive to maintain its activities, in the amount of US$1,000,000, and the capital stock highlighted of the aforementioned Agency from US$11,114,267 to US$10,114,267.

15. Investments in Affiliates and Subsidiaries

					09/30/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
CFI RCI Brasil	Financial	1	1	39.89%	39.89%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações (7)	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (13) (15)	Other Activities	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (11)	Securitization	-	-	100.00%	100.00%
Controlled by CFI RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Leasing	163	81	-	100.00%

					09/30/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Aymoré CFI (8) (10)
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (8)	Other Activities	20,000	-	-	50.00%
Banco Bonsucesso Consignado S.A. (Banco Bonsucesso Consignado) (10)	Bank	210,000	-	-	60.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (Evidence) (4)	Private Pension	8,938,026	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (2) (12)
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) (9)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (12)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (6)	Other Activities	743,944	-	-	19.81%
Subsidiary Companies of Getnet S.A (13) (15)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Izettle do Brasil S.A.	Other Activities	5,300	-	-	50.00%
Controlled by TecBan (6)
Tbnet Comércio Locação e Administração Ltda. (Tbnet)	Other Activities	11,156	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbfort)	Other Activities	7,817	-	-	100.00%
Controlled by Banco Bonsucesso Consignado (10)
BPV Promotoda de Vendas e Cobrança Ltda. (10)	Other Activities	6,950	-	-	100.00%
BSI Informática Ltda. (10)	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted		Investments Value				Equity Accounting Results
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2015	09/30/2015	12/31/2014	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Controlled by Banco Santander
Santander Leasing	5,369,873	85,654	360,395	4,219,326	4,134,503	110,232	326,107	106,102	229,845
Santander Brasil Consórcio	162,912	6,248	15,998	162,912	146,914	6,248	15,998	4,897	15,056
Banco Bandepe	3,153,142	73,753	205,363	3,153,142	2,958,836	73,753	205,363	59,685	163,115
Aymoré CFI	1,771,889	259,102	525,020	1,771,889	1,296,864	259,102	525,020	141,224	266,758
CFI RCI Brasil	1,374,898	62,406	170,571	548,460	505,566	38,178	81,326	24,568	47,786
Santander Securities Services Brasil DTVM S.A. (14)	-	40,813	105,288	-	869,700	40,813	105,288	2,242	5,216
Santander CCVM	446,691	22,714	63,076	446,691	402,277	22,714	63,076	12,403	31,975
Santander Microcrédito	23,046	294	935	23,046	22,111	294	935	77	659
Santander Brasil Advisory	14,566	236	1,140	14,059	12,958	229	1,101	178	525
Santander Participações (7)	1,658,769	(37,619)	(170,029)	1,658,769	1,754,462	(37,619)	(170,029)	18,548	82,952
Getnet S.A. (13) (15)	1,438,324	78,989	217,919	1,128,272	1,149,896	36,558	92,818	24,145	49,860
Sancap	327,141	240	33,608	327,141	313,254	240	33,608	24,930	71,442
Santander Serviços	580,152	31,949	1,193	351,882	345,416	19,377	723	16,403	47,701
Mantiq	7,003	998	2,628	7,003	10,708	998	2,628	774	2,112
Santos Energia (5)	-	-	-	-	-	-	-	(565)	(3,936)
Santander Brasil EFC	3,469,031	(3,304)	23,443	3,469,031	2,501,672	(3,304)	23,443	6,246	24,206
Controlled by CFI RCI Brasil
RCI Brasil Leasing	817,619	24,106	80,178	-	-	-	-	-	-
Controlled by Aymoré CFI (8) (10)
Super (8)	30,960	(969)	(3,124)	-	-	-	-	-	-
Banco Bonsucesso Consignado (10)	614,615	11,079	19,455	-	-	-	-	-	-
Controlled by Sancap
Santander Capitalização	245,675	31,453	75,913	-	-	-	-	-	-
Evidence (4)	143,518	(31,274)	(42,461)	-	-	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	20,206	552	(296)	-	-	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted		Investments Value				Equity Accounting Results
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2015	09/30/2015	12/31/2014	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Controlled by Webmotors S.A. (2) (12)
Virtual Motors (9)	834	506	826	-	-	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	75,539	4,063	5,460	10,300	10,236	553	744	26	638
Norchem Participações	46,221	1,019	2,843	23,110	23,739	510	1,422	287	1,059
EBP (1)	58,712	(418)	(15,454)	6,524	8,241	(46)	(1,717)	(86)	(2,685)
BW Guirapá I S.A. (3)	-	-	-	-	-	-	-	(3,391)	(8,873)
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (12)	251,351	11,040	25,862	-	-	-	-	-	-
TecBan (6)	382,419	3,920	44,486	-	-	-	-	-	-
Controlled by Getnet S.A. (13) (15)
Auttar HUT	9,547	602	1,873	-	-	-	-	-	-
Integry Tecnologia	(47)	(27)	(81)	-	-	-	-	-	-
Toque Fale	1,583	(236)	1,543	-	-	-	-	-	-
Pos Móvil (15)	-	(195)	(3,167)	-	-	-	-	-	-
Izetlle do Brasil S.A.	(5,663)	114	(2,562)	-	-	-	-	-	-
Controlled by TecBan (6)
Tbnet	(5,170)	(4,262)	(9,885)	-	-	-	-	-	-
Controlled by Tebnet
Tbforte	(6,070)	(4,200)	(9,084)	-	-	-	-	-	-
Controlled by Banco Bonsucesso Consignado (10)
BPV Promotoda de Vendas e Cobrança Ltda. (10)	3,438	(2,821)	(5,972)	-	-	-	-	-	-
BSI Informática Ltda. (10)	6,943	2,758	6,108	-	-	-	-	-	-
Affiliate
Norchem Holdings	87,665	1,672	4,897	19,067	19,416	363	1,065	253	956
Others	-	-	-	294	270	336	332	-	-
Total Bank				17,340,918	16,487,039	569,529	1,309,251	438,946	1,026,367
Affiliate
BW Guirapá I S.A. (3)	-	-	-	-	-	-	-	-	(412)
Norchem Holdings	87,665	1,672	4,897	19,067	19,416	363	1,065	253	956
Others	-	-	-	256	256	(140)	4	-	-
Total Consolidated				19,323	19,672	223	1,069	253	544

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) In September 2014, the joint control held on BW Guirapá I S.A. and their wind energy companies by Banco Santander were transferred to Santander Participações and reclassified to non-current assets held for sale, as mentioned in Note 13.

(4) On the Extraordinary Shareholders Meeting (ESM) held on December 5, 2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000. On January 29, 2015, was approved by the Susep, the transfer of Ensuring Benefits Fund Portfolio (FGB) Zurich Santander Brasil Seguros e Previdência S.A. for Evidence Previdência S.A. On February 2, 2015, assets and reserves of that license has been transferred and are now managed by the Evidence.

(5) In September 2014, the investment held on Santos Energia and their wind energy companies by Santander Participações were reclassified to non-current assets held for sale, which were sold in March 2015 as mentioned in Note 13.

(6) In November 2014, Santander Serviços sold 1.16% of its investment in this Company.

(7) At the ESM held on January 7, 2015 was approved the increase of its capital stock amounting to R$149,000; and the capital stock of R$1,551,000 to R$1,700,000 through the issuance of 360,348 new common shares subscribed and paid by Banco Santander in local currency.

(8) Investment acquired on December 12, 2014 (Note 37.b). The ESM of December 15, 2014, was approved the capital reduction of Super in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, the reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(9) Investment acquired on December 10, 2014 (Note 37.h).

(10) Investment Banco Bonsucesso Consignado acquired on February 10,2015 and other Companies acquired indirectly by the acquisition of Banco Bonsucesso Consignado (Note 37.d).

(11)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.

(12) The Idea Produções e Design Ltda - ME and KM Locanet Ltda - ME (Compre Auto) merged into Webmotors S.A. on April 30, 2015 (Note 37.h).

(13) GoPay Comércio e Serviçoes e Tecnologia da Informação Ltda. merged into Getnet S.A. on April 30, 2015 (Note 37.h).

(14) Investment sold in August, 2015 (Note 37.g).

(15) Because the end of its duration term, Pos Movil was dissolved as published note in the Diário Oficial De La Republica de Chile on August, 21, 2015.

16. Fixed Assets

				Bank
			09/30/2015	12/31/2014
	Cost	Depreciation	Net	Net
Real Estate	2,543,115	(571,006)	1,972,109	2,014,388
Land	664,435	-	664,435	665,163
Buildings	1,878,680	(571,006)	1,307,674	1,349,225
Others Fixed Assets	10,117,217	(5,852,875)	4,264,342	4,500,242
Installations, Furniture and Equipment	2,620,304	(1,277,341)	1,342,963	1,346,539
Data Processing Equipment	2,857,322	(2,105,468)	751,854	742,357
Leasehold Improvements	3,385,751	(1,825,849)	1,559,902	1,614,524
Security and Communication Equipment	638,443	(388,444)	249,999	221,338
Others	615,397	(255,773)	359,624	575,484
Total	12,660,332	(6,423,881)	6,236,451	6,514,630

				Consolidated
			09/30/2015	12/31/2014
	Cost	Depreciation	Net	Net
Real Estate	2,649,228	(578,152)	2,071,076	2,102,109
Land	697,725	-	697,725	666,638
Buildings	1,951,503	(578,152)	1,373,351	1,435,471
Others Fixed Assets	11,282,012	(6,619,875)	4,662,137	4,820,711
Installations, Furniture and Equipment	2,786,410	(1,338,920)	1,447,490	1,378,768
Data Processing Equipment	3,139,726	(2,252,812)	886,914	852,903
Leasehold Improvements	3,444,602	(1,857,921)	1,586,681	1,638,656
Security and Communication Equipment	1,222,915	(907,737)	315,178	341,170
Others	688,359	(262,485)	425,874	609,214
Total	13,931,240	(7,198,027)	6,733,213	6,922,820

17. Intangibles

				Bank
			09/30/2015	12/31/2014
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(22,723,873)	3,396,164	5,631,049
Other Intangible Assets	6,532,756	(4,741,116)	1,791,640	3,249,090
Acquisition and Development of Software (2)	4,432,780	(3,267,212)	1,165,568	1,862,728
Exclusivity Contracts for Provision of Banking Services (2)	1,946,313	(1,407,441)	538,872	1,277,166
Others	153,663	(66,463)	87,200	109,196
Total	32,652,793	(27,464,989)	5,187,804	8,880,139

				Consolidated
			09/30/2015	12/31/2014
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,527,443	(22,902,307)	4,625,136	6,867,451
Other Intangible Assets	6,934,274	(4,978,213)	1,956,061	3,397,904
Acquisition and Development of Software (2)	4,816,515	(3,496,534)	1,319,981	2,008,275
Exclusivity Contracts for Provision of Banking Services (2)	1,946,313	(1,407,441)	538,872	1,277,166
Others	171,446	(74,238)	97,208	112,463
Total	34,461,717	(27,880,520)	6,581,197	10,265,355

(1) Includes net amount to R$1,054,273 (12/31/2014 - R$1,054,273) from goodwill determined by Getnet S.A. at the acquisition of all the shares issued by Getnet Technology Capture and Processing Transactions H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) in July 31, 2014 (Note 37.c).

(2) In 2015, in the Bank and Consolidated, includes impairment losses (Note 32).

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2015	12/31/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	18,580,018	-	-	-	18,580,018	16,126,771
Savings Deposits	35,540,168	-	-	-	35,540,168	37,938,936
Interbank Deposits	-	1,793,918	45,266,565	2,295,731	49,356,214	18,848,028
Time Deposits	240,908	25,718,049	14,381,276	48,094,788	88,435,021	86,132,463
Total	54,361,094	27,511,967	59,647,841	50,390,519	191,911,421	159,046,198
Current					141,520,902	107,640,787
Long-term					50,390,519	51,405,411

						Consolidated
					09/30/2015	12/31/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	18,521,289	-	-	-	18,521,289	16,049,202
Savings Deposits	35,540,168	-	-	-	35,540,168	37,938,936
Interbank Deposits	-	813,048	1,992,209	596,567	3,401,824	3,776,431
Time Deposits	240,908	25,718,049	14,240,018	47,922,248	88,121,223	85,867,398
Total	54,302,365	26,531,097	16,232,227	48,518,815	145,584,504	143,631,967
Current					97,065,689	92,206,481
Long-term					48,518,815	51,425,486

b) Money Market Funding

						Bank
					09/30/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		71,426,349	23,548,116	37,845,021	132,819,486	123,498,740
Government Securities		64,301,356	30,777	-	64,332,133	71,764,464
Others		7,124,993	23,517,339	37,845,021	68,487,353	51,734,276
Third Parties		11,605,270	-	-	11,605,270	11,851,434
Linked to Trading Portfolio Operations		-	1,192,828	15,050,367	16,243,195	11,196,524
Total		83,031,619	24,740,944	52,895,388	160,667,951	146,546,698
Current					107,772,563	105,431,390
Long-term					52,895,388	41,115,308

						Consolidated
					09/30/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		54,973,260	18,935,629	37,000,213	110,909,102	87,304,790
Government Securities		47,868,504	30,777	-	47,899,281	37,602,913
Debt Securities in Issue		6,831,572	13,505,831	35,026,188	55,363,591	44,761,446
Others		273,184	5,399,021	1,974,025	7,646,230	4,940,431
Third Parties		11,605,270	-	-	11,605,270	11,851,434
Linked to Trading Portfolio Operations		-	1,192,828	15,050,367	16,243,195	11,196,524
Total		66,578,530	20,128,457	52,050,580	138,757,567	110,352,748
Current					86,706,987	69,587,062
Long-term					52,050,580	40,765,686

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	11,420,318	23,483,317	43,606,053	78,509,688	58,570,548
Real Estate Credit Notes - LCI (1)	7,436,994	14,953,548	876,010	23,266,552	22,669,332
Agribusiness Credit Notes - LCA (2)	1,117,235	1,460,349	-	2,577,584	1,902,783
Treasury Bills (3)	2,866,089	7,069,420	42,730,043	52,665,552	33,998,433
Securities Issued Abroad	2,606,910	7,828,308	5,342,659	15,777,877	11,795,624
Eurobonds	2,606,910	7,828,308	5,342,659	15,777,877	11,795,624
Funding by Structured Operations Certificates	98,942	558,046	24,863	681,851	264,101
Total	14,126,170	31,869,671	48,973,575	94,969,416	70,630,273
Current				45,995,841	44,771,208
Long-term				48,973,575	25,859,065

					Consolidated
				09/30/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	49,985	443,190	463,615	956,790	998,861
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	11,785,925	24,522,231	45,477,719	81,785,875	61,892,983
Real Estate Credit Notes - LCI (1)	7,436,994	14,954,461	876,357	23,267,812	22,671,073
Agribusiness Credit Notes - LCA (2)	1,117,235	1,460,349	-	2,577,584	1,902,783
Treasury Bills (3)	3,231,696	8,107,421	44,601,362	55,940,479	37,319,127
Securities Issued Abroad	2,606,910	7,828,308	5,342,659	15,777,877	11,795,624
Eurobonds	2,606,910	7,828,308	5,342,659	15,777,877	11,795,624
Funding by Structured Operations Certificates	98,942	558,046	24,863	681,851	264,101
Total	14,541,762	33,351,775	51,308,856	99,202,393	74,951,569
Current				47,893,537	46,317,189
Long-term				51,308,856	28,634,380

(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On September 30, 2015, has maturities between 2015 to 2020 (12/31/2014 - maturities between 2015 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 90.0% to 98.0% of CDI. On September 30, 2015, has maturities between 2015 to 2016 (12/31/2014 - maturities between 2015 to 2016).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2015, has maturities between 2015 to 2025 (12/31/2014 - maturities between 2015 to 2025).

					Bank/Consolidated
					09/30/2015	12/31/2014
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	5,064,889	3,575,617
Eurobonds	January and June-11	January-16	US$	4.3%	3,317,928	2,256,237
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,232,379	1,258,363
Eurobonds (2)	April-12	April-16	CHF	3.3%	622,160	412,596
Eurobonds (2)	April-12	April-16	CLP	4.6%	135,839	101,264
Eurobonds (2)	September-14	September-16	JPY	1.8%	36,457	24,480
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	-	892,090
Eurobonds (2)	June-13	June-15	CHF	1.1%	-	339,686
Eurobonds	April and November-10	April-15	US$	4.5%	-	2,173,398
Eurobonds (2)	March-13	March-15	CHF	1.7%	-	187,974
Eurobonds	April-15	October-15	US$	1.1%	801,423	-
Eurobonds	May-15	November-15	US$	1.1%	687,003	-
Eurobonds	May-15	December-15	US$	1.1%	205,293	-
Eurobonds	June-15	December-15	US$	1.1%	602,102	-
Eurobonds	June-15	January-16	US$	1.1%	852,433	-
Eurobonds	August-15	February-16	US$	1.2%	517,575	-
Eurobonds	August-15	February-16	US$	1.1%	295,641	-
Others					1,406,755	573,919
Total					15,777,877	11,795,624

(1) The transaction was settled early in the first quarter of 2015.

(2) Includes R$1,990,378 (12/31/2014 - R$1,960,197) in cash flow hedge operations, being R$1,232,379 (12/31/2014 - R$1,258,363) indexed in Real, R$622,160 (12/31/2014 - R$600,570) indexed on foreign currency - Swiss Franc and R$135,839 (12/31/2014 - R$101,264) in Chilean Peso (Note 6.b.V.b); and R$36,457 (12/31/2014 - R$364,166) for market risk hedge operations, being R$36,457 (12/31/2014 - R$24,480) indexed to foreing currency - YEN and December 31, 2014 amount of R$339,686 indexed to foreign currency - Swiss Franc (Note 6.b.V.a).

d) Money Market Funding Expenses

					Bank
		07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2015	09/30/2015	09/30/2014	09/30/2014
Time Deposits (1)		7,989,446	13,803,239	3,377,892	6,461,962
Savings Deposits		724,756	2,050,784	620,880	1,751,325
Interbank Deposits		1,261,505	2,493,189	464,154	1,845,535
Money Market Funding		4,883,716	13,760,444	4,096,291	10,206,400
Others (2)		3,058,161	8,389,793	2,524,714	5,411,709
Total		17,917,584	40,497,449	11,083,931	25,676,931

					Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2015	09/30/2015	09/30/2014	09/30/2014
Time Deposits (1)		7,981,347	13,782,069	3,370,665	6,437,451
Savings Deposits		724,756	2,050,784	620,880	1,751,325
Interbank Deposits		107,108	288,163	102,486	297,428
Money Market Funding		4,179,190	11,168,866	3,139,122	8,345,976
Provisions and Capitalization Adjustment and Interest		33,003	91,081	28,912	82,774
Others (2)		3,212,622	8,818,259	2,637,619	5,738,611
Total		16,238,026	36,199,222	9,899,684	22,653,565

(1) In the Bank and Consolidated, in the quarter ended September 30, 2015, includes the record of interest in the amount of R$80.662 (2014 - R$118,053) and accumulated in the period the value to R$373,072 (2014 - R$313,670) related to the issuance of the Debt Instrument Eligible Tier I and II Capital (Note 21).

(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				09/30/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	2,963	4,193	-	7,156	27,090
Foreign Borrowings	11,142,717	23,240,870	4,907,842	39,291,429	24,205,319
Import and Export Financing Lines	10,403,117	23,240,870	4,907,842	38,551,829	23,403,386
Other Credit Lines	739,600	-	-	739,600	801,933
Domestic Onlendings	1,150,926	3,658,087	9,958,257	14,767,270	15,613,513
Total	12,296,606	26,903,150	14,866,099	54,065,855	39,845,922
Current				39,199,756	27,922,582
Long-term				14,866,099	11,923,340

					Consolidated
				09/30/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	2,963	89,136	-	92,099	123,274
Foreign Borrowings	11,142,717	23,241,092	4,907,842	39,291,651	24,320,556
Import and Export Financing Lines	10,403,117	23,241,092	4,907,842	38,552,051	23,518,624
Other Credit Lines	739,600	-	-	739,600	801,932
Domestic Onlendings	1,150,926	3,658,087	9,958,257	14,767,270	15,613,513
Total	12,296,606	26,988,315	14,866,099	54,151,020	40,057,343
Current				39,284,921	28,134,003
Long-term				14,866,099	11,923,340

Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (12/31/2014 - through 2018) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.3% p.a. to 9.8% p.a. (12/31/2014 - 0.6% p.a. to 9.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Provision for Tax Risks and Legal Obligations (Note 23.b)	4,625,627	11,383,052	7,646,580	14,205,897
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)	686,134	687,057	772,556	773,304
Deferred Tax Liabilities	1,081,909	1,190,304	1,652,753	1,802,416
Provision for Taxes and Contributions on Income	-	-	189,349	39,246
Taxes Payable	330,654	429,719	434,253	610,352
Total	6,724,324	13,690,132	10,695,491	17,431,215
Current	1,076,828	1,072,012	1,649,324	1,591,511
Long-term	5,647,496	12,618,120	9,046,167	15,839,704

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2014	Recognition	Realization	09/30/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)	900,251	100,258	-	1,000,509
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	263,742	-	(208,791)	54,951
Excess Depreciation of Leased Assets	7,864	-	(585)	7,279
Others	18,447	723	-	19,170
Total	1,190,304	100,981	(209,376)	1,081,909

				Consolidated
	12/31/2014	Recognition	Realization	09/30/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)	925,433	137,265	(999)	1,061,699
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	267,350	2,677	(208,878)	61,149
Excess Depreciation of Leased Assets	588,035	-	(83,232)	504,803
Others	21,598	6,747	(3,243)	25,102
Total	1,802,416	146,689	(296,352)	1,652,753

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

						Bank
						09/30/2015
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2015			67,418	53,282	12,510	133,210
2016			266,990	211,019	50,039	528,048
2017			196,243	154,556	37,808	388,607
2018			7,529	4,168	1,114	12,811
2019			5,709	4,168	1,114	10,991
2020 to 2022			4,282	3,125	835	8,242
Total			548,171	430,318	103,420	1,081,909

						Consolidated
						09/30/2015
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2015			169,067	56,493	13,259	238,819
2016			377,568	223,864	53,036	654,468
2017			271,142	164,334	40,057	475,533
2018			70,796	4,685	1,119	76,600
2019			68,585	4,503	1,119	74,207
2020 to 2022			128,909	3,378	839	133,126
Total			1,086,067	457,257	109,429	1,652,753

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					09/30/2015	12/31/2014
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1.500	105.0% CDI	4,053,186	3,683,128
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	2,189,818	1,990,794
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,188,722	1,080,684
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$ 283	CDI (2)	81,874	114,050
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$ 268	IPCA (3)	304,548	425,420
Total					7,818,148	7,294,076
Current					5,233,878	199,123
Long Term					2,584,270	7,094,953

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 24.f), are as follows:

					Bank/Consolidated
					09/30/2015	12/31/2014
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Deadline (Perpetual)	R$ 3.000	7.375%	5,029,915	3,363,697
Tier II (2)	January - 14	January - 24	R$ 3.000	6.000%	5,016,327	3,412,949
Total					10,046,242	6,776,646
Current					132,168	148,298
Long-term					9,914,074	6,628,348

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			09/30/2015	12/31/2014	09/30/2015	12/31/2014
Provision Technical for Capitalization Operations			-	-	1,571,449	1,651,770
Payables for Credit Cards			18,286,380	19,350,521	18,286,384	19,350,528
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			4,367,151	3,526,994	4,609,803	3,761,447
Employee Benefit Plans (Note 35)			2,491,169	3,845,722	2,500,305	3,869,728
Payables for Acquisition of Assets and Rights (1)			36,459	489,860	36,459	489,860
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			5,316	5,606	5,316	5,606
Accrued Liabilities
Personnel Expenses			1,675,828	1,370,962	1,827,014	1,471,725
Administrative Expenses			332,199	369,528	391,819	461,847
Others Payments			127,139	119,419	217,846	195,785
Creditors for Unreleased Funds			548,793	1,072,345	548,793	1,072,345
Provision of Payment Services			256,852	295,015	256,852	295,015
Suppliers			213,831	204,110	705,902	671,311
Others			3,932,843	2,248,474	6,288,221	3,121,842
Total			32,273,960	32,898,556	37,246,163	36,418,809
Current			28,412,275	27,093,845	32,688,011	30,088,854
Long-term			3,861,685	5,804,711	4,558,152	6,329,955

(1) Refers basically, to export notes loans operations in the amount of R$15,488 (12/31/2014 - R$469,731).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

Bank and Consolidated, on September 30, 2015 and December 31, 2014, no contingent assets were accounted (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			09/30/2015	12/31/2014	09/30/2015	12/31/2014
Reserve for Tax Contingencies and Legal Obligations (Note 19)			4,625,627	11,383,052	7,646,580	14,205,897
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			4,367,151	3,526,994	4,609,803	3,761,447
Labor			2,576,530	1,914,476	2,656,284	1,984,590
Civil			1,790,621	1,612,518	1,953,519	1,776,857
Total			8,992,778	14,910,046	12,256,383	17,967,344

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			09/30/2015			09/30/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,383,052	1,914,476	1,612,518	9,377,201	1,869,394	1,501,962
Recognition Net of Reversal (1) (2)	(7,006,339)	1,189,032	541,921	1,341,692	640,014	441,604
Inflation Adjustment	285,524	195,057	119,105	721,809	166,172	103,859
Write-offs Due to Payment (2)	(6,987)	(796,451)	(482,923)	(443,371)	(702,886)	(469,984)
Others	(29,623)	74,416	-	-	-	-
Balance at End	4,625,627	2,576,530	1,790,621	10,997,331	1,972,694	1,577,441
Escrow Deposits - Other Receivables	1,579,107	318,620	324,646	965,288	358,126	122,127
Escrow Deposits - Securities	45,681	9,395	6,871	-	17,512	3,402
Total Escrow Deposits	1,624,788	328,015	331,517	965,288	375,638	125,529

						Consolidated
			01/01 to			01/01 to
			09/30/2015			09/30/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	14,205,897	1,984,590	1,776,857	11,957,132	1,939,796	1,655,716
Recognition Net of Reversal (1) (2)	(6,833,397)	1,220,755	636,618	1,478,681	671,640	539,732
Inflation Adjustment	461,873	203,203	133,415	850,638	172,634	114,867
Write-offs Due to Payment (2)	(144,231)	(827,948)	(593,372)	(530,573)	(741,049)	(569,247)
Acquisitions/Merger/Reclassification of Societary Equity (Note 15)	(13,939)	468	1	-	975	3,158
Others	(29,623)	75,216	-	-	-	-
Balance at End	7,646,580	2,656,284	1,953,519	13,755,878	2,043,996	1,744,226
Escrow Deposits - Other Receivables	3,237,459	322,090	328,627	2,122,902	363,271	127,543
Escrow Deposits - Securities	46,946	9,395	6,890	347	17,512	3,402
Total Escrow Deposits	3,284,405	331,485	335,517	2,123,249	380,783	130,945

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2015, for tax contingencies, including the effects of the reversal of the provision for Cofins and in 2014, including payment for joining the program established by Law 12,996/2014 (Note 23.e).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawswits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12,996/2014.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with prelimirary decision that suspended payments related to the IRPJ and CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Tax and social security claims included in the program paid in 2014 produced accounting effects at the time of joining such program through financial settlement at the amount of R$404,570 Bank and R$412,602 Consolidated, whose balance effect after recorded deferred tax assets was zero in net income for the Bank and Consolidated.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,495,836 Bank and R$2,959,856 Consolidated (12/31/2014 - R$9,104,088 Bank and R$10,501,868 Consolidated): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On Agust 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. Based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

Increase in CSLL Tax Rate - R$610,362 Bank and R$1,633,497 Consolidated (12/31/2014 - R$573,531 Bank and R$1,465,793 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$0 Bank and R$51,778 Consolidated (12/31/2014 - R$3,686 Bank and R$54,111 Consolidated): Banco Santander and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$807,679 Bank and R$835,205 Consolidated (12/31/2014 - R$697,544 Bank and R$722,639 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$493,293 Bank and R$512,445 Consolidated (12/31/2014 - R$423,768 Bank and R$442,583 Consolidated): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$649,764 Bank and Consolidated (12/31/2014 - R$0 Bank and Consolidated): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , BanK and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges totalized R$1,283 millions. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter, including the new and newer Minister (Luiz Edson Fachin) and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax, and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$13,880 million, main processes being:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of September 30, 2015 the amount related to this challenge is approximately R$706 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2015 the amounts related to these proceedings totaled approximately R$2,644 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of September, 30, 2015 the amount related to this proceeding is approximately R$258 million.

Goodwill Amortization of Banco Real - The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On September 30, 2015, the figure was R$1,141 million.

Goodwill Amortization of Banco Sudameris - The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On September 30, 2015, the figure was R$502 million.

The labor claims with classification of possible loss totaled R$131 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$759 million.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$686,134, R$2,131 and R$3,185 (12/31/2014 - R$687,057, R$2,520 and R$3,086) Bank and R$772,556, R$2,131 and R$3,185 (12/31/2014 - R$773,304, R$2,520 and R$3,086) Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling Banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital Stock

According to the by-laws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of amendment to the by-laws, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (Nine Billion, Ninety Million, Nine Hundred and Nine Thousand and Ninety) shares, within the legal limits established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital stock, fully subscribed and paid, is divided into book-entry registered shares, with no par value.

					Shares in Thousands
			09/30/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	69,178	94,110	163,288	127,192	153,105	280,297
Foreign Residents	3,800,671	3,636,881	7,437,552	3,742,658	3,577,885	7,320,543
Total	3,869,849	3,730,991	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury Shares	(34,156)	(34,156)	(68,312)	(29,612)	(29,612)	(59,224)
Total Outstanding	3,835,693	3,696,835	7,532,528	3,840,238	3,701,378	7,541,616

b) Dividends and Interest on Capital

In accordance with the Bank’s by-laws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Before the Annual Shareholders Meeting, the Board of Directors may decide on the declaration and payment of dividends out on earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

				09/30/2015
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Intercalary Dividends (1) (3)	150,000	18.9474	20.8421	39.7895
Intermediate Dividends (2) (4)	3,050,000	385.8116	424.3927	810.2043
Total	3,200,000

(1) Established by the Board of Directors in March 2015.

(2) Established by the Board of Directors in September 2015.

(3) The amount of the intercalary dividends will be fully attributed to mandatory dividends for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(4) The amount of the intermediate dividends will be fully attributed to mandatory dividends for the year 2015 and were paid from October 5, 2015, without any compensation to the restatement.

				09/30/2014
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Intermediate Dividends (1) (4)	99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (4)	120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (4)	400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (5)	220,000	27.7738	30.5512	58.3250
Total	840,000

(1) Established by the Board of Directors in March 2014.

(2) Established by the Board of Directors in June 2014.

(3) Established by the Board of Directors in September 2014.

(4) The amount of interim and intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from August 28, 2014, without any compensation to the restatement.

(5) The amount of intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from February 26, 2014, without any compensation to the restatement.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2015, 8,886,200 Units were acquired, 4,399,515 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on September 30, 2015, amounting to 21,017,862 Units (12/31/2014 - 16,531,177 Units) equivalent to R$298,822 (12/31/2014 - R$230,420). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 and R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$322,624 (12/31/2014 - R$215,036). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$5.52 and US$10.21. The market value of these shares on September 30, 2015 was R$16.61 per Unit and US$3.15 per ADR. In the period ended September 30, 2015, due to the Optimization Plan PR, were registered amount of R$83 (31/12/2014 - R$45), totaling R$621,529 (12/31/2014 - R$445,501) of treasury shares.

Additionally, in the period ended September 30, 2015, treasury shares were traded, that resulted in a loss of R$3,918 (2014 - R$5,360) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$3,399 (12/31/2014 - R$4,545). In the third quarter of 2015, were realized results in the amounting of R$8,729 (2014 - R$367) and accumulated in the period of R$6,948 (2014 - R$4,962), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Share and Reverse Share Split (Inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established CMN Resolution 4,193/2013 the minimum Regulatory Capital requirements remains at 11% until December 2015, the Tier I requirement is 6% and Common Equity Tier I is 4.5%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013, starting up a new period of comparison.

Index is calculated on a consolidated basis, as shown below:

			09/30/2015 (1)	12/31/2014 (2)
Tier I Regulatory Capital			55,960,455	58,592,358
Principal Capital			50,930,541	55,228,661
Supplementary Capital			5,029,914	3,363,697
Tier II Regulatory Capital			5,612,072	4,970,999
Regulatory Capital (Tier I and II)			61,572,527	63,563,357
Required Regulatory Capital			42,793,284	40,010,083
Portion of Credit Risk (3)			36,978,963	35,527,889
Market Risk Portions (4)			3,939,993	2,807,798
Operational Risk Portion			1,874,328	1,674,396
Basel I Ratio			14.4	16.1
Basel Principal Capital			13.1	15.2
Basel			15.8	17.5

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.

(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Bacen Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on January 29, 2015 approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2015 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal were approved by the extraordinary stockholders' meeting (ESM) held on April 30, 2015.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Fixed Compensation	14,207	43,203	14,566	38,038
Variable Compensation	26,937	79,228	14,730	71,830
Others	4,037	12,304	3,835	11,089
Total Short-Term Benefits	45,181	134,735	33,131	120,957
Shares Based Payments	3,471	18,242	7,631	22,892
Total Long-Term Benefits	3,471	18,242	7,631	22,892
Total (1)	48,652	152,977	40,762	143,849

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the third quarter of 2015, charges were collected on management compensation in the amount of R$7,440 (2014 - R$8,240) and accumulated in the period the value of R$20,776 (2014 - R$22,427).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

					Shares in Thousands
	09/30/2015
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,389	0.1%	3,411	0.1%	6,800	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	185,271	4.7%	213,055	5.7%	398,326	5.2%
Total Outstanding	3,835,693	99.1%	3,696,835	99.1%	7,532,528	99.1%
Treasury Shares	34,156	0.9%	34,156	0.9%	68,312	0.9%
Total	3,869,849	100.0%	3,730,991	100.0%	7,600,840	100.0%
Free Float (2)	396,472	10.2%	424,278	11.4%	820,750	10.8%

					Shares in Thousands
	12/31/2014
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
GES (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	2,216	0.1%	2,239	0.1%	4,455	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	190,989	5.2%	218,770	6.2%	409,759	5.7%
Total Outstanding	3,840,238	99.3%	3,701,378	99.3%	7,541,616	99.3%
Treasury Shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	401,017	10.4%	428,821	11.5%	829,838	10.9%

(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and Others.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

					Bank
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2015	12/31/2014	09/30/2014	09/30/2014
Cash	191,045	-	-	253,340	-	-
Banco Santander Espanha (2)	185,879	-	-	250,553	-	-
Banco Santander (México), S.A. (4)	69	-	-	-	-	-
Banco Santander Totta, S.A. (4)	5,006	-	-	2,787	-	-
Others	91	-	-	-	-	-
Interbank Investments	56,812,908	948,381	2,560,003	39,914,916	761,383	2,151,208
Aymoré CFI (3)	26,782,966	813,098	2,265,889	27,176,767	730,731	2,062,947
Banco Santander Espanha (1) (2)	26,113,872	10,646	21,192	10,503,679	(269)	8,532
CFI RCI Brasil (5)	1,085,420	40,799	125,057	1,847,224	30,921	79,729
Santander Brasil EFC (3)	-	-	-	387,246	-	-
Banco Bonsucesso Consignado (1) (3)	2,830,650	83,838	147,865	-	-	-
Securities	63,111,341	1,990,419	4,977,309	48,932,843	1,254,127	3,261,233
Santander Leasing (3)	63,111,341	1,990,419	4,977,309	48,932,843	1,254,127	3,261,233
Derivatives Financial Instruments - Net	(1,615,051)	(657,362)	(733,459)	(194,667)	233,202	137,638
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	-	273,814	352,597	291,965	218,178	99,283
Banco Bandepe (3)	-	-	63	144,592	64	(47)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(1,095,307)	(265,447)	(449,273)	(468,246)	23,661	10,440
Abbey National Treasury Services Plc (Abbey NationalTreasury) (4)	(170,173)	(55,670)	(98,235)	(871)	(14,088)	42,609
Banco Santander Espanha (2)	(394,112)	(475,418)	(524,336)	(344,504)	(55,099)	(14,747)
Santander FI Amazonas (3)	(12,733)	1,000	2,000	(7,906)	1,184	(2,655)
Santander Paraty (3)	11,610	(83)	(83)	(22,911)	-	-
Santander FI Diamantina (3)	45,664	(135,558)	(16,192)	213,214	59,298	2,736
Santander Leasing (3)	-	-	-	-	4	19
Credit Operations	957	290	1,007	6,440	(816)	-
Cibrasec (5)	957	290	1,007	6,440	(816)	-
Dividends and Bonuses Receivables	313,505	56,099	326,463	181,528	-	87,052
Banco Bandepe (3)	-	-	-	-	-	35,700
Aymoré CFI (3)	42,500	-	50,000	23,529	-	-
Santander Leasing (3)	170,309	-	200,364	-	-	48,252
Santander Securities Services Brasil DTVM S.A. (3)	-	34,000	34,000	179	-	-
CFI RCI Brasil (5)	18,785	22,099	22,099	19,158	-	-
Santander Participações (3)	-	-	-	795	-	-
Sancap (3)	64,911	-	-	64,911	-	-
Santander Serviços (3)	-	-	-	72,784	-	-
Santander CCVM (3)	17,000	-	20,000	-	-	3,100
Others	-	-	-	172	-	-

Trading Account	848,354	467	984	-	5,147	5,463
Santander Benelux (4)	-	-	-	-	1	2
Abbey National Treasury (4)	153,851	25	48	-	1	5
Banco Santander Espanha (2)	694,503	442	936	-	5,145	5,456
Foreign Exchange Portfolio - Net	273,410	35,580	(386,644)	570,170	178,953	198,928
Banco Santander Espanha (2)	273,410	30,935	(405,432)	480,179	147,658	185,113
Santander Benelux (4)	-	4,645	18,788	89,991	31,295	13,815
Receivables from Affiliates	640,676	549,367	1,758,798	630,648	495,521	1,590,128
Zurich Santander Brasil Seguros e Previdência S.A. (6)	623,138	203,070	1,052,064	613,211	170,265	931,994
Zurich Santander Brasil Seguros S.A. (6)	-	150,958	150,958	-	144,034	144,034
Santander Capitalização S.A. (3)	17,368	50,827	139,560	16,901	47,366	140,154
Aymoré CFI (3)	-	111,725	316,426	-	97,227	274,703
Santander CCVM (3)	-	21,462	59,474	-	17,778	52,013
Santander Leasing (3)	-	1,539	7,999	-	4,180	18,231
Webmotors S.A. (7)	-	99	272	-	166	601
Santander Brasil Asset (6)	-	(1,244)	1,243	-	-	-
Santander Serviços (3)	-	4,761	10,329	-	6,503	6,503
Santander Microcrédito (3)	-	1,588	5,125	-	1,859	6,360
Santander Brasil Consórcio (3)	-	688	4,909	-	2,821	7,344
Santander Participações (3)	-	1,450	3,535	-	839	2,530
Others	170	2,444	6,904	536	2,483	5,661
Non-Operating Result	-	750,550	784,954	-	-	-
Capital Riesgo Global (9)	-	-	34,404	-	-	-
Santander Securities Services Brasil Participações S.A. (6) (Note 33)	-	750,550	750,550	-	-	-
Other Receivables - Others	4,805	6,583	19,266	21,924	17,591	41,911
Banco Santander Espanha (2)	4,593	-	-	12,120	-	-
CFI RCI Brasil (5)	-	-	-	-	1,249	3,267
Santander Capitalização S.A. (3)	-	934	2,766	-	921	2,596
Santander Paraty (3)	-	-	1,792	9,587	11,227	30,249
Aymoré CFI (3)	-	-	-	-	440	1,510
Banco Santander International (4)	-	3,446	8,804	-	-	-
Santander Securities Services Brasil DTVM S.A. (3)	-	587	1,760	-	-	-
Others	212	1,616	4,144	217	3,754	4,289

Deposits	(47,679,190)	(1,209,112)	(2,372,083)	(17,688,494)	(457,311)	(1,854,740)
Santander Leasing (3)	(42,967,774)	(1,040,690)	(1,965,257)	(14,547,203)	(358,739)	(1,559,550)
Banco Santander Espanha (2)	(9,284)	-	-	(10,689)	-	-
Aymoré CFI (3)	(2,621,076)	(96,086)	(213,490)	(1,329,352)	(51,977)	(148,354)
Banco Bandepe (3)	(1,278,382)	(42,383)	(109,298)	(601,497)	(15,580)	(47,401)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(52,836)	-	-	(34,162)	-	-
Zurich Santander Brasil Seguros S.A. (6)	(4,595)	-	-	(2,152)	-	-
Santander Brasil Gestão de Recursos Ltda. (6)	(2,036)	(73)	(2,115)	(58,570)	(2,485)	(6,862)
Sancap (3)	(2,304)	(76)	(214)	(2,619)	(2,668)	(8,192)
Santander Brasil Asset (6)	(12,988)	(677)	(1,680)	(16,742)	(3,499)	(10,597)
Webmotors S.A. (7)	(172,919)	(5,700)	(16,041)	(139,704)	(3,717)	(10,094)
Fundo de Investimento Santillana (4)	(65,816)	(1,708)	(2,526)	(261,865)	(14,274)	(45,026)
Isban Brasil S.A. (4)	(4,354)	(65)	(549)	(34,889)	(1,495)	(4,386)
Produban Serviços de Informática S.A. (4)	(38,517)	(367)	(580)	(21,091)	(444)	(1,625)
CFI RCI Brasil (5)	(11,869)	-	-	(15,699)	(130)	(4,134)
RCI Brasil Leasing (5)	(3,697)	(51)	(83)	(3,487)	-	-
Santander Microcrédito (3)	(273)	(7)	(227)	(11,246)	-	-
Santander Participações (3)	(103,792)	(3,440)	(6,801)	(6,800)	(221)	(1,508)
Santander Securities Services Brasil DTVM S.A. (3)	(123,628)	(13,892)	(41,780)	(453,798)	(1,031)	(2,781)
Santander Brasil Consórcio (3)	(14,433)	(477)	(2,033)	(44,930)	(1,103)	(2,840)
Santander Paraty (3)	(74,257)	(119)	(418)	(51,829)	651	-
Santander Capitalização S.A. (3)	(8,776)	-	-	(7,686)	-	-
Santander CCVM (3)	(93,993)	(3,236)	(8,376)	(1,321)	-	-
Others	(11,591)	(65)	(615)	(31,163)	(599)	(1,390)
Repurchase Commitments	(22,062,510)	(744,988)	(2,693,400)	(36,280,370)	(959,305)	(1,865,142)
Santander Brasil Advisory (3)	(11,748)	(391)	(1,059)	(11,745)	(312)	(861)
Getnet S.A. (3)	(86,008)	(2,857)	(6,807)	-	(2,392)	(6,825)
Webmotors S.A. (7)	(37,895)	(1,218)	(2,205)	(2,981)	(20)	(188)
Santander Brasil Consórcio (3)	(52,226)	(1,722)	(4,175)	(35,450)	(1,045)	(3,127)
Isban Brasil S.A. (4)	(74,722)	(2,510)	(5,327)	(35,560)	(544)	(896)
Produban Serviços de Informática S.A. (4)	-	(874)	(2,268)	(20,555)	(189)	(424)
Santander FI Amazonas (3)	(172,012)	(9,897)	(15,400)	(24,514)	(2,080)	(5,350)
Santander FI Financial (3)	(8,354,270)	(279,308)	(732,383)	(7,627,279)	(198,618)	(543,902)
Santander Leasing (3)	(12,346,478)	(389,246)	(1,780,125)	(28,296,649)	(746,258)	(1,279,722)
Banco Bandepe (3)	(7,832)	(245)	(865)	(48,780)	(2,636)	(6,730)
Webcasas S.A. (3)	(20,238)	(672)	(1,783)	-	-	-
Santander CCVM (3)	-	(376)	(1,360)	(94,505)	(2,633)	(7,449)
Santander Participações (3)	(724,051)	(24,992)	(46,626)	(37,835)	(1,886)	(2,405)
Santander FI SBAC (3)	(22,679)	(736)	(2,207)	-	(174)	(4,580)
Santander Brasil Gestão de Recursos Ltda. (6)	(24,916)	(5,338)	(10,260)	(31,260)	(87)	(240)
SAM Brasil Participações S.A. (6)	(1,872)	(185)	(185)	(1,880)	(40)	(40)
Santander Securities Services Brasil Participações S.A. (6)	(38,329)	(21,040)	(71,787)	-	-	-
Santander Microcrédito (3)	(10,537)	(424)	(930)	-	(383)	(1,026)
Santander FI Diamantina (3)	(56,060)	(1,865)	(4,624)	(2,460)	(14)	(106)
Super (3)	(14,247)	(941)	(2,411)	(1,420)	-	-
Others	(6,390)	(151)	(613)	(7,497)	6	(1,271)
Borrowings and Onlendings	(154,789)	-	-	(32,857)	(95)	(456)
Banco Santander Espanha (2)	(126,877)	-	-	(25,116)	(93)	(356)
Santander Brasil EFC (3)	-	-	-	-	(2)	(100)
Banco Santander S.A. (Uruguay) (4)	(21,083)	-	-	(7,741)	-	-
Santander Trade Services, Ltd. (4)	(6,829)	-	-	-	-	-

Dividends and Bonuses Payables	(2,716,511)	-	-	(538,691)	-	-
Banco Santander Espanha (2)	(420,228)	-	-	(25,084)	-	-
Sterrebeeck B.V. (2)	(1,433,904)	-	-	(378,736)	-	-
GES (4)	(860,083)	-	-	(134,413)	-	-
SIH (4)	(1,526)	-	-	(403)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	(770)	-	-	(55)	-	-
Payables from Affiliates	(7,411)	(137,366)	(515,679)	(17,758)	(121,910)	(308,928)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	-	(5,797)	(14,080)	-	(3,169)	(3,169)
Isban Brasil S.A. (4)	-	(24,301)	(70,228)	-	(52,664)	(103,162)
Produban Serviços de Informática S.A. (4)	-	(36,251)	(107,905)	(441)	(36,034)	(108,865)
Konecta Brazil Outsourcing Ltda. (4)	-	(46,154)	(67,863)	-	(15,482)	(35,301)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(103)	(7,237)	(14,980)	-	3,187	(6,808)
Santander Microcrédito (3)	(6,254)	(9,276)	(26,968)	(2,888)	(8,633)	(28,312)
Banco Santander Espanha (2)	-	263	-	(7,603)	(80)	(1,188)
Getnet S.A. (3)	(826)	(2,316)	(5,750)	-	(7,754)	(17,817)
Santander Leasing (3)	-	1,447	(187,177)	-	-	-
Santander Securities Services Brasil DTVM S.A. (3)	-	(5,520)	(15,359)	-	-	-
Santander Brasil Asset (6)	-	-	-	(6,719)	-	-
Others	(228)	(2,224)	(5,369)	(107)	(1,281)	(4,306)
Debt Instruments Eligible to Compose Capital	(9,504,958)	(94,565)	(282,646)	(6,405,695)	(100,313)	(268,615)
Banco Santander Espanha (2) (8)	(9,504,958)	(94,565)	(282,646)	(6,405,695)	(100,313)	(268,615)
Donations	-	(500)	(6,500)	-	(8,645)	(16,986)
Fundação Sudameris	-	(500)	(6,500)	-	(6,000)	(12,000)
Fundação Santander	-	-	-	-	(1,145)	(3,434)
Instituto Escola Brasil	-	-	-	-	(1,500)	(1,552)
Other Payables - Others	(52,352)	(313,030)	(852,637)	(1,378)	(211,166)	(542,047)
Banco Santander Espanha (2)	-	(899)	(15,591)	-	(12,735)	(42,353)
Brazil Foreign (3)	-	-	-	-	(13,767)	(35,760)
Isban Brasil S.A. (4)	-	(76,080)	(219,467)	-	(74,013)	(215,567)
TecBan (7)	-	(53,015)	(117,986)	-	(31,550)	(96,521)
Ingeniería (4)	-	(8,985)	(25,644)	-	(13,176)	(30,864)
Produban Serviços de Informática S.A. (4)	-	(14,519)	(42,784)	-	(15,795)	(46,578)
Produban Servicios (4)	-	(332)	(997)	-	(5,317)	(16,141)
Aquanima Brasil Ltda. (4)	-	(5,643)	(16,931)	-	(5,643)	(16,931)
Getnet S.A. (3)	(50,480)	(153,156)	(412,033)	-	(37,898)	(37,898)
Santander Securities Services Brasil DTVM S.A. (3)	(1,872)	-	-	(1,378)	-	-
Others	-	(401)	(1,204)	-	(1,272)	(3,434)

					Consolidated
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2015	12/31/2014	09/30/2014	09/30/2014
Cash	1,865,836	-	-	412,980	-	-
Banco Santander Espanha (2)	1,860,670	-	-	410,193	-	-
Banco Santander (México), S.A. (4)	69	-	-	-	-	-
Banco Santander Totta, S.A. (4)	5,006	-	-	2,787	-	-
Others	91	-	-	-	-	-
Interbank Investments	26,113,872	10,646	21,192	10,503,679	(258)	8,950
Banco Santander Espanha (1) (2)	26,113,872	10,646	21,192	10,503,679	(258)	8,950

Derivatives Financial Instruments - Net	(1,881,237)	(485,578)	(698,545)	(755,618)	143,466	83,414
Santander Benelux (4)	-	273,814	352,597	291,965	218,178	99,283
Fundo de Investimento Santillana (4)	(1,095,307)	(265,447)	(449,273)	(468,246)	23,661	10,440
Abbey National Treasury (4)	(170,173)	(55,670)	(98,235)	(871)	(14,088)	42,609
Banco Santander Espanha (2)	(615,757)	(438,275)	(503,634)	(578,466)	(84,285)	(68,918)
Trading Account	848,354	381,158	84,691	-	(124,461)	(155,002)
Banco Santander Espanha (2)	694,503	381,133	84,643	-	(124,463)	(155,009)
Abbey National Treasury (4)	153,851	25	48	-	1	5
Santander Benelux (4)	-	-	-	-	1	2
Foreign Exchange Portfolio - Net	273,410	35,579	(386,645)	570,170	178,953	198,928
Banco Santander Espanha (2)	273,410	30,934	(405,433)	480,179	147,658	185,113
Santander Benelux (4)	-	4,645	18,788	89,991	31,295	13,815
Receivables from Affiliates	867,447	355,449	1,205,093	616,488	320,519	1,083,581
Zurich Santander Brasil Seguros e Previdência S.A. (6)	634,875	205,400	1,052,064	615,952	177,078	938,807
Zurich Santander Brasil Seguros S.A. (6)	-	150,958	150,958	-	143,194	144,034
Santander Brasil Asset (6)	-	(1,244)	1,243	-	-	-
BW Guirapá I S.A. (3)	232,386	-	-	-	-	-
Isban Brasil S.A. (4)	-	143	429	-	143	429
Others	186	192	399	536	104	311
Non-Operating Result	-	750,550	784,954	-	-	-
Capital Riesgo Global (9)	-	-	34,404	-	-	-
Santander Securities Services Brasil Participações S.A. (6) (Note 33)	-	750,550	750,550	-	-	-
Other Receivables - Others	244,063	43,345	131,551	232,385	84,789	89,637
Banco Santander Espanha (2)	235,881	-	15	217,643	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	8,182	19,421	84,743	14,742	81,352	85,961
Zurich Santander Brasil Seguros S.A. (6)	-	19,050	34,361	-	75	75
Banco Santander International (4)	-	3,446	8,804	-	-	-
Others	-	1,428	3,628	-	3,362	3,601
Deposits	(191,246)	(2,951)	(7,798)	(446,273)	(22,531)	(69,209)
Banco Santander Espanha (2)	(9,284)	-	-	(10,689)	-	-
Zurich Santander Brasil Seguros S.A. (6)	(4,595)	-	-	(2,152)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(52,836)	-	-	(34,162)	-	-
Isban Brasil S.A. (4)	(4,354)	(65)	(549)	(34,889)	(1,495)	(4,386)
Produban Serviços de Informática S.A. (4)	(38,517)	(367)	(580)	(21,091)	(444)	(1,625)
Santander Brasil Gestão de Recursos Ltda. (6)	(2,036)	(73)	(2,115)	(58,570)	(2,485)	(6,862)
Fundo de Investimento Santillana (4)	(65,816)	(1,708)	(2,526)	(261,865)	(14,274)	(45,026)
Santander Brasil Asset (6)	(12,988)	(677)	(1,680)	(16,742)	(3,499)	(10,597)
Others	(820)	(61)	(348)	(6,113)	(334)	(713)

Repurchase Commitments	(140,756)	(29,867)	(89,938)	(96,752)	(854)	(2,871)
Produban Serviços de Informática S.A. (4)	-	(874)	(2,268)	(20,555)	(189)	(424)
Isban Brasil S.A. (4)	(74,722)	(2,510)	(5,327)	(35,560)	(544)	(896)
Santander Brasil Gestão de Recursos Ltda. (6)	(24,916)	(5,338)	(10,260)	(31,260)	(87)	(240)
REB Empreendimentos e Administradora de Bens S.A. (4)	-	-	-	(6,173)	-	(1,223)
SAM Brasil Participações S.A. (6)	(1,872)	(67)	(185)	(1,880)	(15)	(40)
Santander Securities Services Brasil Participações S.A. (6)	(38,329)	(21,040)	(71,787)	-	-	-
Universia Brasil, S.A. (4)	(917)	(38)	(111)	(1,324)	(19)	(48)
Borrowings and Onlendings	(154,789)	-	-	(420,103)	(93)	(356)
Banco Santander Espanha (2)	(126,877)	-	-	(412,362)	(93)	(356)
Santander Trade Services, Ltd. (4)	(6,829)	-	-	-	-	-
Banco Santander S.A. (Uruguay) (4)	(21,083)	-	-	(7,741)	-	-
Dividends and Bonuses Payables	(2,715,741)	-	-	(585,907)	-	-
Sterrebeeck B.V. (2)	(1,433,904)	-	-	(378,736)	-	-
GES (4)	(860,083)	-	-	(134,413)	-	-
Santusa Holding, S.L. (4)	-	-	-	(47,216)	-	-
SIH (4)	(1,526)	-	-	(403)	-	-
Banco Santander Espanha (2)	(420,228)	-	-	(25,084)	-	-
Banco Madesant (4)	-	-	-	(55)	-	-
Payables from Affiliates	(1,555)	(121,081)	(292,153)	(15,006)	(99,929)	(264,207)
Banco Santander Espanha (2)	-	195	(173)	(7,719)	(80)	(1,213)
Produban Servicios (4)	(272)	(6,184)	(14,897)	-	(3,169)	(3,169)
Isban Brasil S.A. (4)	-	(26,299)	(77,432)	-	(48,408)	(103,162)
Produban Serviços de Informática S.A. (4)	-	(33,478)	(108,491)	(441)	(34,937)	(108,865)
Ingeniería (4)	(218)	(7,257)	(15,238)	-	3,187	(6,808)
Konecta Brazil Outsourcing Ltda. (4)	-	(46,154)	(67,863)	-	(15,482)	(35,301)
Santander Brasil Asset (6)	(67)	(549)	(1,448)	(6,811)	(716)	(716)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	(2,329)	(35)	-	-
Others	(998)	(1,355)	(4,282)	-	(324)	(4,973)
Debt Instruments Eligible to Compose Capital	(9,504,958)	(94,565)	(282,646)	(6,405,695)	(100,313)	(268,615)
Banco Santander Espanha (2) (8)	(9,504,958)	(94,565)	(282,646)	(6,405,695)	(100,313)	(268,615)
Donations	-	512	(12,068)	-	(9,085)	(19,436)
Santander Cultural	-	1,812	(2,458)	-	(440)	(2,450)
Fundação Sudameris	-	(500)	(6,500)	-	(6,000)	(12,000)
Fundação Santander	-	(800)	(1,970)	-	(1,145)	(3,434)
Instituto Escola Brasil	-	-	(1,140)	-	(1,500)	(1,552)
Other Payables - Other	(15,488)	(112,033)	(336,518)	(16,236)	(132,104)	(383,972)
Banco Santander Espanha (2)	-	(899)	(15,591)	-	(12,735)	(42,353)
Isban Brasil S.A. (4)	-	(79,841)	(230,369)	-	(77,230)	(224,858)
Produban Serviços de Informática S.A. (4)	-	(14,846)	(43,743)	-	(16,059)	(47,347)
Ingeniería (4)	-	(9,172)	(26,186)	-	(13,587)	(32,005)
Produban Servicios (4)	-	(332)	(997)	-	(5,479)	(16,603)
Aquanima Brasil Ltda. (4)	-	(5,643)	(16,931)	-	(5,643)	(16,931)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(14,460)	(877)	(1,453)	(15,364)	(86)	(400)
Others	(1,028)	(423)	(1,248)	(872)	(1,285)	(3,475)

(1) On September 30, 2015, refers to investments in foreign currency (overnight) with maturity on October 1, 2015 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.
(3) Controlled - Banco Santander.
(4) Controlled - Banco Santander Spain.
(5) Jointly Controlled - Banco Santander.
(6) Associated Company - Banco Santander Spain.
(7) Jointly Controlled - Santander Serviços.
(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014 (Note 24.f).
(9) Indirectly Controlled - Banco Santander Spain.

27. Income from Services Rendered and Banking Fees

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Asset Management	242,511	685,550	252,121	702,920
Checking Account Services	460,667	1,291,213	405,421	1,198,321
Lending Operations and Income from Guarantees Provided	282,835	802,875	256,477	725,449
Lending Operations	148,254	420,685	149,085	421,870
Income Garantees Provided	134,581	382,190	107,392	303,579
Insurance Fees	420,738	1,352,808	390,682	1,231,831
Cards (Debit and Credit) and Acquiring Services	769,484	2,175,768	726,312	2,177,286
Collection	262,872	748,536	226,992	675,851
Brokerage, Custody and Placement of Securities	56,168	253,858	102,145	294,894
Others	42,972	101,579	25,352	57,653
Total	2,538,247	7,412,187	2,385,502	7,064,205

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Asset Management	269,637	780,895	264,703	741,826
Checking Account Services	530,118	1,496,429	464,836	1,376,775
Lending Operations and Income from Guarantees Provided	338,029	1,019,119	319,251	904,760
Lending Operations	203,447	638,720	223,086	631,430
Income Garantees Provided	134,582	380,399	96,165	273,330
Insurance Fees	431,685	1,399,808	407,303	1,256,786
Cards (Debit and Credit) and Acquiring Services	865,686	2,479,816	827,100	2,474,910
Collection	262,872	748,536	226,992	675,851
Brokerage, Custody and Placement of Securities	97,255	383,185	141,822	397,663
Others	123,613	349,305	113,083	252,385
Total	2,918,895	8,657,093	2,765,090	8,080,956

28. Personnel Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Compensation	943,783	2,587,188	863,863	2,502,310
Charges	347,508	1,020,995	306,472	904,085
Benefits	299,926	889,423	287,507	831,564
Training	22,039	61,721	21,880	50,247
Others	11,148	30,249	7,606	20,081
Total	1,624,404	4,589,576	1,487,328	4,308,287

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Compensation	1,049,584	2,895,489	936,750	2,675,557
Charges	381,290	1,121,208	330,527	964,100
Benefits	327,016	968,547	308,623	887,090
Training	24,185	68,212	23,478	54,357
Others	11,309	30,676	7,728	20,437
Total	1,793,384	5,084,132	1,607,106	4,601,541

29. Other Administrative Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Depreciation and Amortization (1)	753,523	3,585,196	1,380,615	4,059,626
Outsourced and Specialized Services	436,370	1,350,702	614,260	1,637,374
Communications	116,115	350,784	129,771	400,303
Data Processing	340,240	990,882	323,170	974,120
Advertising, Promotions and Publicity	101,619	217,726	102,392	242,901
Rentals	167,487	508,183	171,761	521,608
Transportation and Travel	43,673	123,510	37,857	118,116
Financial System Services	43,649	127,986	80,964	250,444
Security and Money Transport	163,601	453,718	138,698	427,102
Asset Maintenance and Upkeep	51,002	151,228	51,252	142,410
Water, Electricity and Gas	49,399	152,511	36,476	119,764
Materials	16,934	54,266	20,184	58,322
Others	65,814	195,050	62,513	187,905
Total	2,349,426	8,261,742	3,149,913	9,139,995

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Depreciation and Amortization (1)	838,983	3,838,221	1,434,605	4,139,128
Outsourced and Specialized Services	521,124	1,576,724	679,838	1,832,743
Communications	127,674	382,490	137,355	420,690
Data Processing	365,963	1,051,743	329,366	988,805
Advertising, Promotions and Publicity	118,241	261,548	116,575	279,612
Rentals	178,707	541,911	180,868	545,413
Transportation and Travel	56,755	157,840	47,378	144,395
Financial System Services	67,956	181,284	92,971	284,494
Security and Money Transport	174,979	486,574	148,623	455,182
Asset Maintenance and Upkeep	57,003	171,446	56,154	155,978
Water, Electricity and Gas	50,775	156,117	37,011	120,679
Materials	18,110	57,640	20,948	59,749
Others	99,388	291,603	84,708	216,697
Total	2,675,658	9,155,141	3,366,400	9,643,565

(1) In the third quarter includes goodwill amortization of R$438,944 (2014 - R$909,247) Bank and R$441,770 (2014 - R$926,988) Consolidated and accumulated in the period R$2,334,924 (2014 - R$2,727,739) Bank and R$2,341,736 (2014 - R$2,745,480) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Cofins (Contribution for Social Security Financing) (1)	(390,828)	5,910	227,083	996,158
ISS (Tax on Services)	90,994	268,109	86,105	258,286
PIS/Pasep (Tax on Revenue) (1)	(63,510)	960	37,121	162,161
Others (2)	103,980	296,020	332,240	703,452
Total	(259,364)	570,999	682,549	2,120,057

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Cofins (Contribution for Social Security Financing) (1)	(309,730)	236,527	255,335	1,155,867
ISS (Tax on Services)	109,080	322,146	104,139	305,877
PIS/Pasep (Tax on Revenue) (1)	(42,708)	61,345	45,545	191,814
Others (2)	141,913	401,395	353,926	777,863
Total	(101,445)	1,021,413	758,945	2,431,421

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.
(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Tax (1) (Note 23.c)	(114,386)	6,972,719	-	-
Monetary Adjustment of Escrow Deposits	130,416	355,616	76,914	233,506
Recoverable Taxes (2)	409,295	499,716	113,015	214,807
Recovery of Charges and Expenses	267,701	866,751	251,760	629,110
Monetary Variation	218,688	684,848	167,351	433,058
Others (2)	(18,683)	94,482	195,020	514,410
Total	893,031	9,474,132	804,060	2,024,891

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Net Income Capitalization	69,653	190,812	65,560	190,110
Tax (1) (Note 23.c)	(158,108)	6,882,837	-	-
Monetary Adjustment of Escrow Deposits	177,210	487,563	112,870	334,022
Recoverable Taxes (2)	428,686	564,590	130,391	261,412
Recovery of Charges and Expenses	234,638	694,208	180,745	421,632
Monetary Variation	219,372	686,558	167,348	433,081
Others (2)	179,301	218,926	213,774	477,864
Total	1,150,752	9,725,494	870,688	2,118,121

(1) In 2015, Bank and Consolidated, includes the reversal of the provisions for Cofins (Note 23.e).

(2) In 2015, Bank and Consolidated, includes the amount of R$381,598, related to Cofins asset, released under the item "Others" and the amount of R$383,561 related to Cofins asset interests released under "Recoverable Taxes" as a result of a favorable decision obtained by Banco Santander on the injunction that removed the applicability of Law 9,718/1998, paid from 1999 to 2006 (Note 23.e).

32. Other Operating Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Operating Provisions
Tax (Note 23.c)	-	-	81,071	174,929
Labor (Note 23.c)	646,646	1,189,032	260,021	640,014
Civil (Note 23.c)	146,272	541,921	171,123	441,604
Credit Cards	491,297	1,435,905	427,752	1,095,603
Actuarial Losses - Pension Plan (Note 35.a)	74,585	225,288	54,301	162,435
Monetary Losses	6,053	48,779	5,555	13,491
Legal Fees and Costs	25,014	72,453	29,447	79,457
Serasa and SPC (Credit Reporting Agency)	13,166	53,132	13,363	50,791
Brokerage Fees	18,183	59,098	18,989	51,287
Commissions	14,372	61,577	25,665	79,259
Impairment (1)	312,001	1,212,004	7,901	9,172
Others	935,630	2,368,274	211,487	695,460
Total	2,683,219	7,267,463	1,306,675	3,493,502

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Operating Provisions
Tax (Note 23.c)	-	-	57,131	158,630
Labor (Note 23.c)	656,388	1,220,755	271,163	671,640
Civil (Note 23.c)	182,884	636,618	209,882	539,732
Credit Cards	348,535	1,052,867	384,010	1,149,796
Actuarial Losses - Pension Plan (Note 35.a)	74,601	225,315	54,310	162,456
Monetary Losses	6,314	49,582	5,677	13,613
Legal Fees and Costs	33,423	90,990	34,321	94,774
Serasa and SPC (Credit Reporting Agency)	15,732	61,171	16,632	59,419
Brokerage Fees	18,209	59,677	19,041	51,592
Commissions	52,979	205,691	7,794	68,085
Impairment (1)	312,001	1,213,480	8,075	9,346
Others	1,183,454	2,668,939	283,687	869,688
Total	2,884,520	7,485,085	1,351,723	3,848,771

(1) Bank and Consolidated, in the accumulated in the period ended in September 30, 2015, includes impairment losses recorded by the purchase of rights on the provision of payroll services in the amount of R$534,281, and by assets in the acquisition and development of software in the amount of R$674,780. The loss on the rights in the acquisition of payrolls was recorded especially the consolidation of portability rules, consequently was recorded the reduction of return value expected in the management of payrolls and the historic of breach of contract. The loss in the acquisition and development of software was recorded due to the obsolescence and discontinuity of such softwares (Note 17).

33. Non-Operating Result

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Result of Investments (1)	744,038	778,442	-	-
Result on Sale of Other Assets	9,275	42,271	55,099	84,018
Reversal (Recognition) of Allowance for Losses on Other Assets	1,945	1,412	25	983
Expense on Assets Not in Use	(2,990)	(7,068)	(947)	(3,001)
Gains (Losses) of Capital	5,945	6,426	(596)	(1,273)
Other Income (Expenses)	15,155	40,097	15,806	35,398
Total	773,368	861,580	69,387	116,125

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Result of Investments (1)	743,959	803,887	(764)	(807)
Result on Sale of Other Assets	9,755	43,371	55,310	84,861
Reversal (Recognition) of Allowance for Losses on Other Assets	1,977	1,557	181	1,215
Expense on Assets Not in Use	(3,875)	(9,126)	(2,679)	(7,403)
Gains (Losses) of Capital	5,789	6,011	(401)	(978)
Other Income (Expenses)	13,985	43,114	15,830	35,985
Total	771,590	888,814	67,477	112,873

(1) Accumulated in the period ended September 30, 2015, includes the amount of R$34,503 Bank and R$60,203 Consolidated, profit on disposal of non-current assets held for sale (Note 13) and Bank and Consolidated the amount of R$750,550 related due to the gain on the sale of Santander Securities Services Brasil DTVM S.A. (Note 37.g).

34. Income Tax and Social Contribution

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Income Before Taxes on Income and Profit Sharing	(5,452,000)	(1,086,132)	(567,420)	1,938,041
Profit Sharing (1)	(240,417)	(728,848)	(239,132)	(764,028)
Income Before Taxes	(5,692,417)	(1,814,980)	(806,552)	1,174,013
Total Income and Social Contribution Tax at the Rates of 25% and 20%, (2014 - 25% and 15%) Respectively (4)	2,367,716	816,741	322,621	(469,605)
Equity in Subsidiaries (2)	298,709	486,356	175,567	375,510
Nondeductible Expenses, Net of Non-Taxable Income	62,986	120,664	11,453	56,233
Exchange Variation - Foreign Branches	4,274,579	6,348,183	735,900	277,726
Income and Social Contribution Taxes on Temporary Differences	37,596	44,981	133,441	179,652
Other Adjustments Social Contribution Taxes 5% (4)	(64,317)	(64,317)	-	-
Other Adjustments, Including Profits Provided Abroad	(27,245)	(36,036)	(35,234)	(15,740)
Income and Social Contribution Taxes	6,950,024	7,716,572	1,343,748	403,776

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2014	09/30/2014
Income Before Taxes on Income and Profit Sharing	(5,446,587)	(803,881)	(234,115)	2,688,930
Profit Sharing (1)	(260,647)	(793,181)	(256,157)	(808,967)
Interest on Capital	(33,300)	(33,320)	-	(5)
Unrealized Results	(36)	(106)	(35)	(106)
Income Before Taxes	(5,740,570)	(1,630,488)	(490,307)	1,879,852
Total Income and Social Contribution Tax at the Rates of 25% and 20%, (2014 - 25% and 15%) Respectively (4)	2,377,753	733,720	196,123	(751,941)
Equity in Subsidiaries (2)	142	481	101	217
Nondeductible Expenses, Net of Non-Taxable Income	100,496	219,234	36,638	115,028
Exchange Variation - Foreign Branches	4,274,579	6,348,183	735,900	277,726
Income and Social Contribution Taxes on Temporary Differences	315,843	327,567	133,441	179,652
Effects of Change in Rate of CSLL (3)	3,068	(4,797)	4,268	18,052
Other Adjustments Social Contribution Taxes 5% (4)	(4,164)	(4,164)	-	-
Other Adjustments, Including Profits Provided Abroad	(11,660)	(40,903)	(29,842)	(3,010)
Income and Social Contribution Taxes	7,056,057	7,579,321	1,076,629	(164,276)

(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.
(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operate a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spai) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital.

To protect the exposures to forein exchange rate variations, the Bank uses derivative. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the local currency (real) in foreign investments is nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in volatility in operational earnings (loss) and the Tax Expense accounts (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the period ended on September 30, 2015 an accumulated gain of R$15,512 million. On the other hand, the derivatives contracted to cover these positions generated a loss in Gains and Losses of Financial Assets of R$27,709 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$12,196 million represented by R$1,288 million of PIS/Cofins and R$10,908 million IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. On June 8, 2015, through Official Letter 1504/CGTR/DITEC/PREVIC, it was approved the closure of Benefits Plans I, II and III, and the closure of the authorization for the Fasass's operation, as closed pension fund.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired workers associates, arising from the aconisition process of the Banco Meridional Constituted under the defined benefit plan. These plans are beyng transferred to the Banesprev, expected to occur in 2015, but it is subject to approval of PREVIC.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				09/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,109,821)	(346,754)	(345,108)	(1,136,892)
Fair Value of Plan Assets	12,932,215	687,417	3,949	1,478,950
	(1,177,606)	340,663	(341,159)	342,058
Being:
Superavit	183,367	340,663	599	342,058
Deficit	(1,360,972)	-	(341,758)	-
Amount not Recognized as Assets	183,367	340,663	599	342,058
Net Actuarial Asset at September 30, 2015 (Note 12)	-	-	-	-
Net Actuarial Liability at September 30, 2015 (Note 22)	(1,360,972)	-	(341,758)	-
Payments Made	214,532	-	33,844	(117)
Revenues (Expenses) Recorded (Note 32)	(198,056)	-	(26,786)	(446)
Other Equity Valuation Adjustments	(768,247)	(10,989)	(169,037)	(672)
Actual Return on Plan Assets	(36,557)	111,700	362	141,057

				Consolidated
				09/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,296,348)	(347,288)	(345,108)	(1,136,892)
Fair Value of Plan Assets	13,303,190	688,087	3,949	1,478,950
	(993,158)	340,799	(341,159)	342,058
Being:
Superavit	367,814	340,799	599	342,058
Deficit	(1,360,972)	-	(341,758)	-
Value Unrecognized as Asset	367,814	340,799	599	342,058
Net Actuarial Asset at September 30, 2015 (Note 12)	-	-	-	-
Net Actuarial Liability at September 30, 2015 (Note 22)	(1,360,972)	-	(341,758)	-
Payments Made	214,559	-	33,844	(117)
Revenues (Expenses) Recorded (Note 32)	(198,083)	-	(26,786)	(446)
Other Equity Valuation Adjustments	(768,247)	(10,989)	(169,037)	(672)
Actual Return on Plan Assets	(32,162)	111,761	362	141,057

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				09/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(4,637)	338	(418)	(891)
Changes in Financial Assumptions	2,109,410	-	-	-
Gain (Loss) Actuarial - Obligation	2,104,773	338	(418)	(891)
Return on Investment, Return Unlike Implied Discount Rate	(1,112,343)	62,525	61	28,916
Gain (Loss) Actuarial - Asset	(1,112,343)	62,525	61	28,916

				Consolidated
				09/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(4,793)	339	(418)	(891)
Changes in Financial Assumptions	2,131,744	-	-	-
Gain (Loss) Actuarial - Obligation	2,126,951	339	(418)	(891)
Return on Investment, Return Unlike Implied Discount Rate	(1,138,270)	62,536	61	28,916
Gain (Loss) Actuarial - Asset	(1,138,270)	62,536	61	28,916

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2014, valid to September 30, 2015:

Plans				Duration (in Years)
Banesprev Plan I				11.45
Banesprev Plan II				11.27
Banesprev Plan III				8.60
Banesprev Plan IV				17.34
Banesprev Plan V				8.92
Banesprev Pré-75				9.64
Sanprev I				6.68
Sanprev II				16.75
Sanprev III				9.30
Bandeprev Básico				9.48
Bandeprev Especial I				6.94
Bandeprev Especial II				6.80
SantanderPrevi				7.15
Meridional				6.65

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in the third quarter of 2015, was R$18,445 (2014 - R$14,281) Bank and R$19,288 (2014 - R$14,751) Consolidated and accumulated in the period of R$54,266 (2014 - R$46,168) Bank and R$56,225 (2014 - R$47,606) Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

HolandaPrevi’s Retirees: for the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to only a small closed group of former directors coming from the Banco Sudameris Brasil S.A., being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		09/30/2015		09/30/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,696,418)	(557,113)	(4,879,925)	(557,113)
Fair Value of Plan Assets	4,465,092	-	4,639,463	-
	(231,326)	(557,113)	(240,462)	(557,113)
Being:
Deficit	(231,326)	(557,113)	(240,462)	(557,113)
Value Unrecognized as Asset	-	-	-	-
Net Actuarial Asset at September 30, 2015 (Note 12)	-	-	-	-
Net Actuarial Liability at September 30, 2015 (Note 22)	(231,326)	(557,113)	(240,462)	(557,113)
Payments Made	35,261	16,605	36,003	16,605
Revenues (Expenses) Recorded	(56,150)	(42,895)	(58,512)	(42,895)
Other Equity Valuation Adjustments	(218,513)	(125,946)	(222,848)	(125,946)
Actual Return on Plan Assets	(20,188)	-	(19,873)	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

		Bank		Consolidated
		09/30/2015		09/30/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	14	(677)	(5)	(677)
Changes in Financial Assumptions	807,873	-	838,845	-
Gain (Loss) Actuarial - Obligation	807,887	(677)	838,840	(677)
Return on Investment, Return Unlike Implied Discount Rate	(401,934)	-	(416,396)	-
Gain (Loss) Actuarial - Asset	(401,934)	-	(416,396)	-

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2014, valid to September 30, 2015:

Plans				Duration (in Years)
Cabesp				13.97
Law 9,656 /1998				28.69
Bandepe				14.51
Free Clinic				11.72
Lifelong Directors				9.81
Circular (1)				13.66 and 10.88
Life Insurance				8.78

(1) The duration 13.66 refers to the plan of Former Employees of Banco ABN Amro and 10.88 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan in December 31, 2014, valid to September 30, 2015 are as follows:

				Bank/Consolidated
Equity Instruments				3.0%
Debt Instruments				93.9%
Real Estate				0.3%
Others				2.7%

d) Actuarial Assumptions Adopted in Calculations

		Bank/Consolidated
		09/30/2015
	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.9% and 12.58 (1)	11.00% and 12.44(2)
Rate Calculation of Interest Under Assets to the Next Year	10.9% and 12.58 (1)	11.00% and 12.44(2)
Estimated Long-term Inflation Rate	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%
Boards of Mortality	AT2000	AT2000

(1) Banesprev - Plans II, V and Pré 75 and (2) Cabesp.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects in December 31, 2014, valid to September 30, 2015:

		Sensibility
	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	90,431	(31,406)
Effect on the Present Value of Obligations	797,418	(673,468)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

(i) Share Purchase Plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 Years	3 Years	3 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5.96	R$6.45	R$7.19

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on September 30, 2015 is R$15.40 (12/31/2014 - R$15.06).

On the period acumulated ended on September 30, 2015, daily pro-rata expenses amounting of the R$8,264 (2014 - R$3,501) Bank and R$8,425 (2014 - R$3,645) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$5,727 (2014 - R$6,216) Bank and R$5,793 (2014 - R$6,474) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a loss with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,077 (2014 - gain R$1,964) Bank and R$1,048 (2014 - gain R$2,043) Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(1,536,735)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(13,300,678)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (SOP 2013)	(804,121)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(163,544)		2013	Executives	08/13/2013	06/30/2016
Granted Options (PSP 2013)	295,957		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP)	(4,903,768)	23.50	2010	Executives	02/03/2010	06/30/2014
Exercised Options (PI14 - PSP)	(180,574)		2012	Executives	05/29/2012	06/30/2014
Exercised Options (SOP Delivery 2014)	(1,230,303)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/dec/2014	13,830,464
Cancelled Options (SOP 2013)	(498,407)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(45,085)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (SOP Delivery 2014)	(233,499)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 30/set/2015	13,053,473
SOP 2014	794,926	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	9,740,217	14.43	2013	Executives	05/02/2013	06/30/2018
PSP 2013	2,518,330		2013	Executives	08/13/2013	06/30/2016
Total	13,053,473

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan		4.50%	4.84%	2.04%	3.33%	4.07%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Units	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2014	-
Balance Plans on 30/set/2015	-

Global Plan CRD-IV:
			2 Years	3 Years	4 Years
Future Income Dividend			11.1%	10.8%	9.5%
Expected Volatility			32.7%	34.7%	36.9%
Volatility Comparator			12% -52%	16% - 56%	16% - 52%
Risk-Free Interest Rate			1.7%	2.1%	2.5%
Correlation			0.55	0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

			Employees	Date of Commencement of the Period	Date of Expiry of Period
	Number of Shares	Granted Year
Balance Plans on December 31, 2014	-	2014	Executives
Balance Plans on September 30, 2015	-

On the period acumulated ended on September 30, 2015, pro-rata expenses were registered in the amount of R$6,507 (2014 - R$3,587) Bank and R$6,760 (2014 - R$3,689) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the period acumulated ended on September 30, 2015, we recorded expenses in the amount of R$3,766 (2014 - R$196) Bank and R$4,324 (2014 - R$1,083) Consolidated, regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$977 (2014 - R$4,954) Bank and R$1,673 (2014 - R$4,992) Consolidated as personal expenses.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period acumulated ended on September 30, 2015, there were recorded expenses of R$8,974 (2014 - R$424) Bank and R$8,923 (2014 - R$459) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, people and systems or from external events. This definition includes the legal risk associated with inadequacy or deficiency in contracts, as well as penalties due to noncompliance with legal regulations and compensation for damages to third parties arising from activities performed by the institution. The management and control of operational risks aims to strength the business environment internal control factors and so to enhance the making decision process and fulfill the requirements from Regulators, Basel Capital Accord and Sarbanes-Oxley. The model also follows the guidelines established by Banco Santander Spain which is based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Basel III), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Bacen 2,899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Presidency. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Based on its strategy, the guidelines of CMN Resolution 4,327/14 and the self-regulation of Febraban SARB 14 which provide for the Social Responsibility of Financial Institutions, has developed the new Santander Environmental Responsibility Policy (PRSA), approved in December 2014 in the Executive Committee and Board of Directors. The implementation of the policy will increase the inclusion of social and environmental aspects in the analysis and decision-making processes of the organization and will bring improvements to the plan of commitments and long-term results, integrated into the business.

In addition to preparation of the Social and Environmental Responsibility Policy, the resolution brings obligations relating to the governance theme in the organization. Among other things, determined the appointment of an executive responsible for compliance with PRSA. For this assignment was named the Vice President of Communications, Marketing, Institutional Relations and Sustainability. Within the framework the Bank has two main instruments to insert sustainability in its Corporate Governance: the Corporate Governance Committee and Sustainability, which advises the Board on the subject of deliberation at the strategic level; and the Sustainability Office, responsible for providing technical support to other areas in the advancement and implementation of their practices, and to prepare and propose local strategies. This Board is part of the Vice President of Communications, Marketing, Corporate Relations and Sustainability, who reports to the President and, where necessary, to the Executive Committee and the Board of Directors.

In order to meet the commitments made at PRSA, actions are being taken during the year 2015 involving the activities and operations of the organization. These actions go beyond the management processes of the Social and Environmental Risk also composing a stimulus agenda to good social and environmental practices involving customers, employees, suppliers and society. The Action Plan for compliance with PRSA, as determined by the resolution was approved by the same maximum cited instances of governance of Santander Brazil.

One of our commitments for 2015 is the implementation of the PRSA progressively and consistently. Santander Brazil is prepared for a collaborative process of building, sharing of experiences and results with key stakeholders and the Bacen.

The Social and Environmental Risk Policy Banco Santander is inserted under the Social and Environmental Responsibility Policy (PRSA) of the institution, in line with the new CMN Resolution 4,327/2014.

This policy is applied to the Wholesale Bank and, in addition to lending, provides analysis of environmental issues in accepting clients. The Environmental Risk area examines the social and environmental management of items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of application of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety and Geology monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

With regard to environmental management, with about 50,000 employees and over 30 million customers, the activity of Santander Brazil generates significant consumption of resources such as energy, water and paper. In all its dimensions, the Bank adopts eco-efficiency strategies to minimize environmental impacts and financial costs.

The Bank has a Corporate Environmental Policy that guides their actions on the subject. It also has ISO 14001 certification in two administrative buildings: Santander Tower and Casa 1, both in São Paulo beyond LEED Gold and Silver in Data Center in Campinas/SP.

Since 2007, all built or refurbished branches are suitable to the standard of Practice Construction Manual, created by the Bank itself, which includes the deployment items such as capturing rainwater (capable of reducing consumption by up to 50%); white roof which reduces the need for air conditioning; and aerators and self-closing faucets (reducing water consumption).

Energy

Santander Brasil has a global goal of reducing electricity consumption by 20 % by 2015, counting from 2011. In 2014 was made a retrofit of approximately 15,000 fluorescent lamps with LED lamps, air conditioning and automation, among others, generating savings of nearly 6 million kWh in 2014.

Water

In 2014 the management of water consumption in Torre Santander included the use of water-saving systems such as automatic faucets, aerators, vacuum exhaust system; It was also implemented centralized monitoring of water consumption at all branches and administrative buildings; the rainwater utilization for discharge or technical (cooling towers) not drinking in Santander Tower and more than 150 branches of the commercial network. In the Data Center in Campinas, tank capable of storing 640,000 liters of rainwater and eliminated the use of water in cooling has been installed.

Waste

The Bank made the management of the waste generated in their administrative units allocating them for recycling. Organic and non-recyclable waste is sent to licensed landfill. In Torre Santander, organic waste is dehydrated, reducing the volume by about 75%. In 2014, the Bank ceased to send about 100 tons of organic waste to the landfill.

Greenhouse Gas Emissions

The Bank staff to manage their GHG emissions by the global goal of reducing emissions by 20% by the year 2015, with the comparison base the year 2011.
The monitoring of this goal is made by Ecological Huella, global indicator of eco-efficiency of the Santander Group.
Since 2009, Santander pays its GHG emissions since 2006 and conducts its inventory of emissions by the Greenhouse Gas Protocol system (Brazil GHG Protocol) , which has a maximum certification. The Bank also compensates their GHG emissions, responds to the Carbon Disclosure Project (CDP) and has commitments and reduction targets publicly assumed in the Global Compact. The Bank also encourages society to reduce and offset their emissions through the program Reduce and Offset CO2, online platform with reduction tips , which allows each person to calculate and offset their emissions by purchasing carbon credits.

Environmental Management of Suppliers

Santander Brazil ended the year with about 1,400 active suppliers, among which stand out security sector companies, transport of valuables, technology and Call Center. These suppliers are supported in the Bank contracts for environmental liability provisions aligned with the Global Compact guidelines - Organization of the initiative of the United Nations (UN) to adopt globally accepted practices on issues such as human rights, labor relations, the environment and anti- corruption , which is a signatory since 2007.
In addition to the approval process in which suppliers are evaluated on technical, administrative, legal and environmental aspects, the Bank also has a Supplier Qualification Index (IQF).

Transparency

Every year, we published our Annual Report which brings together economic, social, environmental and governance of the Santander Brazil between January 1 and December 31, 2014. The material follows the Global Reporting Initiative (GRI) - G4 version , the model "comprehensive" report. In addition to the GRI, presents the guidelines established by the Brazilian Association of Listed Companies (Abrasca), the standard AA1000SES (AA1000SES Stakeholders Engagement) and from 2014 began to incorporate some guidelines of the first integrated reporting framework established by the IIRC (International Integrated Reporting Council). This report undergoes assurance process issued by an independent audit.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction will be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

b) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

c) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.)

On July 31, 2014, the acquisition of Getnet H.U.A.H. S.A., announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet H.U.A.H. S.A. into Getnet S.A. under the terms of the Merger Protocol of Getnet H.U.A.H. S.A. into Getnet S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet H.U.A.H. S.A. totaling R$42,895, which was extinguished and succeeded by Getnet S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet H.U.A.H. S.A. were held by Getnet S.A., no increase of the capital of Getnet S.A. following the approval of the merger was made, and the net assets of Getnet H.U.A.H S.A. was registered in Getnet S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Current Liabilities and Long-Term Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

e) Investment in iZettle do Brasil Meios de Pagamento S.A. (iZettle Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17,240.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet S.A.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

f) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan, thus increasing efficiency and providing more capillarity of services to the customer base.

g) Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

The transaction is carried out within the context of a global alliance between Banco Santander, S.A. and a group headed by Warburg Pincus LLC related to the qualified custody activity in Spain, Brazil and Mexico.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A., was concluded at the amount of R$859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$750,550 before taxes recorded in the Non-Operating Income item (Note 33).

h) Other Corporate Movements

We also performed the following corporate actions:

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. - ME (Compreauto) and Ideia Produções by Webmotors S.A. (Note 15).

On April 30, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet S.A., being the net assets in the amount of R$291 transferred from GoPay to Getnet S.A., dated as of March 31, 2015 (Note 15).

• On March 23, 2015, Santander Participações sold its entire stake in Santos Energy to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012 (Note 13).

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000 (Note 13).

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$43,053,095 (12/31/2014 - R$41,440,215) Bank and R$43,552,137 (12/31/2014 - R$40,563,669) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$7,236,670 (12/31/2014 - R$4,591,810) and the total amount of investment funds and assets managed is R$151,648,479 (12/31/2014 - R$159,834,538) recorded as off balance accounts.

c) The insurance contracted in effect on September 30, 2015, the global bank, fires, vehicles and other, have coverage amount of R$1,355,528 (12/31/2014 - R$1,355,528) Bank and R$1,362,023 (12/31/2014 - R$1,355,528) Consolidaded and global bank, was hired insurance with coverage amount of R$204,320 (12/31/2014 - R$204,320), may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2015	09/30/2015	09/30/2015	12/31/2014	09/30/2014	09/30/2014
Restricted Operations on Assets
Lending Operations	10,488	354	983	10,673	281	381
Liabilities Restricted Operations on Assets
Deposits	(10,488)	(354)	(983)	(10,673)	(281)	(381)
Net Income		-	-		-	-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2015 is R$3,220,685, of which R$639,555 up to 1 year, R$1,901,872 from 1 year to up to 5 years and R$679,258 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$711 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the third quarter of 2015, were valued at R$152,388 (2014 - R$167,900) and accumulated in the period of R$487,688 (2014 - R$515,207).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

In the context of the transaction, Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option whose purpose all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation (Note 37.c).

In the context of the operation, were granted between the institutions a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded (Note 15 and 37.d).

****

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executive’s Report of Financial Statements

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2015, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Performance Reviewt, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on September 30, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executive’s Report of Independent Auditors' Report

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended September 30, 2015, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Performance Reviewt, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on September 30, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer